Filed by UBS Group AG and
UBS AG
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG
Registration Statement No. 333-199011

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the exchange offer, the contents of this document or what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser (being, in the case of residents in Ireland, an organisation or firm authorised or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act 1995 (as amended) or otherwise from an appropriately authorised independent financial adviser if you are in a territory outside Ireland).

This document comprises a Prospectus relating to UBS Group AG (“UBS Group”) in connection with an exchange offer made by UBS Group to acquire any and all issued ordinary shares of UBS AG (“UBS”) with a nominal value of CHF 0.10 each (“UBS Shares”) in exchange for registered shares of UBS Group with a nominal value of CHF 0.10 each (“UBS Group Shares”), in order to establish a new holding company for the Group (as defined herein). As of the date of this Prospectus, all UBS Group Shares are owned by UBS. This Prospectus has been drawn up in accordance with Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005, the Irish Prospectus Regulations, and the EU Prospectus Regulation. This Prospectus has been approved by the Central Bank of Ireland, as competent authority under the Prospectus Directive 2003/71/EC, as amended (the “Prospectus Directive”). The Central Bank only approved this Prospectus as meeting the requirements imposed under Irish and EU law pursuant to the Prospectus Directive. Such approval relates only to the UBS Group Shares which are to be offered to the public in any Member State of the European Economic Area (the “EEA”) in connection with the subsequent offer period of the exchange offer. This Prospectus has been made available to the public in Ireland in accordance with Part 8 of the Irish Prospectus Regulations by the same being made available, free of charge, in electronic form on UBS’s corporate website (www.ubs.com). UBS Group has requested that the Central Bank of Ireland provide a certificate of approval and a copy of this Prospectus to the competent authorities in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom in order to conduct a public offering of the UBS Group Shares in connection with the subsequent offer period of the exchange offer in such jurisdictions. The public offering of the UBS Group Shares in connection with the initial offer period of the exchange offer in such jurisdictions was conducted pursuant to a separate prospectus prepared by UBS Group and published on 30 September 2014 (the “Original IOP Prospectus”), as amended and supplemented by the supplementary prospectuses published respectively on 3 November 2014 (the “IOP Prospectus Supplement No. 1”) and 14 November 2014 (the “IOP Prospectus Supplement No. 2”) (together, the “IOP Prospectus Supplements” and together with the Original IOP Prospectus, the “IOP Prospectus”), which is incorporated herein by reference. The initial offer period of the exchange offer ended on 20 November 2014. This Prospectus relates only to the UBS Group Shares to be offered in connection with the subsequent offer period of the exchange offer.

All of the UBS Group Shares issued in connection with the subsequent offer period of the exchange offer will be listed and admitted to trading on the SIX Swiss Exchange AG (the “SIX Swiss Exchange”) and on the New York Stock Exchange (the “NYSE”). Admissions of such UBS Group Shares on the SIX Swiss Exchange and the NYSE are expected to be effective upon settlement of the shares validly tendered as of the expiration date of the subsequent offer period.

UBS Group, its Director and the Proposed Directors (whose names appear on page 22 of this Prospectus) accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of UBS Group, its Director and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and contains no omission likely to affect the import of such information.

You should read this Prospectus and the documents incorporated herein by reference in their entirety. Your attention is specifically drawn to the risk factors set out in the section entitled “Risk Factors” of this Prospectus and the IOP Prospectus.

UBS GROUP AG

(incorporated as a stock corporation (Aktiengesellschaft) under the laws of Switzerland and registered in Switzerland with corporate identification number CHE-395.345.924)

Proposed issue of up to an estimated 400,000,000 UBS Group Shares in connection with the subsequent offer period of the exchange offer for UBS Shares

Prospective investors should rely only on the information contained in this Prospectus and the documents incorporated herein by reference. No person has been authorised to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied on as having been so authorised. Any delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of UBS Group, UBS and the Group taken as a whole since, or that the information contained herein is correct at any time subsequent to, the date of this Prospectus, or the date of the documents incorporated by reference herein. UBS Group will comply with its obligation to publish a supplementary prospectus containing further updated information if so required by law or by any regulatory authority but assumes no further obligation to publish additional information. The contents of this Prospectus are not to be construed as legal, financial or tax advice. Each recipient of this Prospectus should consult his, her or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

This Prospectus does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any UBS Group Shares to any person in any jurisdiction in which such offer or solicitation is unlawful. The distribution of this Prospectus and the offer of the UBS Group Shares in certain jurisdictions may be restricted by law. Other than in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, no action has been or will be taken by UBS Group to permit a public offering of the UBS Group Shares or to permit the possession or distribution of this Prospectus (or any other offering or publicity materials relating to the UBS Group Shares) in any jurisdiction where action for that purpose may be required. Neither this Prospectus, any advertisement nor any other material relating to it may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Prospectus comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The exchange offer is comprised of separate offers (respectively, the “U.S. offer” and the “Swiss offer”, and collectively, the “exchange offer”). The Swiss offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to separate offer documentation (the “Swiss offer documentation”), including, for holders of UBS Shares located in one or more member states of the EEA, this Prospectus and the IOP Prospectus, which is incorporated herein by reference. The U.S. offer is being made to all holders of UBS Shares located in the U.S. pursuant to separate offer documentation. A registration statement (the “U.S. registration statement”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) relating to the UBS Group Shares to be offered to holders of UBS Shares located in the U.S. has been filed with the U.S. Securities and Exchange Commission (the “SEC”). Such U.S. registration statement was declared effective on 10 October 2014. The U.S. offer and the Swiss offer are being conducted simultaneously and, in all material respects, have the same terms and are subject to the same conditions.

This Prospectus is dated 25 November 2014

Notice to shareholders in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group Shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group Shares in the subsequent offer period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in this Prospectus (from the time the Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group Shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group Shares shall result in a requirement for the Company to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group Shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to shareholders in Belgium

No action has been taken in Belgium to permit a public exchange offer of the UBS Shares or the UBS Group Shares in accordance with the Belgian act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market (“Belgian Prospectus Act”) and the Belgian Act of 1 April 2007 on public takeover bids (“Belgian Takeover Bid Act”) and no UBS Group Shares may be offered or sold to persons in Belgium unless either such persons are qualified investors within the meaning of Article 10 of the Belgian Prospectus Act or one or more other exemptions available under Article 3 of the Belgian Prospectus Act or under Article 6, § 3 of the Belgian Takeover Bid Act apply.

Notice to shareholders in Denmark

The issue and distribution of this document is restricted by law and has not been approved by the Danish Financial Supervisory Authority. This document is being distributed and communicated to persons in Denmark only in circumstances where such distribution will not conflict with the provisions of the Danish Securities Trading Act and executive orders issued pursuant thereto as amended from time to time.

The securities described herein are not being offered or sold to any person in Denmark except in circumstances which will not result in an offer of securities to the public in Denmark within the meaning of Chapter 6 or 12 of the Danish Securities Trading Act and pursuant to an exemption from the obligation to publish a prospectus set out in the Danish Prospectus Executive Orders.

Notice to shareholders in Norway

This document has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 2007. This document has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian FSA (finanstilsynet) nor the Norwegian Registry of Business Enterprises. The securities described herein have not been and will not be offered or sold to the public in Norway, and no offering or marketing materials relating to the interests may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in Norway. This document is for the recipient only and may not in any way be forwarded to any other person or to the public in Norway.

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ii

SUMMARY

Summaries are made up of disclosure requirements known as “Elements”. These elements are numbered in Sections A–E (A.1–E.7). This summary contains all the Elements required to be included in a summary for this type of security and issuer. Because some Elements are not required to be addressed there may be gaps in the numbering sequence of the Elements. Even though an Element may be required to be inserted into the summary because of the type of security and issuer, it is possible that no relevant information can be given regarding the Element. In this case, a short description of the Element is included in the summary with the mention of “not applicable”.

Section A – Introduction and warnings
Element	Disclosure requirement	Disclosure
A.1	Warning

This summary should be read as an introduction to the Prospectus. Any decision to invest in the securities should be based on consideration of the Prospectus and the documents incorporated by reference herein as a whole by the investor. Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the member states of the EEA, have to bear the costs of translating the Prospectus before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus and the documents incorporated by reference herein or it does not provide, when read together with the other parts of the Prospectus and the documents incorporated by reference herein, key information in order to aid investors when considering whether to invest in the securities.

A.2	Subsequent resale of securities or final placement of securities through financial intermediaries

Not applicable. No consent has been given by UBS Group to the use of the Prospectus for subsequent resale or final placement of securities by financial intermediaries. UBS Group is not engaging any financial intermediaries for any resale of securities or final placement of securities in connection with this Prospectus.

Section B – Issuer
Element	Disclosure requirement	Disclosure
B.1	Legal and commercial name	The legal and commercial name of the company is UBS Group AG (“UBS Group”).
B.2	Domicile and legal form

UBS Group was incorporated and registered in Switzerland on 10 June 2014 with corporate identification number CHE-395.345.924, as a stock corporation (Aktiengesellschaft) under the laws of Switzerland. UBS Group was entered into the Commercial Register of the Canton of Zurich on 10 June 2014 and has its registered domicile in Zurich. UBS Group is governed by its articles of association (the “Articles”). The principal legislation under which UBS Group operates, and under which the UBS Group Shares are issued, is the Swiss Code of Obligations.

B.3	Operations and principal activities	UBS Group
Pursuant to article 2 of its Articles, the main business purpose of UBS Group is the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS Group may establish enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS Group is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and

Section B – Issuer
Element	Disclosure requirement	Disclosure
abroad. UBS Group may provide loans, guarantees and other types of financing and securities for group companies and borrow and invest capital on the money and capital markets.
UBS Group, which currently has a fully paid-up share capital of CHF 100,000 divided into 1,000,000 registered shares with a nominal value of CHF 0.10 each, has no operations other than in connection with the exchange offer and no material assets or liabilities other than assets in connection with the exchange offer. As of the date of this Prospectus, all UBS Group Shares are owned by UBS AG (“UBS”).
The exchange offer was declared unconditional on 21 November 2014. Upon completion of the initial settlement of the exchange offer, currently expected to take place on 28 November 2014, it is intended that UBS Group will become the parent company of UBS and the holding company of the Group. As used in this Prospectus, “Group” refers to UBS and its consolidated subsidiaries up to the time of the first capital increase of UBS Group in connection with the initial settlement of the exchange offer and to UBS Group and its consolidated subsidiaries after such capital increase.

UBS
UBS is a stock corporation (Aktiengesellschaft) founded in accordance with Swiss law in 1978 for an indefinite period, and is entered in the Commercial Registers of the Cantons of Basel and Zurich under the name UBS AG. UBS has its registered domicile in Basel and Zurich.
Pursuant to article 2 of its articles of association, the purpose of UBS is the operation of a bank. Its scope of operations extends to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS may establish branches and representative offices as well as banks, finance companies and other enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad.
UBS and its subsidiaries draw on the Group’s over 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. The Group’s business strategy is centred on its (in UBS’s own opinion) pre-eminent global wealth management businesses and its (in UBS’s own opinion) leading universal bank in Switzerland, complemented by its Global Asset Management business and its Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook. Headquartered in Zurich and Basel, Switzerland, the Group has offices in more than 50 countries, including all major financial centres.
The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.
B.4a	Significant recent trends	As indicated in UBS’s report for the quarter ended 30 September 2014 (the “Third Quarter 2014 Report”), at the start of the fourth quarter of 2014, many of the underlying challenges and geopolitical issues that the Group has previously highlighted remain and in some cases have intensified. A number of new concerns have arisen including the fear of risks related to the Ebola virus. The mixed outlook for global growth, the absence of sustained and credible improvements to unresolved issues in Europe, continuing U.S. fiscal and monetary policy issues and increasing

Section B – Issuer
Element	Disclosure requirement	Disclosure
geopolitical instability would make improvements in prevailing market conditions unlikely. Despite these ongoing challenges, the Group will continue to execute on its strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for shareholders
B.5	Group description	As of the date of this Prospectus, UBS is the parent company of the Group. Neither the business divisions nor the Corporate Center are separate legal entities. Currently, they primarily operate out of UBS, through its branches worldwide. Businesses also operate through local subsidiaries where necessary or desirable.
Upon completion of the initial settlement of the exchange offer, it is intended that UBS Group will become the parent company of UBS and the holding company of the Group.
B.6	Notifiable interests	As of the date of this Prospectus, UBS Group’s sole shareholder is UBS.
Under the applicable provisions of the Swiss Federal Act on Stock Exchanges and Securities Trading dated 24 March 1995, as amended (the “Swiss Stock Exchange Act” or “SESTA”), shareholders and shareholders acting in concert with third parties who reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1⁄3%, 50% or 66 2⁄3% of the voting rights of a Swiss-listed corporation must notify the corporation and the SIX Swiss Exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised.
As of 21 November 2014, UBS is aware of the following persons or groups of persons holding more than 3% of the total share capital of UBS. If such persons participate in the exchange offer and assuming that 100% of the total UBS Shares in issue are tendered into the exchange offer, such persons would hold the same proportion of UBS Group Shares as they did of UBS Shares before such persons tendered into the exchange offer:
(i) on 17 December 2009, BlackRock Inc., New York, notified to UBS and the SIX Swiss Exchange a holding of 3.45% of the total share capital of UBS;
(ii) on 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, notified to UBS and the SIX Swiss Exchange a holding of 3.04% of the total share capital of UBS;
(iii) on 21 November 2014 according to the UBS share register, Chase Nominees Ltd. London holds 0.37% of the total share capital of UBS(1);
(iv) on 21 November 2014 according to the UBS share register, GIC Private Limited, Singapore holds 0.0% of the total share capital of UBS(2);
(v) on 21 November 2014 according to the UBS share register, DTC (Cede & Co.), New York (“DTC”) holds 6.26% of the total share capital of UBS; and
(vi) on 21 November 2014 according to the UBS share register, Nortrust Nominees Ltd, London holds 0.16% of the total share capital of UBS(3).

(1)	As at 31 October 2014, Chase Nominees Ltd London held 11.45% of the total share capital of UBS. The difference in shareholding at 21 November 2014 arises as a result of Chase Nominees Ltd London tendering in the exchange offer.
(2)	As at 31 October 2014, GIC Private Limited, Singapore held 6.39% of the total share capital of UBS. The difference in shareholding at 21 November 2014 arises as a result of GIC Private Limited, Singapore tendering in the exchange offer.
(3)	As at 31 October 2014, Nortrust Nominees Ltd, London held 3.31% of the total share capital of UBS. The difference in shareholding at 21 November 2014 arises as a result of Nortrust Nominees Ltd, London tendering in the exchange offer.

Section B – Issuer
Element	Disclosure requirement	Disclosure
	Different voting rights	Each UBS Group Share carries one vote at shareholders’ meetings. Voting rights may be exercised without any restrictions by shareholders entered into the share register, if they expressly render a declaration of beneficial ownership according to the provisions of UBS Group’s Articles. Special provisions are expected to be introduced for the registration of fiduciaries and nominees. Fiduciaries and nominees are expected to be entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose upon UBS Group’s request beneficial owners holding 0.3% or more of all UBS Group Shares. An exception to the 5% voting limit rule is expected to be approved for securities clearing organisations such as The Depository Trust Company in New York. There are no other differences between the voting rights of major shareholders and those of other UBS Group shareholders.
	Whether the issuer is directly or indirectly owned or controlled and by whom and description of the nature of control	As of the date of this Prospectus, all UBS Group Shares are owned by UBS. UBS Group is not aware of any person who, following settlement of the exchange offer, will directly or indirectly, jointly or severally, exercise or could exercise control over UBS Group.
B.7	Key financial information	The selected consolidated historical financial information and operating results of UBS for the years ended 31 December 2013, 2012 and 2011 and the consolidated balance sheet data as of 31 December 2013 and 2012 set out below have been derived from UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 filed with the SEC on 14 March 2014 (the “UBS 2013 Form 20-F”) (unless otherwise indicated). UBS 2013 Form 20-F contains audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as additional unaudited consolidated financial data. Unless subsequently restated (in which case, the restated information has been derived from the UBS 2013 Form 20-F), the consolidated balance sheet data of UBS as of 31 December 2011 set out below has been derived from UBS’s Annual Report on Form 20-F for the year ended 31 December 2012 filed with the SEC on 14 March 2013 (the “UBS 2012 Form 20-F”), containing audited financial statements, which were also prepared in accordance with IFRS, as well as additional unaudited consolidated financial data. The selected consolidated historical financial data of UBS as of and for the nine month periods ended 30 September 2014 and 2013 have been derived from the Third Quarter 2014 Report, containing unaudited consolidated financial statements prepared in accordance with IFRS as well as additional unaudited consolidated financial information. The UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS’s Annual Report on Form 20-F for the year ended 31 December 2011 filed with the SEC on 15 March 2012 (the “UBS 2011 Form 20-F”) and the Third Quarter 2014 Report are incorporated by reference herein. In the opinion of management, the unaudited consolidated financial statements referenced above include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. Holders of UBS Shares and prospective investors should read the whole of this Prospectus and the documents incorporated by reference herein and should not rely solely on the summarised information set out below:

Key Figures
	As of or for the nine months ended 30 September		As of or for the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012		2011
	(unaudited)		(audited, except where indicated)
Group results
Operating income	21,281	21,425	27,732		25,423		27,788
Operating expenses	19,224	18,602	24,461		27,216		22,482
Operating profit/(loss) before tax	2,057	2,823	3,272		(1,794)		5,307
Net profit/(loss) attributable to UBS shareholders	2,609	2,255	3,172		(2,480)		4,138

Diluted earnings per share (CHF)	0.68	0.59	0.83		(0.66)		1.08

Key performance indicators
Profitability
Return on equity (RoE) (%)(1)	7.1	6.4	6.7	*	(5.1	)*	9.1	*
Return on assets, gross (%)(2)	2.8	2.5	2.5	*	1.9	*	2.1	*
Cost/income ratio (%)(3)	90.3	86.7	88.0	*	106.6	*	80.7	*

Growth
Net profit growth (%)(4)	15.7	—	—		—		(44.5	)*
Net new money growth for combined wealth management businesses (%)(5)	2.7	3.6	3.4	*	3.2	*	2.4	*

Resources
Common equity tier 1 capital ratio (fully applied, %)(6)(7)	13.7	11.9	12.8	*	9.8	*	—
Swiss SRB leverage ratio (phase-in, %)(8)	5.4	4.2	4.7	*	3.6	*	—

Additional information
Profitability
Return on tangible equity (%)(9)	8.3	7.6	8.0	*	1.6	*	11.9	*
Return on risk-weighted assets, gross (%)(10)	12.4	11.5	11.4	*	12.0	*	13.7	*

Resources
Total assets	1,049,258	1,049,101	1,018,374	*(11)	1,259,797		1,416,962
Equity attributable to UBS shareholders	50,824	47,403	48,002		45,949		48,530

Common equity tier 1 capital (fully applied)(7)	30,047	26,019	28,908		25,182	*	—
Common equity tier 1 capital (phase-in)(7)	42,464	38,963	42,179		40,032	*	—
Risk-weighted assets (fully applied)(7)	219,296	218,926	225,153	*	258,113	*	—
Risk-weighted assets (phase-in)(7)	222,648	222,306	228,557	*	261,800	*	—
Common equity tier 1 capital ratio (phase-in, %)(6)(7)	19.1	17.5	18.5	*	15.3	*	—
Total capital ratio (fully applied, %)(7)	18.7	14.3	15.4	*	11.4	*	—
Total capital ratio (phase-in, %)(7)	24.9	21.8	22.2	*	18.9	*	—
Swiss SRB leverage ratio (fully applied, %)(8)	4.2	3.0	3.4	*	2.4	*	—
Swiss SRB leverage ratio denominator (fully applied)(12)	985,071	1,055,956	1,020,247	*	1,206,214	*	—
Swiss SRB leverage ratio denominator (phase-in)(12)	991,730	1,063,294	1,027,864	*	1,216,561	*	—
BIS tier 1 capital, Basel 2.5	—	—	—		40,982		38,370
BIS risk-weighted assets, Basel 2.5	—	—	—		192,505	*	240,962	*
BIS tier 1 capital ratio, Basel 2.5 (%)	—	—	—		21.3	*	15.9	*
BIS total capital ratio, Basel 2.5 (%)	—	—	—		25.2	*	17.2	*

Other
Average equity to average total assets (%)(13)	—	—	4.0	*	3.4	*	3.2	*
Invested assets (CHF billion)(14)	2,640	2,339	2,390		2,230		2,088
Market capitalisation	64,047	71,066	65,007	*	54,729	*	42,843	*
Total book value per share (CHF)	13.54	12.58	12.74	*	12.26	*	12.95	*
Tangible book value per share (CHF)	11.78	10.89	11.07	*	10.54	*	10.36	*
Registered ordinary shares (number)	3,844,336,002	3,841,428,598	3,842,002,069		3,835,250,233		3,832,121,899
Treasury shares (number)	90,688,181	74,161,825	73,800,252		87,879,601		84,955,551
Personnel (full-time equivalents)	60,292	60,635	60,205	*	62,628	*	64,820	*
Americas	21,166	21,436	21,317	*	21,995	*	22,924	*
of which: U.S.A.	19,905	20,161	20,037	*	20,833	*	21,746	*
Asia Pacific	7,405	7,127	7,116	*	7,426	*	7,690	*
Europe, Middle East and Africa	10,205	10,137	10,052	*	10,829	*	11,019	*
of which: United Kingdom	5,471	5,695	5,595	*	6,459	*	6,674	*
of which: Rest of Europe	4,568	4,286	4,303	*	4,202	*	4,182	*
of which: Middle East and Africa	166	156	153	*	167	*	162	*
Switzerland	21,516	21,936	21,720	*	22,378	*	23,188	*

* unaudited
(1) Net profit / loss attributable to UBS shareholders (annualised as applicable) / average equity attributable to UBS shareholders.
(2) Operating income before credit loss (expense) or recovery (annualised as applicable) / average total assets.
(3) Operating expenses / operating income before credit loss (expense) or recovery.

(4)    Change in net profit attributable to UBS shareholders from continuing operations between current and comparison periods / net profit attributable to UBS shareholders from continuing operations of comparison period. Not meaningful and not included if either the reporting period or the comparison period is a loss period.

(5)    Combined Wealth Management’s and Wealth Management Americas’ net new money for the period (annualised as applicable) / invested assets at the beginning of the period. Figures for the periods ended 31 December 2013, 2012 and 2011 are derived from the accounting records of the Group.

(6) Common equity tier 1 capital / risk-weighted assets.

(7)    Based on the Basel III framework as applicable to Swiss systemically relevant banks (“SRB”), which became effective in Switzerland on 1 January 2013. The information provided on a fully applied basis entirely reflects the effects of the new capital deductions and the phase out of ineligible capital instruments. The information provided on a phase-in basis gradually reflects those effects during the transition period. Numbers for 31 December 2012 are calculated on an estimated basis described below and are referred to as “pro-forma” in this prospectus. Some of the models applied when calculating 31 December 2012 pro-forma information required regulatory approval and included estimates (as discussed with UBS’s primary regulator) of the effect of new capital charges. These figures are not required to be presented, because Basel III requirements were not in effect on 31 December 2012. They are nevertheless included for comparison reasons, because the Basel III requirements were effective as of 1 January 2013.

(8)    Swiss SRB Basel III common equity tier 1 capital and loss-absorbing capital / total adjusted exposure (leverage ratio denominator). The Swiss SRB leverage ratio came into force on 1 January 2013. Numbers for 31 December 2012 are on a pro-forma basis (see footnote 7 above).

(9)    Net profit / loss attributable to UBS shareholders before amortisation and impairment of goodwill and intangible assets (annualised as applicable) / average equity attributable to UBS shareholders less average goodwill and intangible assets.

(10)  Operating income before credit loss (expense) or recovery (annualised as applicable) / average risk-weighted assets. Based on Basel III risk-weighted assets (phase-in) for 2014 and 2013, on Basel 2.5 risk-weighted assets for 2012 and on Basel II risk-weighted assets for 2011.

(11)  On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32. The number of total assets as of 31 December 2013 is derived from the Third Quarter 2014 Report.

(12)  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represents the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Numbers for 31 December 2012 are on a pro-forma basis (see footnote 7 above). Swiss SRB leverage ratio denominator information on a fully applied basis as of year-end 2013 and 2012 is derived from the accounting records of the Group.

(13) Information only reported on an annual basis.
(14) Group invested assets includes invested assets for Retail & Corporate.

Income statement data
	For the nine months ended 30 September		For the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012	2011
	(unaudited)		(audited, except where indicated)
Interest income	9,880	10,172	13,137		15,968	17,969
Interest expense	(5,192)	(5,932)	(7,351)		(9,990)	(11,143)
Net interest income	4,688	4,240	5,786		5,978	6,826
Credit loss (expense)/recovery	(18)	(35)	(50)		(118)	(84)
Net interest income after credit loss (expense)/recovery	4,670	4,204	5,736		5,860	6,742
Net fee and commission income	12,680	12,190	16,287		15,396	15,236
Net trading income	3,404	4,526	5,130		3,526	4,343
Other income	526	505	580		641	1,467
Total operating income	21,281	21,425	27,732		25,423	27,788
Total operating expenses	19,224	18,602	24,461		27,216	22,482
Operating profit/(loss) before tax	2,057	2,823	3,272		(1,794)	5,307
Tax expense/(benefit)	(665)	361	(110)		461	901
Net profit/(loss)	2,722	2,462	3,381		(2,255)	4,406

Net profit/(loss) attributable to preferred noteholders	111	204	204		220	—
Net profit/(loss) attributable to non-controlling interests	2	3	5		5	268
Net profit/(loss) attributable to UBS shareholders	2,609	2,255	3,172		(2,480)	4,138

Cost/income ratio (%)	90.3	86.7	88.0	*	106.6 *	80.7	*

Per share data (CHF)
Basic earnings per share	0.69	0.60	0.84		(0.66)	1.10
Diluted earnings per share	0.68	0.59	0.83		(0.66)	1.08
Cash dividends declared per share (CHF)(1)	—	—	0.25		0.15	0.10
Cash dividends declared per share (USD)(1)	—	—	0.28	*	0.16 *	0.11	*
Dividend payout ratio (%)(1)	—	—	29.8	*	(22.7)*	9.1	*

	For the nine months ended 30 September		For the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012		2011
	(unaudited)		(audited, except where indicated)
Rates of return (%)
Return on equity attributable to UBS shareholders	7.1	6.4	6.7	*	(5.1	)*	9.1	*
Return on average equity(2)	—	—	6.7	*	(5.0	)*	9.1	*
Return on average assets(2)	—	—	0.3	*	(0.2	)*	0.3	*

* unaudited.
(1) Dividends and/or distribution of capital contribution reserve are normally approved and paid in the year subsequent to the reporting period.
(2) Information only reported on an annual basis.

Balance sheet data
	As of 30 September	As of 31 December
CHF million	2014	2013		2012	2011
	(unaudited)	(audited, except where indicated)
Assets
Total assets	1,049,258	1,018,374	*(1)	1,259,797	1,416,962
Cash and balances with central banks	108,745	80,879		66,383	40,638
Due from banks	17,041	17,170		21,220	23,218
Cash collateral on securities borrowed	26,020	27,496		37,372	58,763
Reverse repurchase agreements	68,050	91,563		130,941	213,501
Trading portfolio assets	130,413	122,848		160,564	181,525
of which: assets pledged as collateral which may be sold or repledged by counterparties	49,322	42,449		44,698	39,936
Positive replacement values	247,580	254,084	*(1)	418,957	486,584
Cash collateral receivables on derivative instruments	31,171	28,271	*(1)	30,413	41,322
Loans	310,262	286,959		279,901	266,604
Financial investments available-for-sale	55,956	59,525		66,230	53,174
Other assets	24,301	20,228		17,244	15,492

Liabilities
Due to banks	11,796	12,862		23,024	30,201
Cash collateral on securities lent	9,241	9,491		9,203	8,136
Repurchase agreements	13,991	13,811		38,557	102,429
Trading portfolio liabilities	28,434	26,609		34,247	39,480
Negative replacement values	244,029	248,079	*(1)	395,260	473,400
Cash collateral payables on derivative instruments	42,403	49,526	*(1)	71,148	67,114
Financial liabilities designated at fair value	70,725	69,901		91,901	88,982
Due to customers	401,786	390,825		373,459	342,409
Debt issued	98,917	81,586		104,837	140,617
Other liabilities	70,293	62,777		66,523	69,633
Equity attributable to UBS shareholders	50,824	48,002		45,949	48,530

* unaudited.

(1)    On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32.

There has been no significant change in the financial or trading position of UBS Group since 10 June 2014, being the date of its incorporation, other than in connection with the exchange offer, UBS Group having accepted for exchange the 3,475,356,441 UBS Shares tendered in the initial offer period as a result of the exchange offer having been declared unconditional on 21 November 2014.
There has been no significant change in the financial or trading position of the Group since 30 September 2014, being the date to which the most recent interim consolidated financial information on the Group incorporated by reference herein has been prepared.
B.8	Key pro-forma financial information	Not applicable. No pro-forma information about UBS Group has been included in this Prospectus.
B.9	Profit forecast	Not applicable. No profit forecasts or estimates have been included in this Prospectus.

B.10	Description of the nature of any qualifications in the audit report on the historical financial information	Not applicable. There are no qualifications to the audit reports on the historical financial information of the Group incorporated by reference in this Prospectus.
B.11	Working capital	Not applicable. In the opinion of UBS Group and UBS, the working capital available to UBS Group and the Group is sufficient for its present requirements, that is, for the next 12 months following the date of this Prospectus.

Section C – Securities
Element	Disclosure requirement	Disclosure
C.1	Type and class of securities	The securities offered under the exchange offer are registered shares of UBS Group with a nominal value of CHF 0.10 each.
C.2	Currency of the securities issue	Swiss francs.
C.3	Number and nominal value of securities to be issued	As of the date of this Prospectus, the share capital of UBS Group is CHF 100,000 consisting of 1,000,000 fully paid-up registered shares with a nominal value of CHF 0.10 each.
According to the preliminary interim results of the exchange offer announced by UBS Group on 21 November 2014, 3,475,356,441 UBS Shares have been tendered in the initial offer period of the exchange offer, including 90,815,594 UBS treasury shares which UBS tendered or caused to be tendered, corresponding to 90.40% of the total share capital of UBS as of the end of the initial offer period on 20 November 2014. Accordingly, UBS Group intends to issue an equivalent number of UBS Group Shares by way of capital increase for purposes of the initial settlement, which is expected to occur on 28 November 2014. UBS Group expects to announce the definitive interim results of the exchange offer, the amount of non-tendered UBS Shares remaining following the initial offer period and, therefore, the maximum amount of UBS Group Shares to be issued in the subsequent offer period (which shall not exceed 400,000,000 UBS Group Shares) (via electronic and print media) on 26 November 2014.
After the consummation of the capital increases that will occur in connection with the exchange offer, the share capital of UBS Group will, assuming that 100% of the total UBS Shares in issue as of the second settlement date are tendered, amount to:

•    CHF 384,456,091.30, divided into 3,844,560,913 fully paid-in UBS Group Shares with a nominal value of CHF 0.10 each (which is the amount of UBS Shares in issue as of 21 November 2014, the most recent practicable date prior to the date of this Prospectus);

•    a number of shares equal to such number of UBS Shares that will have been issued between 22 November 2014 and the second settlement under UBS’s existing conditional capital, out of which shares are issued if employee options and similar instruments are exercised (for information, through 21 November 2014, 2,558,844 such UBS Shares have been created since 1 January 2014, resulting in an average number of 232,622 shares per month);

•    a number of shares that will have been issued between the first and the second settlement under UBS Group’s conditional capital if employee options and similar instruments are exercised, to the extent such employee options and similar instruments are served out of UBS Group’s conditional capital instead of UBS’s existing conditional capital; plus

Section C – Securities
Element	Disclosure requirement	Disclosure

•   the 1,000,000 UBS Group Shares issued when UBS Group was incorporated as described above unless these shares will be cancelled in connection with the capital increase made immediately prior to the first settlement.

The share capital of UBS Group will therefore be substantially identical to UBS’s share capital, except that – to the extent that less than 100% of the total UBS Shares are tendered in the exchange offer – (i) the Articles of UBS Group will provide for authorised capital in the amount of the outstanding UBS Shares still held by remaining UBS Shareholders, which may be used in a possible squeeze-out of such shareholders, and (ii) the share capital will be lower accordingly.
C.4	Description of the rights attaching to the securities	The UBS Group Shares will rank pari passu in all respects with each other, including voting rights, entitlement to dividends, liquidation proceeds in case of liquidation of UBS Group, subscription or preemptive rights in the event of a share issue (Bezugsrechte) and preemptive rights in the event of the issuance of equity-linked securities (Vorwegzeichnungsrechte).
C.5	Restrictions on the free transferability of the securities	Not applicable. UBS Group does not apply any restrictions or limitations on the transferability of shares.
C.6	Admission	Not applicable. The UBS Group Shares will not be the object of an application for listing on a regulated market within the meaning of Directive 2004/39/EC, as amended.
All of the UBS Group Shares issued in connection with the subsequent offer period of the exchange offer will be listed and admitted to trading on the SIX Swiss Exchange and on the NYSE. Admissions of such UBS Group Shares on the SIX Swiss Exchange and the NYSE are expected to be effective upon settlement of the shares validly tendered as of the expiration date of the subsequent offer period.
UBS Group has requested that the Central Bank of Ireland provide a certificate of approval and a copy of this Prospectus to the competent authorities in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom in order to conduct a public offering of the UBS Group Shares in connection with the subsequent offer period of the exchange offer in such jurisdictions.
C.7	Dividends and Dividend policy	Since its incorporation, UBS Group has not declared or paid any dividends.
UBS Group and UBS expect that UBS Group will maintain the current aim of UBS to return to shareholders at least 50% of net profits, subject to maintaining a 13% Basel III fully-applied common equity tier 1 (“CET1”) capital ratio and the objective of maintaining 10% Basel III fully-applied CET1 ratio on a post-stress basis.
As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the exchange offer is successful and the squeeze-out is completed) to shareholders of UBS Group that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share. Any such proposal will be subject to the approval of UBS Group shareholders at a general meeting.

Section D – Risks
Element	Disclosure requirement	Disclosure
D.1	Key information on the risks specific to the issuer or its industry	Summarised below are the risks that may impact the Group’s ability to execute its strategy, and affect its business activities, financial condition, results of operations and prospects, which the Group considers material and is presently aware of:

•   Regulatory and legislative changes may adversely affect the Group’s business and ability to execute its strategic plans. The planned and potential regulatory and legislative developments in Switzerland and in other jurisdictions in which the Group has operations may have a material adverse effect on the Group’s ability to execute its strategic plans, on the profitability or viability of certain business lines globally or in particular locations, and in some cases on the Group’s ability to compete with other financial institutions. They are likely to be costly to implement and could also have a negative impact on the Group’s legal structure or business model, potentially generating capital inefficiencies and resulting in an impact on the Group’s profitability.

•   The Group’s capital strength is important in supporting its strategy, client franchise and competitive position. Any increase in risk-weighted assets or reduction in eligible capital could materially reduce the Group’s capital ratios. Additionally, the Group is subject to a minimum leverage ratio requirement for Swiss SRB, which under certain circumstances could constrain the Group’s business activities even if the Group is able to satisfy other risk-based capital requirements.

•   The Group may not be successful in completing the execution of its announced strategic plans, or its plans may be delayed or the effects of its plans may differ from those intended. The Group is also exposed to possible outflows of client assets in its asset-gathering businesses and to changes affecting the profitability of its Wealth Management business division, and may not be successful in implementing changes in its businesses to meet changing market, regulatory and other conditions.

•   Material legal and regulatory risks arise in the conduct of the Group’s business. The Group is subject to a large number of claims, disputes, legal proceedings and government investigations and expects that its ongoing business activities will continue to give rise to such matters in the future. The extent of the Group’s financial exposure to these and other matters could be material and could substantially exceed the level of provisions that the Group has established for litigation, regulatory and similar matters.

•   Operational risks, including those arising from process error, failed execution, unauthorised trading, fraud, system failures, cyberattacks, breaches of information security and failure of security and physical protection, may affect the Group’s business. If the Group’s internal controls fail or prove ineffective in identifying and remedying such risks, the Group could suffer operational failures that might result in material losses.

•   The Group’s reputation is critical to the success of its business. Reputational damage could have a material adverse effect on the Group’s operational results and financial conditions and on the Group’s ability to achieve its strategic goals and financial targets.

•   Performance in the financial services industry is affected by market conditions and the macroeconomic climate. An economic downturn, continued low interest rates or weak or stagnant economic growth in

Section D – Risks
Element	Disclosure requirement	Disclosure
the Group’s core markets, or a severe financial crisis can negatively affect the Group’s revenues and ultimately its capital base.

•   The Group holds legacy positions and other risk positions, including positions related to real estate in various countries, that may be adversely affected by conditions in the financial markets; legacy risk positions may be difficult to liquidate, as the continued illiquidity and complexity of many of them could make it difficult to sell or otherwise exit these positions.

•   The Group’s global presence subjects it to risk from currency fluctuations, which have an effect on the Group’s reported income and expenses, and other reported figures such as other comprehensive income, invested assets, balance sheet assets, riskweighted assets and tier 1 capital.

•   The Group is dependent upon its risk management and control processes to avoid or limit potential losses in its counterparty credit and trading businesses and could suffer losses if, for example, it does not fully identify the risks in its portfolio or if its assessment of the risks identified or its response to negative trends proves to be untimely, inadequate, insufficient or incorrect.

•   Valuations of certain positions rely on models; models have inherent limitations and may use inputs which have no observable source; different assumptions and inputs would generate different results, and these differences could have a significant impact on the Group’s financial results.

•   Liquidity and funding management are critical to the Group’s ongoing performance. The volume of the Group’s funding sources or the availability of types of funding required could change due to, among other things, general market disruptions, widening credit spreads, changes in capital and liquidity requirements or reductions in the Group’s credit ratings, which could also influence the cost of funding.

•   The Group might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees. The Group’s competitive strength and market position could be eroded if the Group is unable to identify market trends and developments, does not respond to them by devising and implementing adequate business strategies, adequately developing or updating technology, particularly in the trading businesses, or is unable to attract or retain the qualified people needed to carry them out.

•   The Group’s financial results may be negatively affected by changes to accounting standards. Changes to IFRS or interpretations thereof may cause the Group’s future reported results and financial position to differ from current expectations. Such changes may also affect the Group’s regulatory capital and ratios.

•   The Group’s financial results may be negatively affected by changes to assumptions supporting the value of its goodwill. If assumptions in future periods deviate from the current outlook, the value of the Group’s goodwill may become impaired in the future, giving rise to losses in the income statement.

•   The effect of taxes on the Group’s financial results is significantly influenced by reassessments of its deferred tax assets. The Group’s full year effective tax rate could change significantly on the basis of such reassessments.

Section D – Risks
Element	Disclosure requirement	Disclosure
However, because the business of a broad-based international financial services firm such as the Group is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which the Group is not presently aware or which it currently does not consider to be material could also impact its ability to execute its strategy and affect its business activities, financial condition, results of operations and prospects.
D.3	Key information on the risks specific to the securities	The key risks relating to the exchange offer are:
• UBS Group may fail to realise the anticipated benefits of the exchange offer.

•   As UBS Group will be a holding company, its operating results, financial condition and ability to pay dividends or other distributions will be entirely dependent on funding, dividends and other distributions received from its subsidiaries, including UBS, which may be subject to restrictions.

•   If UBS Group fails to acquire full ownership of UBS on a timely basis, it may be unable to fully realise the anticipated benefits of the exchange offer. Additionally, the liquidity and market value of the UBS Group Shares may be adversely affected.

• A squeeze-out merger could have an adverse impact on existing banking licenses and other permits and authorisations and be subject to appraisal under Swiss law.
• The value of the UBS Group Shares may decrease.
• The UBS Group Shares may not have an active trading market, which may have an adverse impact on the value of the UBS Group Shares.
The principal risks relating to UBS shareholders who do not tender the UBS Shares in the exchange offer are:
• The market for UBS Shares will be less liquid following completion of the exchange offer, and the value of any retained UBS Shares may decline.
• UBS shareholders may be forced to transfer their UBS Shares to UBS Group if UBS Group conducts a squeeze-out.
• UBS Group may restructure UBS after the completion of the exchange offer or take other steps to acquire UBS Shares.
• The UBS Shares may be delisted following completion of the exchange offer.
• UBS may change its dividend policy and its dividends may not be equivalent to the dividends paid on UBS Group Shares.

Section E – Offer
Element	Disclosure requirement	Disclosure
E.1	Net proceeds and costs of the offer	UBS Group is not offering any UBS Group Shares for cash and therefore will not receive any cash proceeds in respect of the issue of such UBS Group Shares in connection with the exchange offer.
The total expenses incurred by the Group in connection with the exchange offer and the listing of the UBS Group Shares on the SIX Swiss Exchange and the NYSE are estimated to be CHF 20 million.

Section E – Offer
Element	Disclosure requirement	Disclosure
E.2A	Reason for offer, use of proceeds and net amount of proceeds	Purpose of the Exchange Offer
The purpose of the exchange offer is to establish a holding company for the Group. Upon completion of the initial settlement of the exchange offer, it is intended that UBS Group will become the new listed parent company of UBS, which is currently both the ultimate parent company and the primary operating entity of the Group. The exchange offer will not involve any change to the Group’s board of directors and senior management.
The establishment of a group holding company is intended, along with other measures the Group has already announced, to substantially improve the resolvability of the Group in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which the Group operates.
Swiss “too-big-to-fail” requirements call for systemically important banks, including UBS and the Group, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance, and to enable the recovery or resolution of the Group as a whole. The Swiss “too-big-to-fail” requirements provide for the possibility of a limited rebate on the progressive buffer capital requirement for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required, including through alterations of legal structure.
The Group already announced a series of measures to improve the resolvability of the Group, including the establishment of a new bank subsidiary in Switzerland, the implementation of a revised business and operating model for UBS Limited in the United Kingdom and the implementation of an intermediate holding company in the United States under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”). The new Swiss banking subsidiary is expected to contain the systemically important functions of the Group in Switzerland and to reduce resolvability risk by eliminating the need to transfer functions to a bridge institution as part of a resolution. A group holding company is expected to facilitate the issue of debt that can be “bailed-in” in a resolution while limiting the consequences of the bail-in on the operating entities of the group and the creditors of those entities. A debt bail-in is a procedure contemplated by the Swiss bank insolvency ordinance (and other similar laws and regulations in other countries) that permits the governmental authority exercising resolution powers to cause a write-down or conversion into equity of the debt of the failing institution. The debt bail-in mechanism is intended to effectively recapitalise the institution to permit an orderly wind-down, disposition or continued operation of operating entities. The Group believes that these measures will substantially improve the overall resolvability of the Group.
As a consequence of the exchange offer and the other measures the Group has announced regarding its legal structure, the Group believes that it is substantially enhancing the resolvability of the Group in response to evolving global regulatory requirements. The Group anticipates that the exchange offer and the other measures already announced will allow the Group to qualify for a rebate on the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to- fail” requirements. The Swiss Financial Market Supervisory Authority

Section E – Offer
Element	Disclosure requirement	Disclosure
(the “FINMA”) has confirmed to the Group that the measures proposed are in principle suitable to warrant the granting of a rebate, but the amount of such rebate will depend on the actual execution and implementation of these measures in Switzerland and elsewhere and therefore cannot be known at this time. Any such rebate would result in lower overall capital requirements for the Group.
The Group may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which the Group operates.

Plans for UBS After the Exchange Offer
Squeeze-out
If, in the exchange offer or within three months after expiration of the subsequent offer period, UBS Group acquires more than 98% of the total UBS Shares in issue, UBS Group intends to conduct the SESTA squeeze-out (the “SESTA squeeze-out”).
If, during the same period or at any time thereafter, UBS Group acquires at least 90% but not more than 98% of the total UBS Shares in issue, UBS Group expects to conduct the squeeze-out merger (the “squeeze-out merger”), pursuant to which UBS would merge into a merger subsidiary of UBS Group, which would survive the transaction (“MergeCo”). UBS Group currently intends that, if the squeeze-out merger occurs, consideration will consist exclusively of UBS Group Shares. Under Swiss law, a minority shareholder subject to the squeeze-out merger could seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a Swiss competent court to determine what is “adequate” consideration. Such legal remedy does not affect the validity of the merger. Given that minority shareholders subject to the squeeze-out merger, if it occurs, will be offered listed securities in the new ultimate parent company of the Group and the consideration to be offered in the squeeze-out merger will be identical to the consideration offered in the exchange offer, UBS Group expects that such proceeding or any judicial decision ordering the payment of additional consideration or of a different form of consideration other than UBS Group Shares on a one-for-one basis is unlikely.

Supplementary Capital Return
As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the exchange offer is successful and the squeeze-out is completed) to the UBS Group shareholders that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share. Any such proposal will be subject to the approval of UBS Group shareholders at a general meeting.

Delisting
UBS Group expects to initiate the delisting of the UBS Shares from the SIX Swiss Exchange and the NYSE as soon as practicable after consummation of the exchange offer. For reasons of Swiss law, UBS Group anticipates that the delisting from the SIX Swiss Exchange will be effective at or around the time of implementation of the squeeze-out (in the case of a SESTA squeeze-out, the delisting is expected to be effective

Section E – Offer
Element	Disclosure requirement	Disclosure
around ten Swiss business days after the cancellation decision by the competent court has become effective, and in the case of a squeeze-out merger the delisting will occur at the latest on the effective date of the merger).

Further Structural Changes
In addition to the exchange offer, the Group has already announced a series of measures to improve the resolvability of the Group:

•   The Group plans to establish a new banking subsidiary of UBS in Switzerland, UBS Switzerland AG, and to transfer its Retail & Corporate business division and the Swiss-booked business of its Wealth Management business division into UBS Switzerland AG. The Group has filed an application for a banking license in Switzerland and expects to implement the transfer in a phased approach starting in mid-2015. This will be effected by way of a transfer of assets and liabilities and will include all relevant assets, liabilities and contracts of clients of the Retail & Corporate business and the Swiss-booked clients of the Wealth Management business. Affected clients will be notified of the transfer in advance. Under the Swiss merger act, UBS AG will retain on an interim basis joint liability for obligations transferred to UBS Switzerland AG, and, subject to regulatory approvals, UBS Switzerland AG will on an interim basis assume joint liability for obligations of UBS AG as part of the transfer.

•   In the United Kingdom, in response to regulatory developments and consultations with the U.K. and Swiss regulators, UBS Limited, the Group’s UK bank subsidiary, implemented in May 2014 a modified business operating model under which UBS Limited bears and retains a greater degree of risk and reward in its business activities. This principally involves UBS Limited retaining and managing credit risk as well as some market and other risks, UBS Limited taking a more independent role in managing its funding and liquidity requirements and involved an increase in UBS Limited’s total regulatory capital to GBP 4.9 billion from GBP 3.4 billion.

•   In the United States, the Group will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by 1 July 2016. As a result, the Group will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

The Group may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which the Group operates, including to further improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer capital requirements applied to the Group as a systemically relevant bank in Switzerland) and to respond to other regulatory requirements regarding its legal structure. Such changes may include the transfer of operating subsidiaries of UBS to become direct subsidiaries of UBS Group by purchase, dividend or other means, transfer of shared service and support functions to one or more service companies and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

Section E – Offer
Element	Disclosure requirement	Disclosure
Reasons for the UBS Board of Directors’ Approval and Recommendation of the Exchange Offer
On 28 September 2014, the board of directors of UBS evaluated the terms of the exchange offer and the offer documentation and concluded that the exchange offer is in the best interests of UBS and all holders of UBS Shares, in their capacity as such. UBS’s board of directors recommended that holders tender their UBS Shares into the exchange offer in exchange for UBS Group Shares and has adopted the report pursuant to Swiss tender offer rules attached as Annex B to the Original IOP Prospectus. The action of the UBS board of directors was taken by a unanimous vote of those members of the board present and voting.
In making its decision to recommend that holders of UBS Shares accept the exchange offer and tender their UBS Shares, the board of directors of UBS considered, among other things, the following factors:

•   Improved resolvability in response to Swiss “too-big-to-fail” requirements: The establishment of a group holding company is intended – along with other measures the Group has already announced, including the establishment of a new bank subsidiary in Switzerland, the implementation of a revised business and operating model for UBS Limited in the United Kingdom and the implementation of an intermediate holding company in the United States under Dodd-Frank – to substantially improve the resolvability of the Group in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which the Group operates.

•   Enhanced flexibility in debt issuances and “bail-in”: In particular, the establishment of a group holding company is expected to facilitate the issue of debt that can be “bailed-in” in a resolution while limiting the consequences of the bail-in on the operating entities of the Group and the creditors of those entities.

•   Discussions with competent regulators: The proposed new holding company structure has been the subject of an extensive review and consideration about how to best address the regulatory requirements applicable to UBS. It has also been the subject of discussions with the FINMA and other regulators overseeing the Group, and has been selected as the preferred resolution strategy, in consideration of the increasing consensus among key regulators that a non-operating holding company structure was the preferred approach to a single point of entry bail-in strategy and of the market focus on resolvability.

•   Potential positive impact on capital requirements: The establishment of a group holding company and the other measures already announced regarding the Group legal structure are expected to allow the Group to qualify for a rebate on the progressive buffer capital requirement applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. If granted by FINMA, this rebate would result in lower overall capital requirements for the Group.

•   Facilitation of timely capital returns to shareholders: As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the exchange offer is successful and the squeeze-out is completed) to the UBS Group shareholders that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group share.

Section E – Offer
Element	Disclosure requirement	Disclosure

•   Continuation of existing strategy and business model: The exchange offer allows the establishment of a new holding company as the best structural alternative to address resolvability while allowing the board of directors and management to continue to execute the implementation of the existing strategy and business model.

•   Terms of the exchange offer: The one-for-one exchange ratio is designed to allow the existing UBS shareholders to maintain their investment in the Group in the same proportions as prior to the exchange offer.

•   Tax treatment: The exchange of UBS Shares in the exchange offer is not expected to be subject to taxation for Swiss and U.S. federal income tax purposes, and the exchange offer is expected to be broadly tax neutral for the Group. See Part VII: “Taxation” of the Original IOP Prospectus for a description of the material tax consequences relating to the exchange offer.

•   Accounting treatment: For accounting purposes, the exchange of UBS Shares with UBS Group Shares will not result in a business combination under IFRS 3 “Business Combinations.” Rather, the exchange offer will result in a reorganisation with no changes in the accounting substance of the Group reporting entity. After consummation of the exchange offer, there will be no impact on the carrying amounts of the assets, liabilities and total equity included in the consolidated financial statements of the Group. The exchange offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS Shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes.

In the course of its deliberations, the UBS board of directors also considered certain potentially negative factors relating to the exchange offer, including the risks to holders of UBS Shares described or referred to in the section headed “Risk Factors” in this Prospectus. These factors include, among others, the likelihood that there may be remaining holders of UBS Shares immediately following completion of the exchange offer, which would result in ongoing reporting and administrative costs until and unless such shares are acquired, the fact that the Group may not realise the anticipated benefits of the exchange offer and the risks to non-tendering holders of UBS Shares described therein, including the steps that UBS Group may take in the future to acquire full ownership of UBS, such as squeeze-out procedures, public or private exchanges or tender offers or other purchases.
This discussion of the information and factors considered by the UBS board of directors in making its decision is not intended to be exhaustive but includes the material factors considered by the UBS board of directors. In view of the wide variety of factors considered in connection with its evaluation of the exchange offer, the UBS board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the UBS board of directors may have given different weight to different factors.

Recommendation of UBS’s Board of Directors
On 28 September 2014, the UBS board of directors unanimously reached the conclusion, on the basis of the considerations stated in this Prospectus, that the exchange offer is in the best interests of UBS and all holders of UBS Shares, in their capacity as such. Accordingly, the UBS board of directors unanimously recommended its acceptance.

Section E – Offer
Element	Disclosure requirement	Disclosure
E.3	Terms and conditions of the offer	The exchange offer is comprised of separate offers consisting of the U.S. offer and the Swiss offer. The Swiss offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to the Swiss offer documentation, including, for holders of UBS Shares located in one or more member states of the EEA, this Prospectus. The U.S. offer is being made to all holders of UBS Shares located in the U.S. pursuant to separate offer documentation.
The U.S. offer and the Swiss offer are being conducted simultaneously and, in all material respects, have the same terms and are subject to the same conditions.

Consideration
Holders of UBS Shares tendering into the exchange offer will receive one UBS Group Share for each UBS Share validly tendered.

Initial Offer Period
The initial offer period (the “initial offer period”) of the exchange offer ended on 20 November 2014. According to the preliminary interim results of the exchange offer announced by UBS Group on 21 November 2014, 3,475,356,441 UBS Shares have been tendered in the initial offer period of the exchange offer, including 90,815,594 UBS treasury shares which UBS tendered or caused to be tendered, corresponding to 90.40% of the total share capital of UBS as of the end of the initial offer period on 20 November 2014. Accordingly, UBS Group intends to issue an equivalent number of UBS Group Shares on the initial settlement date, which is expected to be on 28 November 2014.

Conditions to the Exchange Offer
The exchange offer was declared unconditional on 21 November 2014.

Subsequent Offer Period
The subsequent offer period, to which this Prospectus relates, will begin upon the announcement of the definitive results of the initial offer period on 26 November 2014.

Extensions and Amendments
UBS Group does not expect to extend the subsequent offer period, unless otherwise required by applicable law and subject to the Swiss Takeover Board’s prior approval.

Procedure for Tendering
UBS Group has retained UBS to act as Swiss exchange agent in connection with the exchange of UBS Shares held in the SIS Settlement System through custody accounts with custodian banks or brokers and in the form of physical share certificates recorded in the Swiss share register.
Holders may elect to tender all or a portion of the UBS Shares that they own into the exchange offer.
If UBS Shares are tendered into the exchange offer by a broker, dealer, commercial bank, trust company or other nominee, the relevant holders will be responsible for any fees or commissions such agents may charge in connection with the tender. Holders will also be responsible for all governmental charges and taxes payable in connection with tendering their UBS Shares.

Section E – Offer
Element	Disclosure requirement	Disclosure
Withdrawal Rights
UBS Shares tendered during the subsequent offer period may not be withdrawn.
However, following the publication of any supplementary prospectus by UBS Group in connection with the exchange offer, holders of UBS Shares who accepted the exchange offer prior to publication of the supplementary prospectus have a right of withdrawal, exercisable in accordance with regulation 52 of the Irish Prospectus Regulations, during the period of two business days beginning on the first business day after the date on which the supplementary prospectus was published.

Announcement of Results and Acceptance for Exchange
UBS Group expects to announce the definitive interim results of the exchange offer, the amount of non-tendered UBS Shares remaining following the initial offer period and, therefore, the maximum amount of UBS Group Shares to be issued in the subsequent offer period (which shall not exceed 400,000,000 UBS Group Shares) (via electronic and print media) on 26 November 2014. UBS Group expects to announce the preliminary final results of the exchange offer (via electronic media) on 11 December 2014 before 7:30 a.m., Swiss time and to announce the definitive final results of the exchange offer (via electronic and print media) on 16 December 2014 before 7:30 a.m., Swiss time. These dates will change if the subsequent offer period is extended.

Settlement and Delivery of Securities
Settlement of UBS Shares validly tendered during the initial offer period, which has already closed, is currently expected to take place on 28 November 2014. Any UBS Shares tendered after the expiration of the initial offer period but before the end of the subsequent offer period are expected to be settled within six Swiss business days following the end of the subsequent offer period. Settlement of these shares is currently expected to take place on 18 December 2014. This date will change if the subsequent offer period is extended. It should be noted that UBS Group will not issue UBS Group Shares in the form of physical share certificates. As a result, any UBS Group Shares issuable in exchange of UBS Shares tendered in accordance with these procedures will be delivered in book-entry form and will be held through the broker or custodian member of the SIS Settlement System selected in the acceptance form.
E.4	Material interests	Not applicable. Certain members of the board of directors and the Group Executive Board (the “GEB”) participated in determining the terms of the exchange offer. These individuals may have certain interests in the exchange offer that are different from, or additional to, the interests of holders of UBS Shares generally and that may have caused them to view the transaction more favourably or differently from the way other holders of UBS Shares would view it. However, there are no interests, known to UBS Group, material to the exchange offer, which are conflicting interests.
E.5	Name of person selling securities	Not applicable. No person or entity other than UBS Group is offering to sell securities in connection with the exchange offer.
E.6	Dilution	Not applicable. UBS Group expects to take steps (by way of cancellation or otherwise) to avoid any dilution that may otherwise arise from the initial 1,000,000 UBS Group Shares issued upon incorporation unless it determines that these initial shares do not materially affect holders of UBS Group Shares.

Section E – Offer
Element	Disclosure requirement	Disclosure
E.7	Estimated expenses charged to the investor by the issuer or the offeror	Not applicable. No charges and fees will apply to the exchange of UBS Shares for UBS Group Shares. If UBS Shares are tendered into the exchange offer by a broker, dealer, commercial bank, trust company or other nominee, the relevant holders will however be responsible for any fees or commissions such agents may charge in connection with the tender.

RISK FACTORS

The “Risk Factors” section is incorporated herein by reference and can be found on pages 20 to 38 of the Original IOP Prospectus, as amended and supplemented by page 3 of the IOP Prospectus Supplement No. 2.

Holders of UBS Shares and prospective investors should carefully consider the risks set out in the section entitled “Risk Factors” of the IOP Prospectus and other information contained in this Prospectus and the IOP Prospectus and take these factors into account in making any investment decision in relation to the subsequent offer period of the exchange offer. The occurrence of one or more of these risks alone or in combination with other circumstances may have a material adverse effect on the Group’s ability to execute its strategy, on its business activities, financial condition, results of operations and prospects and cause the market price of the UBS Group Shares to decline. In such case, prospective investors could lose all or part of their investment. This Prospectus contains or incorporates by reference all known risks which the Group deems material. However, because the business of a broad-based international financial services firm such as the Group is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which the Group is not presently aware or which it currently does not consider to be material could also impact its ability to execute its strategy and affect its business activities, financial condition, results of operations and prospects or the market price of the UBS Group Shares.

DIRECTORS, SECRETARY, REGISTERED OFFICE,

PRINCIPAL EXECUTIVE OFFICE AND ADVISERS

Director	Axel A. Weber (Chairman)

Proposed Directors	Michel Demaré (Independent Vice Chairman)
David Sidwell (Senior Independent Director)
Reto Francioni
Ann F. Godbehere
Axel P. Lehmann
Helmut Panke
William G. Parrett
Isabelle Romy
Beatrice Weder di Mauro
Joseph Yam

Company Secretary	Luzius Cameron

Registered Office and Principal Executive Office	Bahnhofstrasse 45
CH-8001 Zurich
Switzerland

Legal Adviser to UBS Group as to Swiss Law	Bär & Karrer AG
Brandschenkestrasse 90
CH-8027 Zurich
Switzerland

Legal Adviser to UBS Group as to U.S. Law	Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom

Legal Adviser to UBS Group as to Irish Law	Arthur Cox
Earlsfort Centre
Earlsfort Terrace
Dublin 2
Ireland

Reporting Accountants and Auditors to UBS Group and UBS	Ernst & Young Ltd
Aeschengraben 9
CH-4051 Basel
Switzerland

Swiss Share Exchange Agent	UBS AG
OP8E – C/A Processing Switzerland
P.O. Box
CH-8098 Zurich
Switzerland

Swiss Registrar	“UBS Group”
Shareholder Services
P.O. Box
CH-8098 Zurich
Switzerland

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Prospective investors should take note of the dates and times set forth in the schedule below in connection with the exchange offer. These dates and times may be changed by UBS Group in accordance with the terms of the subsequent offer period of the exchange offer, as described in this Prospectus.

Beginning of subsequent offer period	26 November 2014

Expected settlement date for UBS Shares tendered during initial offer period	28 November 2014

UBS Group Shares to be issued in the exchange offer expected to begin trading on the SIX Swiss Exchange and NYSE	On or about 28 November 2014

Expiration of subsequent offer period (“Swiss tender deadline”)	10 December 2014 at 4:00 p.m., Swiss time

Expected announcement of the preliminary final results of the exchange offer	11 December 2014 before 7:30 a.m., Swiss time

Expected announcement of the definitive final results of the exchange offer	16 December 2014 before 7:30 a.m., Swiss time

Expected settlement date for UBS Shares tendered during subsequent offer period	18 December 2014

Latest date for UBS Group to initiate the SESTA squeeze-out	10 March 2015

IMPORTANT INFORMATION

Language of the Prospectus

The language of the Prospectus is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

Presentation of Financial Information

The Group’s financial year is 1 January to 31 December. The Group prepares its consolidated financial statements in accordance with the IFRS, as issued by the IASB, and its reporting currency is Swiss francs. The Group’s consolidated primary financial statements will continue to be governed by IFRS after consummation of the exchange offer.

Rounding

Certain figures contained in this Prospectus or in the documents incorporated by reference herein, including financial, statistical and operating information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this Prospectus or in the documents incorporated by reference herein may not conform exactly to the total figure given for that column or row.

Currencies

In this Prospectus, references to “U.S. dollar”, “USD” and “$” are to the lawful currency of the United States and references to “Swiss franc” or “CHF” are to the lawful currency of Switzerland.

Forward-looking Statements

This Prospectus and the documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties, in particular those described or referred to in the section headed “Risk Factors” in this Prospectus and “Risk Factors” in the UBS 2013 Form 20-F, incorporated by reference herein. These statements may generally, but not always, be identified by the use of words such as “anticipate,” “believe,” “expect,” “guidance,” “intend,” “outlook,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for UBS and for UBS Group following completion of the exchange offer; management’s outlook for the Group’s (as defined herein) financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on the Group’s business and future development are forward-looking statements. Prospective investors should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including (1) the degree to which the Group is successful in executing its announced strategic plans, including its efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator; (2) developments in the markets in which the Group operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of the Group’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (4) changes in or the implementation of financial legislation and regulation in Switzerland, the U.S., the U.K. and other financial centres that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (5) uncertainty as to when and to what degree the FINMA will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and the FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the Group (including this offer to exchange UBS Shares for UBS Group Shares), a U.S. intermediate holding company, changes in the operating model of UBS Limited and other changes which the Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (7) changes in the Group’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centres will adversely affect its ability to compete in certain lines of business; (8) the liability to which the Group may be exposed, or possible constraints or sanctions that regulatory authorities might impose on it, due to litigation, contractual claims and regulatory investigations; (9) the effects on the Group’s cross-border banking business of tax or regulatory developments and of possible changes in the Group’s policies and practices relating to this business; (10) the Group’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (12) limitations on the effectiveness of internal processes for risk management, risk control, measurement and modelling, and of financial models generally; (13) whether the Group will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorised trading and systems failures; and (15) the effect that these or other factors or unanticipated events may have on the Group’s reputation and the additional consequences that this may have on its business and performance. The Group’s business and financial performance could be affected by other factors identified in the risks described or referred to in the section headed “Risk Factors” in this Prospectus and in past and future filings and reports filed with the SEC. Although UBS Group believes that, as of the date of this Prospectus, the expectations reflected in the forward-looking statements are reasonable, UBS Group cannot make any assurance that the Group’s future results, level of activity, performance or achievements will meet these expectations. After the date of this Prospectus, unless UBS Group is required by law to update these forward-looking statements, UBS Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

Calculation of Total Issued UBS Shares

Unless otherwise stated, all references to total issued UBS Shares in this Prospectus are calculated based on the issued share capital of UBS as of 21 November 2014, the most recent practicable date prior to publication of this Prospectus, which consists of 3,844,560,913 UBS Shares. This number includes 90,881,953 UBS Shares held in treasury by UBS, the voting rights of which are suspended for as long as they are held in treasury. As of 30 September 2014, UBS had 3,844,336,002 issued UBS Shares, of which 90,688,181 were treasury shares.

Sources of Third-Party Information

The information set out in this Prospectus that has been sourced from third parties has been accurately reproduced and, so far as UBS Group is aware and has been able to ascertain from that published information, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third-party information has been used in this Prospectus, the source of such information has been identified.

Sources of Information about UBS

All information contained in this Prospectus relating to UBS has been provided by UBS.

No Incorporation of Website Information

Information on or accessible through UBS’s corporate website, www.ubs.com, does not form part of and is not incorporated into this Prospectus.

Certain Defined Terms

Certain terms used in this document, including capitalised terms and certain technical and other items, are defined and explained in Part X: “Definitions.”

Certain Page Numbers

References to certain page numbers in the Original IOP Prospectus, the IOP Prospectus Supplements, the UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS 2011 Form 20-F, the First Quarter 2014 Report, the Second Quarter 2014 Report and the Third Quarter 2014 Report (as defined below) used in this document refer to the page numbers of the respective underlying UBS Annual Report (English version) or quarterly report filed with the SEC and incorporated by reference herein, as more fully described in the section headed “Documents Incorporated by Reference” in this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which UBS has filed with the SEC and with the Central Bank of Ireland in accordance with the Prospectus Directive, are incorporated in and taken to form an integral part of this Prospectus:

(1)	the prospectus prepared by UBS Group and published on 30 September 2014 in connection with the public offering of shares of UBS Group in the initial offer period (the “Original IOP Prospectus”), as amended and supplemented by the supplementary prospectuses published respectively on 3 November 2014 (the “IOP Prospectus Supplement No. 1”) and 14 November 2014 (the “IOP Prospectus Supplement No. 2”) (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/exchange-offer.html);

(2)	UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 filed with the SEC on 14 March 2014 (the “UBS 2013 Form 20-F”) (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html);

(3)	UBS’s Annual Report on Form 20-F for the year ended 31 December 2012 filed with the SEC on 14 March 2013 (the “UBS 2012 Form 20-F”) (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html);

(4)	UBS’s Annual Report on Form 20-F for the year ended 31 December 2011 filed with the SEC on 15 March 2012 (the “UBS 2011 Form 20-F”) (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html);

(5)	UBS’s submissions on Form 6-K, made on the following dates:

(a)	four submissions dated 6 May 2014, containing UBS’s report for the first quarter 2014 including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as of or for the quarter ended 31 March 2014 (the “First Quarter 2014 Report”), the Presentation Materials, the Capitalisation Table and Ratio of Earnings to Fixed Charges and the Basel III Pillar 3 update (accessible at: http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html);

(b)	one submission made on 6 May 2014, containing the presentation materials of UBS relating to the Investor Update held on 6 May 2014 (accessible at http://www.ise.ie/app/announcementDetails.aspx?ID=11965440);

(c)	four submissions dated 29 July 2014, containing UBS’s report for the second quarter 2014 including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as or for the quarter ended 30 June 2014 (the “Second Quarter 2014 Report”), the Presentation Materials, the Capitalisation Table and Ratio of Earnings to Fixed Charges and the Supplemental Guarantor Materials (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html); and

(d)	three submissions dated 28 October 2014, including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as or for the quarter ended 30 September 2014 (the “Third Quarter 2014 Report”), the Presentation Materials and the Capitalisation Table and Ratio of Earnings to Fixed Charges (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html).

The reports filed with the SEC can be reviewed and copied at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Reports filed with the SEC can also be accessed at www.sec.gov via the internet (the information contained on this website does not form part of this Prospectus unless otherwise specifically incorporated by reference hereto).

The IOP Prospectus, the UBS 2012 Form 20-F and the UBS 2011 Form 20-F are incorporated by reference herein to comply with certain disclosure requirements of the EU Prospectus Regulation. As described in the IOP Prospectus and in the UBS 2012 Form 20-F (Note 1b to the consolidated financial statements) UBS has made certain adjustments to the historical consolidated financial statements for the year ended 31 December 2011 (and comparative periods presented) as set out in the audited consolidated financial statements included in UBS 2011 Form 20-F, due principally to UBS adopting revisions to the IAS 19 Employee Benefits (IAS 19R) retrospectively in accordance with the transitional provisions set out in the accounting standard. Moreover, as described in the IOP Prospectus and in the UBS 2013 Form 20-F (Note 1b of the consolidated financial statements) UBS has made certain adjustments to the historical consolidated financial statements for the year ended 31 December 2012 as included in the UBS 2012 Form 20-F, due principally to UBS adopting on 1 January 2013 IFRS 10 Consolidated Financial Statements as amended in October 2012, which resulted in a change in the consolidation status of certain entities. The comparative 31 December 2012 balance sheet and other primary statements for the period ended 31 December 2012 have been restated to reflect the effect of adopting IFRS 10. Under IFRS 10, periods prior to 2012 were not required to be restated. Moreover, as described in the UBS 2013 Form 20-F (Note 1c to the consolidated financial statements) and in the First Quarter 2014 Report (Note 1 to the interim consolidated financial statements) UBS has made certain adjustments to the consolidated historical financial statements for the year ended 31 December 2013 included in the UBS 2013 Form 20-F, due principally to UBS adopting on 1 January 2014 Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32. There was no impact on total equity, net profit or earnings per share. In addition, there was no material impact on the Group’s Basel III capital, capital ratios and Swiss SRB leverage ratio.

The following table indicates where information required pursuant to Annex 1 and Annex 3 of the EU Prospectus Regulation to be disclosed in this Prospectus can be found in the documents incorporated by reference referred to above. The information incorporated by reference that is not referred to in the table below is considered additional information and is not required pursuant to Annex 1 or Annex 3 of the EU Prospectus Regulation. Prospective investors should read this Prospectus and the documents incorporated herein by reference in their entirety before making any investment decision in relation to the exchange offer.

Annex 1 Item Number	Information incorporated by reference into this Prospectus	Reference document(s)	Page numbers in reference document
Item 3.1 and 3.2	Selected financial information (historical and interim, including comparatives)	UBS 2013 Form 20-F	539-542
		UBS 2012 Form 20-F	489-491
		UBS 2011 Form 20-F	441-443
		Third Quarter 2014 Report	4

Item 4	Risk factors for the Issuer	Original IOP Prospectus	20-38

		IOP Prospectus Supplement No. 2	3

Item 5.1.5	Important events	Original IOP Prospectus	47-48

Item 5.2.1	Principal Investments	Original IOP Prospectus	58, 61

Item 6.1.1	Operations	Original IOP Prospectus	51-64

Principal activities

Product categories

Services performed

Item 6.1.2	New products	Original IOP Prospectus	48-50, 51-64

New services

Status of development

Item 6.2	Principal markets	Original IOP Prospectus	51-71

	Revenues by activity	IOP Prospectus Supplement No. 1	7-8

Revenues by geographical market

Item 6.5	Basis of statements re competitive position	Original IOP Prospectus	51

Item 7.1	Group description	Original IOP Prospectus	71

Item 7.2	Significant subsidiaries	UBS 2013 Form 20-F	481-487

Item 8.1	Material tangible fixed assets (existing or planned), Leased properties and encumbrances	UBS 2013 Form 20-F	408, 489, 543

Annex 1 Item Number	Information incorporated by reference into this Prospectus	Reference document(s)	Page numbers in reference document
Item 9.1	Financial condition	Original IOP Prospectus	A1-A151

	Changes in financial condition	IOP Prospectus Supplement No. 1	74-112

Changes in results of operations

Item 9.2.1	Significant factors affecting income from operations	Original IOP Prospectus	A1-A151

	Unusual or infrequent events	IOP Prospectus Supplement No. 1	74-112

Extent income affected

Item 9.2.2	Discussion or reasons for material change in sales or revenues	Original IOP Prospectus	A1-A151
		IOP Prospectus Supplement No. 1	74-112

Item 9.2.3	Policies and factors re:	Original IOP Prospectus	A1-A151

	– Governmental	IOP Prospectus Supplement No. 1	74-112

– Economic

– Monetary

– Political

– Fiscal

which have or could affect issuer’s operations

Item 10.1	Short and long term capital resources	Original IOP Prospectus	113-163, A137-A147

		IOP Prospectus Supplement No. 1	16-55

Item 10.2	Cash flows (amounts and narrative)	Original IOP Prospectus	113-163, A147-151

		IOP Prospectus Supplement No. 1	16-55, 111-112

Item 10.3	Borrowing requirements and funding structure	Original IOP Prospectus	113-163, A137-A147
		IOP Prospectus Supplement No. 1	16-55, 109-111

Item 10.4	Restrictions on use of capital resources	Original IOP Prospectus	113-163, A137-A147
		IOP Prospectus Supplement No. 1	16-55, 109-111

Item 10.5	Anticipated sources of funds for 5.2.3 and 8.1	Original IOP Prospectus	113-163, A137-A147
		IOP Prospectus Supplement No. 1	16-55, 109-111

Item 14.1	Administrative, Management, and Supervisory Bodies and Senior Management	Original IOP Prospectus	92, 104

Item 16.1	Date of expiry of term of office	Original IOP Prospectus	92, 210

Length of service in that office

Item 16.3	Audit and remuneration	Original IOP Prospectus	101

Committees and terms of reference

Annex 1 Item Number	Information incorporated by reference into this Prospectus	Reference document(s)	Page numbers in reference document
Item 16.4	Corporate governance regime compliance	Original IOP Prospectus	109

Item 17.1	Number and breakdown of employees	UBS 2013 Form 20-F	296-301

Item 17.3	Arrangements for employee involvement in capital	UBS 2013 Form 20-F	300, 330-339, 471-480
		Original IOP Prospectus	83

Item 19	Related Party Transactions	Original IOP Prospectus	218-222

Item 20.1 and Item 20.3	Historical consolidated financial information and consolidated annual financial statements	UBS 2013 Form 20-F	342-505
		UBS 2012 Form 20-F	314-455
		UBS 2011 Form 20-F	280-410

Item 20.6.1	Interim or quarterly information	First Quarter 2014 Report	95-151

		Second Quarter 2014 Report	101-154

		Third Quarter 2014 Report	99-155

Item 20.7	Dividend policy	Original IOP Prospectus	45, 82

Item 20.7.1	Comparable dividend per share	Original IOP Prospectus	46, 82

Item 21.1.6	Capital under option	UBS 2013 Form 20-F	259, 330-339, 393, 471-480

		Original IOP Prospectus	83

Item 21.2.1	Objects and purposes	Original IOP Prospectus	212

Item 21.2.2	Provisions re members of administrative management or supervisory bodies	Original IOP Prospectus	210

Item 21.2.4	Change of rights provisions and any supra legal requirements	Original IOP Prospectus	210-211

Item 21.2.5	Conditions governing shareholder meetings	Original IOP Prospectus	208, 210

Item 21.2.7	Disclosure of shareholding provisions	Original IOP Prospectus	213

Item 25.1	Holdings in significant undertakings	UBS 2013 Form 20-F	481-487

		Original IOP Prospectus	71

Annex 3 Item Number	Information incorporated by reference into this Prospectus	Reference document(s)	Page numbers in reference document
Item 2	Risk factors for the securities	Original IOP Prospectus	20-38

		IOP Prospectus Supplement No. 2	3

Item 3.4	Reasons and use of proceeds	Original IOP Prospectus	79

Item 4.1	Type and class of securities (including ISIN)	Original IOP Prospectus	45

Item 4.3	Registered or bearer	Original IOP Prospectus	206, 208

	Certified or book entry

Item 4.5	Rights	Original IOP Prospectus	210-213

Item 4.9	Mandatory takeover, squeeze-out and sell out rules	Original IOP Prospectus	80, 213

Annex 3 Item Number	Information incorporated by reference into this Prospectus	Reference document(s)	Page numbers in reference document
Item 4.11	Income taxes withheld at source	Original IOP Prospectus	171-204

	Issuer’s responsibity for withholding taxes

Item 6.1	Application statement	Original IOP Prospectus	84

Item 9.1	Dilution resulting from the offer	Original IOP Prospectus	45

Any statement contained in this Prospectus or in a document incorporated by reference into this Prospectus will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in any subsequent document modifies or supersedes that statement. Any statement that is modified or superseded in this manner will no longer be a part of this Prospectus, except as modified or superseded.

PART I: INFORMATION ON UBS GROUP AND UBS

Further information on UBS Group, UBS and the Group can be found in the IOP Prospectus, the UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS 2011 Form 20-F, the First Quarter 2014 Report, the Second Quarter Report and the Third Quarter 2014 Report, which are incorporated herein by reference. Investors should read the whole of this Prospectus and the documents incorporated by reference herein in their entirety before making any investment decision in relation to the exchange offer.

Section A: UBS Group

Section A: “UBS Group” is incorporated herein by reference and can be found on pages 45 to 46 of the Original IOP Prospectus.

Section B: UBS

UBS is a stock corporation (Aktiengesellschaft) founded in accordance with Swiss law in 1978 for an indefinite period, and is entered in the Commercial Registers of the Cantons of Basel and Zurich under the name UBS AG. UBS has its registered domicile in Basel and Zurich.

Pursuant to article 2 of its articles of association, the purpose of UBS is the operation of a bank. Its scope of operations extends to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS may establish branches and representative offices as well as banks, finance companies and other enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad.

UBS’s principal executive office is located at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and the telephone number is +41 44 234 11 11.

According to excerpts from the Commercial Register of the Canton of Zurich and the Commercial Register of the Canton of Basel, the share capital of UBS of CHF 384,200,206.90 is fully paid-up and divided into 3,842,002,069 ordinary shares with a nominal value of CHF 0.10 each. The UBS Shares are listed on the SIX Swiss Exchange and are included in the Swiss Market Index and the Swiss Performance Index (for information on the performance of the price of the UBS Shares on the SIX Swiss Exchange and the NYSE, see below). The UBS Shares are traded on the SIX Swiss Exchange under the symbol “UBSN” and on the NYSE under the symbol “UBS.” As of 21 November 2014, UBS had 3,844,560,913 issued UBS Shares, of which 90,881,953 were treasury shares.

The table below shows the history of UBS’s issued share capital for the years ended 31 December 2013, 2012 and 2011 and the nine-month period ended 30 September 2014:

	Share capital in CHF	Number of shares	Par value in CHF
On 31 December 2011	383,212,190	3,832,121,899	0.10
Issue of shares out of conditional capital due to exercise of employee options	312,833	3,128,334	0.10
On 31 December 2012	383,525,023	3,835,250,233	0.10
Issue of shares out of conditional capital due to exercise of employee options	675,184	6,751,836	0.10
On 31 December 2013	384,200,207	3,842,002,069	0.10
Issue of shares out of conditional capital due to exercise of employee options	138,112	1,381,123	0.10
On 31 March 2014	384,338,319	3,843,383,192	0.10
Issue of shares out of conditional capital due to exercise of employee options	64,743	647,429	0.10
On 30 June 2014	384,403,062	3,844,030,621	0.10
Issue of shares out of conditional capital due to exercise of employee options	30,538	305,381	0.10
On 30 September 2014	384,433,600	3,844,336,002	0.10

Further information on UBS’s conditional and authorised capital for the years ended 31 December 2013, 2012 and 2011 can be found on page 259 of the UBS 2013 Form 20-F.

UBS has distributed the following dividends/payout over the years ended 31 December 2013, 2012 and 2011:

	Financial year ended 31 December (in CHF)
	2013(1)	2012(1)	2011(1)
Dividend/payout per share (gross)	0.25	0.15	0.10
Adjusted dividend/payout per share(2) (gross)	0.25	0.15	0.10

(1)	For Swiss tax purposes the distribution for the financial years 2013, 2012 and 2011 is characterised as a payment from capital contribution reserves.
(2)	Adjusted on the basis of 3,844,560,913 UBS Shares with par value of CHF 0.10 each as of 21 November 2014.

On 5 May 2014, which was the last Swiss trading day preceding the date on which the Group announced its intention to establish a group holding company through a share exchange offer subject to regulatory approvals, the last reported sales price of a UBS Share on the SIX Swiss Exchange was CHF 18.27 and the last reported sales price of a UBS Share on the NYSE was $20.84. On 21 November 2014, the last practicable date prior to publication of this Prospectus, the last reported sales price of a UBS Share on the SIX Swiss Exchange was CHF 16.90 and the last reported sales price of a UBS Share on the NYSE was $17.45. Prospective investors should obtain a recent quotation for their securities prior to deciding whether or not to tender.

Section C: The Making of the Group

Section C: “The Making of the Group” is incorporated herein by reference and can be found on pages 47 to 48 of the Original IOP Prospectus.

Section D: The Group’s Strategy

Section D: “The Group’s Strategy” is incorporated herein by reference and can be found on pages 48 to 50 of the Original IOP Prospectus.

Section E: Recent Developments

Legal and regulatory risk environment

Recent resolution of enforcement matters involving other financial institutions starkly illustrates the continued increase in the financial and other penalties, reputational risk and other consequences of regulatory matters in major jurisdictions, particularly the U.S., and the resulting difficulty in predicting in this environment the financial and other terms of resolutions of pending government investigations and similar proceedings. In recent months, Credit Suisse AG (“CS”) and BNP Paribas (“BNPP”) each pleaded guilty to criminal charges in the United States and simultaneously entered into settlement with other U.S. agencies, including the Board of Governors of the Federal Reserve System and the New York Department of Financial Services (“DFS”). These resolutions involved the payment of substantial penalties (USD 1.8 billion in the case of CS and USD 8.8 billion in the case of BNPP), agreements with respect to future operation of their business and actions with respect to relevant personnel. In the case of BNPP, the DFS suspended for a one-year period BNPP’s ability to conduct through its New York branch business activity related to the business line that gave rise to the illegal conduct, namely U.S. dollar clearing for specified BNPP business units. In addition, the DOJ recently announced a USD 7 billion settlement with Citigroup, including a USD 4 billion civil penalty, to resolve federal and state claims relating to Citigroup’s conduct in packaging, marketing, issuing and selling residential mortgage-backed securities. Under the settlement, Citigroup is also required to provide relief to consumers who were harmed by its conduct.

The Group is subject to a large number of claims, disputes, legal proceedings and government investigations and expects that its operations will continue to give rise to such proceedings in the future. The extent of the Group’s financial and other exposure to these and other matters could be material and could substantially exceed the level of provisions that the Group has established for litigation, regulatory and similar matters.

UBS participates in regulatory resolutions of industry-wide FX matter – Foreign-exchange related investigations resolved with FINMA, CFTC, FCA – Total charges fully provisioned in third quarter of 2014

On 12 November 2014, UBS announced that it has reached resolutions with FINMA, the U.S. Commodity Futures Trading Commission (“CFTC”) and the U.K. Financial Conduct Authority (“FCA”) in connection with their industry-wide investigations into irregularities in foreign exchange (“FX”) markets. FINMA issued an order concluding its formal proceedings with respect to UBS and the firm simultaneously completed settlements with the CFTC and the FCA.

In an announcement dated 12 November 2014, UBS Group Chief Executive Officer Sergio P. Ermotti said, “Today’s resolutions are an important step in our transformation process and towards closing this industry-wide matter for UBS. We continue to cooperate with related ongoing investigations”.

FINMA has ordered UBS to pay CHF 134 million in confiscation of costs avoided and profits. In addition, UBS has agreed to pay USD 290 million (approximately CHF 281 million(1)) in fines to the CFTC in connection with settlements agreed to by a number of banks. UBS also agreed a GBP 234 million (approximately CHF 359 million(1)) fine with the FCA in connection with settlements agreed to by a number of banks. UBS provisioned fully for these charges in the third quarter of 2014. The conduct described in the settlements and order includes attempts by UBS employees to manipulate the prices of G10 foreign exchange spot and benchmark rates, including collusion by UBS employees with employees of other banks and inappropriate sharing of confidential information in relation to G10 foreign exchange spot trading. The regulatory resolutions also include certain remediation measures, many of which already have been or are being implemented by UBS.

Over the last few years, UBS has instituted significant cultural and compliance changes and has received positive feedback from regulators, clients and other stakeholders on its progress. UBS was the first bank to self-report potential misconduct and cooperate fully with authorities in their review of FX and related markets. The firm took appropriate disciplinary action against employees involved in the matter. In addition, and in line with its findings and regulatory requirements, UBS has introduced significant enhancements to the control framework of its FX business and the entire firm.

UBS continues to cooperate with ongoing FX and related investigations, which include investigations of individuals involved.

The settlements and order also include requirements to strengthen monitoring, supervision and compliance, limitations on compensation for personnel in the foreign exchange and precious metals business and certain Investment Bank personnel in Switzerland and to automate 95% of foreign exchange and precious metal trading by 31 December 2016.

Plans for further structural changes

In addition to the exchange offer, the Group has already announced a series of measures to improve its resolvability:

•	The Group plans to establish a new banking subsidiary of UBS in Switzerland, UBS Switzerland AG, and to transfer its Retail & Corporate business division and the Swiss-booked business of its Wealth Management business division into UBS Switzerland AG. The Group has filed an application for a banking license in Switzerland and expects to implement the transfer in a phased approach starting in mid-2015. This will be effected by way of a transfer of assets and liabilities and will include all relevant assets, liabilities and contracts of clients of the Retail & Corporate business and the Swiss-booked clients of the Wealth Management business. Affected clients will be notified of the transfer in advance. Under the Swiss merger act, UBS AG will retain on an interim basis joint liability for obligations transferred to UBS Switzerland AG, and, subject to regulatory approvals, UBS Switzerland AG will on an interim basis assume joint liability for obligations of UBS AG as part of the transfer.

•	In the United Kingdom, in response to regulatory developments and consultations with the U.K. and Swiss regulators, UBS Limited, the Group’s UK bank subsidiary, implemented in May 2014 a modified business operating model under which UBS Limited bears and retains a greater degree of risk and reward in its business activities. This principally involves UBS Limited retaining and managing credit risk as well as some market and other risks, UBS Limited taking a more independent role in managing its funding and liquidity requirements and involved an increase in UBS Limited’s total regulatory capital to GBP 4.9 billion from GBP 3.4 billion.

•	In the United States, the Group will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by 1 July 2016. As a result, the Group will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

(1)	Currency conversions based on Bloomberg rates of USD/CHF: 0.96810 and GBP/CHF: 1.5366 at 1700 CET on 11 November 2014.

The Group may consider further changes to its legal structure in response to regulatory requirements in Switzerland or in other countries in which it operates, including to further improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer capital requirements applied to the Group as a systemically relevant bank in Switzerland) and to respond to other regulatory requirements regarding its legal structure. Such changes may include the transfer of operating subsidiaries of UBS to become direct subsidiaries of UBS Group by purchase, dividend or other means, transfer of shared service and support functions to one or more service companies and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with the FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

Operating expenses guidance

As a result of the Group’s clean slate budgeting and planning process and the more granular plans it has developed to achieve its CHF 2.1 billion net cost reduction target, the Group has updated its guidance on restructuring costs for 2014 and 2015, and extended the horizon for guidance to include 2016 and 2017. The Group now estimates restructuring costs of approximately CHF 700 million for 2014 and CHF 1.4 billion for 2015. For 2016, it estimates restructuring costs of CHF 900 million and CHF 400 million in 2017. Further, it estimates that it will incur approximately CHF 100 million additionally per year from 2015 to 2017 to achieve its planned cost reductions.

In view of the current regulatory and political climate affecting financial institutions, and because it continues to be exposed to a number of significant claims and regulatory matters, the Group expects charges associated with litigation, regulatory and similar matters to remain at elevated levels through 2014. At this point in time, the Group believes that the industry continues to operate in an environment where charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future.

Section F: Trend Information

As indicated in UBS’s Third Quarter 2014 Report, including unaudited consolidated financial statements of the Group, which is incorporated herein by reference, at the start of the fourth quarter of 2014, many of the underlying challenges and geopolitical issues that the Group has previously highlighted remain and in some cases have intensified. A number of new concerns have arisen including the fear of risks related to the Ebola virus. The mixed outlook for global growth, the absence of sustained and credible improvements to unresolved issues in Europe, continuing U.S. fiscal and monetary policy issues and increasing geopolitical instability would make improvements in prevailing market conditions unlikely. Despite these ongoing challenges, the Group will continue to execute on its strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for shareholders.

Section G: Business Overview

Section G: “Business Overview” is incorporated herein by reference and can be found on pages 51 to 64 of the Original IOP Prospectus.

Section H: Total Group Revenues by Category of Activity and Geographic Market

Section H: “Total Group Revenues by Category of Activity and Geographic Market” is incorporated herein by reference and can be found in the following documents:

Reference documents	Section incorporated by reference	Page numbers in reference document
Original IOP Prospectus	Part I: “Information on UBS Group and UBS”, Section H: Total Group Revenues by Category of Activity and Geographic Market	65-71

IOP Prospectus Supplement No. 1	Paragraph 9	7-8

PART II: THE TRANSACTION

Part II: “The Transaction” is incorporated herein by reference and can be found on pages 72 to 83 of the Original IOP Prospectus.

Investors should read the whole of this Prospectus, the IOP Prospectus and the documents incorporated by reference herein in their entirety before making any investment decision in relation to the exchange offer.

PART III: INFORMATION ON THE EXCHANGE OFFER

Terms of the Exchange Offer

UBS proposes to its shareholders to establish a new holding company, UBS Group. To implement this proposal, UBS Group, a Swiss Aktiengesellschaft, is offering to acquire any and all issued UBS Shares in exchange for UBS Group Shares on a share-for-share basis.

The exchange offer is comprised of separate offers consisting of the U.S. offer and the Swiss offer. The Swiss offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to the Swiss offer documentation, including, for holders of UBS Shares located in one or more member states of the EEA, this Prospectus. The U.S. offer is being made to all holders of UBS Shares located in the U.S. pursuant to separate offer documentation.

The U.S. offer and the Swiss offer are being conducted simultaneously and, in all material respects, have the same terms and are subject to the same conditions.

Consideration

Holders of UBS Shares tendering into the exchange offer will receive one UBS Group Share for each UBS Share validly tendered.

Initial Offer Period

The initial offer period of the exchange offer ended on 20 November 2014. According to the preliminary interim results of the exchange offer announced by UBS Group on 21 November 2014, 3,475,356,441 UBS Shares have been tendered in the initial offer period of the exchange offer, including 90,815,594 UBS treasury shares which UBS tendered or caused to be tendered, corresponding to 90.40% of the total share capital of UBS as of the end of the initial offer period on 20 November 2014. Accordingly, UBS Group intends to issue an equivalent number of UBS Group Shares on the initial settlement date, which is expected to be on 28 November 2014.

Conditions to the Exchange Offer

The exchange offer was declared unconditional on 21 November 2014.

Subsequent Offer Period

The subsequent offer period, to which this Prospectus relates, will begin upon the announcement of the definitive results of the initial offer period on 26 November 2014.

The subsequent offer period of the exchange offer for tenders of UBS Shares held in the securities settlement system (the “SIS Settlement System”) operated by SIX SIS AG, Baslerstrasse 100, 4600 Olten, Switzerland (“SIS”) or in certificated form recorded in the Swiss share register will expire at 4:00 p.m., Swiss time, on 10 December 2014 (the “Swiss tender deadline”), unless the exchange offer is extended.

Holders of UBS Shares that hold through a broker should be aware that they may have to act prior to the applicable deadline in order to enable such broker to validly tender UBS Shares. Holders of UBS Shares should follow their broker’s instructions in this regard. For more information on the time involved in tendering UBS Shares in the subsequent offer period of the exchange offer, see the section headed “Procedure for Tendering” in this Part III: “Information on the Exchange Offer”.

Extensions and Amendments

UBS Group does not expect to extend the subsequent offer period, unless otherwise required by applicable law and subject to the Swiss Takeover Board’s prior approval.

Procedure for Tendering

UBS Group has retained UBS to act as Swiss exchange agent in connection with the exchange of UBS Shares held in the SIS Settlement System through custody accounts with custodian banks or brokers and in the form of physical share certificates recorded in the Swiss share register.

Holders may elect to tender all or a portion of the UBS Shares that they own into the exchange offer.

If UBS Shares are tendered into the exchange offer by a broker, dealer, commercial bank, trust company or other nominee, the relevant holders will be responsible for any fees or commissions such agents may charge in connection with the tender. Holders will also be responsible for all governmental charges and taxes payable in connection with tendering their UBS Shares.

Holders of UBS Shares in the SIS Settlement System

Holders of UBS Shares in the SIS Settlement System who hold through brokers or custodian banks who are SIS participants (whether or not such holder is registered as a shareholder in UBS’s share register) will be informed of the procedure for accepting the exchange offer by their broker or custodian bank, and have to act in accordance with such instructions. All tenders of UBS Shares through the SIS Settlement System must be received by the Swiss exchange agent before the Swiss tender deadline.

Holders of UBS Shares in Physical Form Recorded in the Swiss Share Register

Holders of UBS Shares who hold in the form of physical share certificates (Heimverwahrer) and are recorded in the Swiss share register will be informed of the procedures for accepting the exchange offer by UBS Shareholder Services directly, and will have to tender their UBS Shares by delivering to a custodian bank (if such holder has a custodian bank) or to UBS Shareholder Services, P.O. Box, CH-8098, Zurich, Switzerland (if such holder does not have a custodian bank) a duly completed acceptance form, together with the certificate(s) representing their UBS Shares specified on the acceptance form, and any other required documents, in accordance with such instructions. All tenders of such shares must be received by the Swiss exchange agent prior to the Swiss tender deadline. It should be noted that UBS Group will not issue UBS Group Shares in the form of physical share certificates. As a result, any UBS Group Shares issuable in exchange of UBS Shares tendered in accordance with these procedures will be delivered in book-entry form in the SIS Settlement System to an account with the relevant custodian bank (and SIS participant) or otherwise to an omnibus account maintained by UBS.

Separate Swiss Trading Line Available to Tendered UBS Shares Held in the SIS Settlement System

UBS Shares held in the SIS Settlement System that are validly tendered in the exchange offer have been assigned a new Swiss security number and are tradable on the SIX Swiss Exchange on a separate trading line. This separate trading line allows a tendering shareholder to sell his or her UBS Shares despite the fact that such UBS Shares have already been tendered in the exchange offer.

The UBS Shares are traded as follows on the SIX Swiss Exchange: (a) for the ordinary trading line (non-tendered UBS Shares) – Swiss Security Number: 2.489.948, and (b) for the separate trading line (tendered UBS Shares) – Swiss Security Number: 24.770.431.

It is expected that this separate trading line will be closed upon expiration of the subsequent offer period. Customary stock exchange charges and brokerage fees apply to sales and purchases of UBS Shares on the separate trading line. There can be no assurance as to the level of liquidity on the separate line of trading.

Representations and Warranties of Tendering Holders

By tendering UBS Shares into the exchange offer, holders represent and warrant to UBS Group and the applicable share exchange agent that they have full power and authority to accept the exchange offer and to exchange, contribute, assign and transfer the UBS Shares in respect of which the exchange offer is being accepted or deemed to be accepted (and any and all securities or rights issued or issuable in respect thereof) and, when UBS Group accepts such UBS Shares for exchange, UBS Group will acquire good title thereto, free and clear of all liens, charges, encumbrances and other third-party interests, and together with all rights now and hereinafter attaching thereto, including, without limitation, voting rights and the right to receive all amounts payable to a holder thereof in respect of dividends, interests and other distributions, if any, if the record date for distributions occurs after the date on which such UBS Shares are transferred to UBS Group pursuant to the exchange offer.

Furthermore, by tendering their UBS Shares into the exchange offer, shareholders who are registered on the share register of UBS will be deemed to authorise UBS to transfer all data required for an entry in the share register of UBS Group.

Registration on UBS Group’s Register

Holders of UBS Shares which, when tendered, are recorded in the share register of UBS as registered shares (with voting rights or without voting rights, as the case may be) and are accepted for exchange in the exchange offer, will generally be similarly recorded in the share register of UBS Group (with voting rights, if so registered). Tendering fiduciaries and nominees that currently have a nominee agreement with UBS will generally be registered on UBS Group’s share register in the same extent as they are currently registered on UBS’s share register. Such holders will be deemed to have given the necessary authorisations to this effect. For more information on the share register of the UBS Group and on how registration with voting rights will be effected, see paragraph 4: “Share Register” in Part IX: “Additional Information” of the IOP Prospectus.

Withdrawal Rights

UBS Shares tendered during the subsequent offer period may not be withdrawn.

However, following the publication of any supplementary prospectus by UBS Group in connection with the exchange offer, holders of UBS Shares who accepted the exchange offer prior to publication of the supplementary prospectus have a right of withdrawal, exercisable in accordance with regulation 52 of the Irish Prospectus Regulations, during the period of two business days beginning on the first business day after the date on which the supplementary prospectus was published.

Announcement of Results and Acceptance for Exchange

UBS Group expects to announce the definitive interim results of the exchange offer, the amount of non-tendered UBS Shares remaining following the initial offer period and, therefore, the maximum amount of UBS Group Shares to be issued in the subsequent offer period (which shall not exceed 400,000,000 UBS Group Shares) (via electronic and print media) on 26 November 2014. UBS Group expects to announce the preliminary final results of the exchange offer (via electronic media) on 11 December 2014 before 7:30 a.m., Swiss time and to announce the definitive final results of the exchange offer (via electronic and print media) on 16 December 2014 before 7:30 a.m., Swiss time. These dates will change if the subsequent offer period is extended.

All announcements and notices in relation to the exchange offer will be made in accordance with the applicable requirements of the Swiss tender offer regulations, U.S. federal securities laws and the rules and regulation of the SIX Swiss Exchange and the NYSE.

Settlement and Delivery of Securities

Settlement of UBS Shares validly tendered during the initial offer period, which has already closed, is currently expected to take place on 28 November 2014. Any UBS Shares tendered after the expiration of the initial offer period but before the end of the subsequent offer period are expected to be settled within six Swiss business days following the end of the subsequent offer period. Settlement of these shares is currently expected to take place on 18 December 2014. This date will change if the subsequent offer period is extended. It should be noted that UBS Group will not issue UBS Group Shares in the form of physical share certificates. As a result, any UBS Group Shares issuable in exchange of UBS Shares tendered in accordance with these procedures will be delivered in book-entry form and will be held through the broker or custodian member of the SIS Settlement System selected in the acceptance form.

Capital Increase and Power of Attorney

The UBS Group Shares will be created by means of capital increases expected to occur on 26 November 2014 and in respect of the subsequent offer period, on 16 December 2014, executed through the contribution in kind of the tendered UBS Shares to UBS Group. Each holder tendering in the exchange offer will be deemed to have authorised UBS (or UBS Securities LLC) or another nominee to contribute UBS Shares tendered in the exchange offer acting in its own name but for the account of the tendering shareholder and to take other necessary or advisable actions for their account to effect the exchange (including, without limitation, to apply on their behalf for the registration in UBS Group’s share register, as set out in paragraph 4 of Part IX: “Additional Information” of the IOP Prospectus).

The board of directors of UBS (in its capacity as the governing body of the sole shareholder of UBS Group) has committed itself to ensuring that (i) UBS Group will, after the end of the initial offer period, hold an extraordinary shareholders meeting resolving on the capital increases required for the consummation of the exchange offer (i.e. for the exchange of tendered UBS Shares into UBS Group Shares) and that (ii) the BoD of

UBS Group will take all necessary resolutions to effectuate the capital increases as resolved by the shareholders meeting of UBS Group, both provided that the exchange offer is successful. Such shareholders meeting is expected to be held and such resolutions passed on 26 November 2014.

Certain Consequences of the Exchange Offer

Reduced Liquidity of UBS Shares and Trading in UBS Shares During and After the Exchange Offer Period

The acquisition by UBS Group of UBS Shares in the exchange offer will reduce the number of UBS Shares that might otherwise trade publicly and may reduce the number of holders of UBS Shares, which is expected to adversely affect the liquidity and market value of the UBS Shares not acquired in the exchange offer.

If fewer than 600,000 UBS Shares would remain outstanding in the United States following the close of the initial offer period or the subsequent offer period, the NYSE will discontinue trading in the UBS Shares. Holders of UBS Shares who do not tender their UBS Shares in the exchange offer may therefore be unable to trade their UBS Shares on the NYSE following the expiration of the initial offer period or the subsequent offer period.

Accounting Treatment

For accounting purposes, the exchange of UBS Shares for UBS Group Shares will not result in a business combination under IFRS 3 “Business Combinations.” Rather, the exchange offer will result in a reorganisation with no changes in the accounting substance of the UBS reporting entity. After consummation of the exchange offer, there will be no impact on the carrying amounts of the assets, liabilities and total equity included in the consolidated financial statements of the Group. The exchange offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes.

Impact on financial status

As a result of the exchange offer, the direct interest of UBS Group in the net book value and net earnings of UBS will depend on the extent of the number of UBS Shares acquired under the exchange offer. Following consummation of the squeeze-out, UBS Group’s direct interests in these items would increase to 100% and UBS Group would be entitled to all benefits resulting from that interest, including all income generated by UBS’s operations and any future increase in UBS’s value and the right to elect all members of the board of directors of UBS. Similarly, UBS Group would also bear the risk of losses generated by UBS’s operations and any decrease in the value of UBS after such an acquisition.

Preferred Notes

As of 31 March 2014, UBS had CHF 1.9 billion of outstanding subordinated notes classified as equity instruments under IFRS (which are referred to for purposes of this section as “preferred notes”). These preferred notes were issued by UBS towards structured entities which are not consolidated under IFRS. Because the preferred notes do not include a contractual obligation to deliver cash, they are classified as equity instruments under IFRS and are presented in the consolidated financial statements of the Group under “Equity attributable to preferred noteholders”.

Once UBS Group obtains control over UBS, the preferred notes will no longer represent interests in the ultimate parent entity of the Group, but non-controlling interests in a subsidiary of UBS Group. Therefore, after consummation of the exchange offer, the preferred notes will be reclassified from “Equity attributable to preferred noteholders” to “Equity attributable to non-controlling interests”.

Certain Legal and Regulatory Matters

General

UBS shareholders receiving new UBS Group Shares in exchange for their UBS Shares in the exchange offer should consult with their own advisers to determine if they need to comply with any regulatory scheme prior to receipt of the new UBS Group Shares.

Financial and Other Regulatory Authorities

The Group expects that UBS Group will seek certain regulatory approvals or non-objections or will make certain regulatory notifications for the squeeze-out and internal realignment of the Group following the exchange offer (as described in Part II: “The Transaction” of the IOP Prospectus under the section headed “Plans for UBS After the Exchange Offer”). However, such approvals or non-objections and notifications are not a condition to the exchange offer. Formal approval or non-objection from, and formal notification to, the competent banking and financial market regulators in connection with the squeeze-out and internal realignment of the Group has not yet been applied for or provided in most jurisdictions where required, although certain of these regulators are aware of the high-level proposals for the subsequent proposed restructuring.

Following completion of the exchange offer, and insofar as required and not already obtained, the Group expects that additional regulatory approvals or non-objections will be sought and notifications will be made to the relevant regulators once the Group obtains the necessary information to be able to prepare and complete the approval applications or notifications.

Although the Group will attempt to obtain these regulatory approvals or non-objections as soon as practicable prior to initiating any squeeze-out or internal realignment of the Group, the period from completion of the exchange offer to receipt of such approvals will be largely dependent on the time required to obtain the necessary information to submit the applications, the duration of the relevant regulatory review process and effects of any conditions imposed on the reorganisation by any regulator.

While UBS Group has made, and will continue to make, significant efforts to obtain the requisite regulatory approvals or non-objections, there can be no assurances regarding the timing of the approvals or UBS Group’s ability to obtain them on satisfactory terms.

No Appraisal Rights

There are no appraisal or similar rights available to holders of UBS Shares in connection with the exchange offer. However, if UBS Group conducts the squeeze-out merger, under Swiss law, a minority shareholder subject to the squeeze-out merger could seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a Swiss competent court to determine what is “adequate” consideration. UBS Group expects such proceeding to be unlikely given the share-for-share nature of the consideration that UBS Group anticipates offering in a squeeze-out merger.

Fees and Expenses

The total expenses incurred by the Group in connection with the exchange offer and the listing of the UBS Group Shares on the SIX Swiss Exchange and the NYSE are estimated to be CHF 20 million.

No charges and fees will apply to the exchange of UBS Shares for UBS Group Shares. If UBS Shares are tendered into the exchange offer by a broker, dealer, commercial bank, trust company or other nominee, the relevant holders will however be responsible for any fees or commissions such agents may charge in connection with the tender.

PART IV: BOARD OF DIRECTORS, EXECUTIVE MANAGEMENT

AND CORPORATE GOVERNANCE

Further information in relation to the board of directors (“BoD”), executive management and corporate governance of UBS Group as in effect on and after the establishment of UBS Group as the holding company of the Group is set out in paragraphs 6 and 7 of Part IX: “Additional Information” of the IOP Prospectus.

Investors should read the whole of this Prospectus, the IOP Prospectus and the documents incorporated by reference herein in their entirety before making any investment decision in relation to the exchange offer.

Board of Directors of UBS Group

The “Board of Directors of UBS Group” section is incorporated herein by reference and can be found on page 92 of the Original IOP Prospectus.

Board Structure of UBS Group

The “Board Structure of UBS Group” section is incorporated herein by reference and can be found on pages 92, 100 and 101 of the Original IOP Prospectus, save for the sub-section headed “Identity and Background”, which is amended as set out below.

Identity and Background

The following biographies provide information on the BoD members and the Company Secretary(1).

Axel A. Weber	Professional history and education

German, born 8 March 1957

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

Chairman of the Board of Directors / Chairperson of the Corporate Responsibility Committee/Chairperson of the Governance and Nominating Committee Year of initial appointment: 2012

Axel A. Weber was elected to the BoD at the 2012 annual general meeting (“AGM”) and was thereafter appointed Chairman of the BoD. He has chaired the Governance and Nominating Committee since 2012 and became Chairperson of the Corporate Responsibility Committee in 2013. Mr. Weber was president of the German Bundesbank between 2004 and 2011, during which time he also served as a member of the Governing Council of the European Central Bank, a member of the Board of Directors of the Bank for International Settlements, German governor of the International Monetary Fund, and as a member of the G7 and G20 Ministers and Governors. He was a member of the steering committees of the European Systemic Risk Board in 2011 and the Financial Stability Board from 2010 to 2011. On leave from the University of Cologne from 2004 to 2012, he was a visiting professor at the University of Chicago Booth School of Business from 2011 to 2012. From 2002 to 2004, Mr. Weber served as a member of the German Council of Economic Experts. He was a professor of international economics and Director of the Centre for Financial Research at the University of Cologne from 2001 to 2004, and a professor of monetary economics and Director of the Centre for Financial Studies at the Goethe University in Frankfurt/Main from 1998 to 2001. From 1994 to 1998, he was a professor of economic theory at the University of Bonn. Mr. Weber holds a PhD in economics from the University of Siegen, where he also received his habilitation. He graduated with a master’s degree in economics at the University of Constance and holds honorary doctorates from the universities of Duisburg-Essen and Constance.

(1)	Principal positions outside of the Group held by members of the BoD in the last five years are indicated in the biographies set out below.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Weber is a board member of the Swiss Finance Council, the Swiss Bankers Association, the Institute of International Finance and the International Monetary Conference. He is a member of the Group of Thirty, Washington, DC and a member of the Foundation Board of Avenir Suisse. He is a member of the IMD Foundation Board in Lausanne as well as of the European Financial Services Roundtable and the European Banking Group. Mr. Weber is a member of the Advisory Board of the Department of Economics at the University of Zurich and the German Market Economy Foundation. He is a senior research fellow at the Center for Financial Studies in Frankfurt / Main and a research fellow at the Center for Economic Policy Research in London. He is a member of the European Money and Finance Forum in Vienna and of the Monetary Economics and International Economics Councils of the leading association of German-speaking economists, the Verein für Socialpolitik. Mr. Weber is a member of the Board of Directors of the Financial Services Professional Board, Kuala Lumpur.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Weber was a member of the Advisory Council of the Goethe University in Frankfurt/Main.

Michel Demaré	Professional history and education

Belgian, born 31 August 1956

Syngenta International AG, Schwarzwaldallee 215, CH-4058 Basel

Functions in UBS

Independent Vice Chairman/member of the Audit Committee/member of the Governance and Nominating Committee/member of the Human Resources and Compensation Committee

Year of initial appointment: 2009

Michel Demaré was elected to the BoD at the 2009 AGM, and in April 2010, was appointed independent Vice Chairman. He has been a member of the Audit Committee since 2009 and the Governance and Nominating Committee since 2010. He became a member of the Human Resources and Compensation Committee in 2013. Mr. Demaré joined ABB in 2005 as Chief Financial Officer (“CFO”) and as a member of the Group Executive Committee. He stepped down from his function in ABB in January 2013. Between February and August 2008, he acted as the interim CEO of ABB. From September 2008 to March 2011, he combined his role as CFO with that of President of Global Markets. Mr. Demaré joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005. Prior to this, he spent 18 years at the Dow Chemical Company, holding various treasury and risk management positions in Belgium, France, the U.S. and Switzerland. Between 1997 and 2002, Mr. Demaré was CFO of the Global Polyolefins and Elastomers division. He began his career as an officer in the multinational banking division of Continental Illinois National Bank of Chicago, and was based in Antwerp. Mr. Demaré graduated with an MBA from the Katholieke Universiteit Leuven, Belgium, and holds a degree in applied economics from the Université Catholique de Louvain, Belgium.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Demaré is Chairman of the Board of Syngenta. He is a member of the board of Louis-Dreyfus Commodities Holdings

BV, a member of the IMD Supervisory Board in Lausanne and Chairman of SwissHoldings in Berne. He is Chairman of the Syngenta Foundation for Sustainable Agriculture and a member of the Advisory Board of the Department of Banking and Finance at the University of Zurich.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Demaré was a member of the IMD Foundation Board, Lausanne.

David Sidwell	Professional history and education

American (U.S.) and British, born 28 March 1953

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

Senior Independent Director/Chairperson of the Risk Committee/member of the Governance and Nominating Committee

Year of initial appointment: 2008

David Sidwell was elected to the BoD at the 2008 AGM. In April 2010, he was appointed Senior Independent Director. He has chaired the Risk Committee since 2008 and has been a member of the Governance and Nominating Committee since 2011. Mr. Sidwell was Executive Vice President and CFO of Morgan Stanley between 2004 and 2007. Before joining Morgan Stanley, he worked for JPMorgan Chase & Co., where, in his 20 years of service, he held a number of different positions, including controller and, from 2000 to 2004, CFO of the Investment Bank. Prior to this, he was with Price Waterhouse in both London and New York. Mr. Sidwell graduated from Cambridge University and qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Sidwell is a director and Chairperson of the Risk Policy and Capital Committee of Fannie Mae, Washington, D.C., and is a senior adviser at Oliver Wyman, New York. He is a board member of Ace Limited and he is Chairman of the Board of Village Care, New York, and is a director of the National Council on Aging, Washington, D.C.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Sidwell was a trustee of the International Accounting Standards Committee Foundation, London.

Reto Francioni	Professional history and education

Swiss, born 18 August 1955

Deutsche Börse AG, D-60485 Frankfurt am Main

Functions in UBS

Member of the Corporate Responsibility Committee/member of the Human Resources and Compensation Committee

Year of initial appointment: 2013

Reto Francioni was elected to the BoD at the 2013 AGM. He has been a member of the Corporate Responsibility Committee since 2013 and the Human Resources and Compensation Committee since 2014. He has been CEO of Deutsche Börse AG since 2005. Since 2006, he has been a professor of applied capital markets theory at the University of Basel. From 2002 to 2005, he was Chairman of the Supervisory Board and President of the SWX Group, Zurich. Mr. Francioni was co-CEO and Spokesman for the Board of Directors of Consors AG, Nuremberg, from 2000 to 2002. Between 1993 and 2000, he held various management positions at Deutsche Börse AG, including that of Deputy CEO from 1999 to 2000. From 1992 to 1993, he served in the corporate finance division of Hoffmann-La Roche, Basel. Prior to this, he worked for several years for Association Tripartite Bourses and, from 1985 to 1988, for the former Credit Suisse, holding positions in the equity sales and legal departments. He started his professional career in 1981 in the commerce division of Union Bank of Switzerland. Mr. Francioni completed his studies in law in 1981 and his PhD in 1987 at the University of Zurich.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Francioni is a member of the Shanghai International Financial Advisory Committee and of the Advisory Board of Moscow International Financial Centre. He also serves as a member of the International Advisory Board of the Instituto de Empresa. Mr. Francioni is a member of the Steering Committee of the Project “Role of Financial Services in Society”, World Economic Forum, and a member of the Franco-German Roundtable. He is a member of the Strategic Advisory Group of VHV Insurance. Mr. Francioni holds various mandates on the boards of Deutsche Börse Group subsidiaries. He is Chairman of the Supervisory Board of Eurex Zürich AG and Eurex Frankfurt AG.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Francioni was Vice President of Deutsches Aktieninstitut, a member of the Board of Trustees of Goethe Business School and a member of the Board of Trustees of the Centre for Financial Studies. Moreover, he was Chairman of the Supervisory Board of Clearstream Holding AG, of the Board of Directors of Clearstream Banking S.A., of the Board of Directors of Clearstream International S.A. and the Supervisory Board of Deutsche Börse Systems AG. He was also Vice Chairman of the Supervisory Board of Eurex Clearing AG.

Ann F. Godbehere	Professional history and education

Canadian and British, born 14 April 1955

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

Chairperson of the Human Resources and Compensation Committee/member of the Audit Committee

Year of initial appointment: 2009

Ann F. Godbehere was elected to the BoD at the 2009 AGM. She has chaired the Human Resources and Compensation Committee since 2011 and has been a member of the Audit Committee since 2009. Ms. Godbehere was appointed CFO and Executive Director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’s public ownership until the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007. Ms. Godbehere was CFO of its Property & Casualty division in Zurich for two years. Prior to this, she served as CFO of the Life & Health division in London for three years. From 1997 to 1998, she was CEO of Swiss Re Life & Health in Canada. Between 1996 and 1997, she was CFO of Swiss Re Life & Health North America. Ms. Godbehere is a certified general accountant and was made a fellow of the Chartered Professional Accountant Association in 2014 and a fellow of the Certified General Accountant Association of Canada in 2003.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Ms. Godbehere is a board member and Chairperson of the audit committees of Prudential plc, Rio Tinto plc and Rio Tinto Limited. She is also a member of the board of British American Tobacco plc.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Ms. Godbehere was a board member of Atrium Underwriters Ltd. and Atrium Underwriting Group Ltd., London, as well as of Arden Holdings Ltd., Bermuda.

Axel P. Lehmann	Professional history and education

Swiss, born 23 March 1959 Zurich Insurance Group, Mythenquai 2, CH-8002 Zurich Functions in UBS Member of the Risk Committee Year of initial appointment: 2009	Axel P. Lehmann was elected to the BoD at the 2009 AGM and has been a member of the Risk Committee since 2009. He is a member of the Group Executive Committee of Zurich Insurance Group (Zurich) and has been Group Chief Risk Officer since January 2008 and Regional Chairman Europe since October 2011. He was responsible for Group IT from 2008 to 2010. In September 2004, Mr. Lehmann was appointed CEO of Zurich American Insurance Company and the North America Commercial business division in Schaumburg, Illinois. He became a member of Zurich’s Group Executive Committee and CEO of its Continental Europe business division in 2002 and, in 2004, was responsible for integrating it with U.K., Ireland and South Africa. In 2001, he took over responsibility for Northern, Central and Eastern Europe and was appointed CEO of Zurich Group Germany. In 2000, Mr. Lehmann became a member of the Group Management Board with responsibility for group-wide business development functions. Mr. Lehmann holds a PhD and a master’s degree in business administration and economics from the University of St. Gallen. He is also a graduate of the Wharton Advanced Management Program and an honorary professor of business administration and service management at the University of St. Gallen.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Lehmann is Chairman of the Board of the Institute of Insurance Economics and member of the International and Alumni Advisory Board of University of St. Gallen, and is a former Chairman and member of the Chief Risk Officer Forum and a board member of Economiesuisse. He is Chairman of the Global Agenda Council on the Global Financial System of World Economic Forum. In addition, he holds mandates on the following boards of Zurich Insurance Group subsidiaries. Mr. Lehmann is Chairman of the Board of Farmers Group, Inc., Los Angeles, and of Zurich Insurance plc, Dublin, as well as a member of the supervisory board of Zurich Beteiligungs-AG, Frankfurt a.M. He is Chairman of the board of trustees of the Pension Plans 1 and 2 of the Zurich Insurance Group.

Helmut Panke	Professional history and education

German, born 31 August 1946

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

Member of the Human Resources and Compensation Committee / member of the Risk Committee

Year of initial appointment: 2004

Helmut Panke was elected to the BoD at the 2004 AGM. He has been a member of the Human Resources and Compensation Committee and the Risk Committee since 2008. Between 2002 and 2006, Mr. Panke was Chairman of the Board of Management of BMW Group after becoming a member of BMW’s Board of Management in 1996. Between 1993 and 1996, he was Chairman and CEO of BMW Holding Corporation in the U.S. Subsequent to joining BMW as Head of Planning and Controlling, Research and Development in 1982, he assumed management functions in corporate planning, organisation and corporate strategy. Prior to this, he worked as a consultant at McKinsey & Company in both

Düsseldorf and Munich. Mr. Panke graduated from the University of Munich with a PhD in physics, and undertook research work at both the University of Munich and the Swiss Institute for Nuclear Research.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Panke is a member of the boards of Microsoft Corporation (Chairperson of the Regulatory and Public Policy Committee) and Singapore Airlines Ltd. (Chairperson of the Safety & Risk Committee). He is a member of the supervisory board of Bayer AG.

William G. Parrett	Professional history and education

American (U.S.), born 4 June 1945

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

Chairperson of the Audit Committee / member of the Corporate Responsibility Committee

Year of initial appointment: 2008

William G. Parrett was elected to the BoD at the October 2008 Extraordinary General Meeting. He has chaired the Audit Committee since 2009 and has been a member of the Corporate Responsibility Committee since 2012. Mr. Parrett served his entire career with Deloitte Touche Tohmatsu. He was CEO from 2003 until his retirement in 2007. Between 1999 and 2003, he was a Managing Partner of Deloitte & Touche USA LLP and served on Deloitte’s Global Executive Committee between 1999 and 2007. Mr. Parrett founded Deloitte’s U.S. National Financial Services Industry Group in 1995 and its Global Financial Services Industry Group in 1997, both of which he led as Chairman. In his 40 years of experience in professional services, Mr. Parrett served public, private, governmental, and state-owned clients worldwide. Mr. Parrett has a bachelor’s degree in accounting from St. Francis College, New York, and is a certified public accountant.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Parrett is on the boards of the Eastman Kodak Company, the Blackstone Group LP, and Thermo Fisher Scientific Inc., and chairs each company’s audit committee. He is also on the board of IGATE Corporation. He is Past Chairman of the Board of the United States Council for International Business and United Way Worldwide, and a Carnegie Hall Board of Trustees member. He is a member of the Committee on Capital Markets Regulation.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Parrett was a member of the International Chamber of Commerce Executive Committee.

Isabelle Romy	Professional history and education

Swiss, born 4 January 1965

Froriep, Bellerivestrasse 201, CH-8034 Zurich

Functions in UBS

Member of the Audit Committee / member of the Governance and Nominating Committee

Year of initial appointment: 2012

Isabelle Romy was elected to the BoD at the 2012 AGM. She has been a member of the Audit Committee and the Governance and Nominating Committee since 2012. Ms. Romy is a partner at Froriep, a large Swiss business law firm. From 1995 to 2012, she worked for another major Swiss law firm based in Zurich, (Niederer Kraft& Frey AG), where she was a partner from 2003 to 2012. Her legal practice includes litigation and arbitration in cross-border cases. Ms. Romy has been an associate professor at the University of Fribourg and at the Federal Institute of Technology in Lausanne since 1996. Between 2003 and 2008, she served as a deputy judge at the Swiss Federal Supreme Court. From 1999 to 2006, she was a member of the Ethics Commission at the Federal Institute of Technology in Lausanne. Ms. Romy completed her PhD (Dr. iur.) at the University of Lausanne in 1990 and has been a qualified attorney-at-law admitted to the bar since 1991. From 1992 to 1994, she was a visiting scholar at Boalt Hall School of Law, University of California, Berkeley, and completed her professorial thesis at the University of Fribourg in 1996.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Ms. Romy has been a member of the sanction commission of SIX Swiss Exchange since 2002, serving as Vice Chairman since 2008.

Beatrice Weder di Mauro	Professional history and education

Italian and Swiss, born 3 August 1965 Johannes Gutenberg-University Mainz, Jakob Welder-Weg 4, D-55099 Mainz

Functions in UBS

Member of the Audit Committee/member of the Risk Committee

Year of initial appointment: 2012

Beatrice Weder di Mauro was elected to the BoD at the 2012 AGM. She has been a member of the Audit Committee since 2012 and became a member of the Risk Committee in 2013. She has been a professor of economics, economic policy and international macroeconomics at the Johannes Gutenberg University of Mainz since 2001. Ms. Weder di Mauro was a member of the German Council of Economic Experts from 2004 to 2012. In 2010, she was a resident scholar at the International Monetary Fund in Washington, D.C., and, in 2006, a visiting scholar at the National Bureau of Economic Research, Cambridge, MA. She was an associate professor of economics at the University of Basel between 1998 and 2001 and a research fellow at the United Nations University in Tokyo from 1997 to 1998. Prior to this, she was an economist at the International Monetary Fund in Washington, D.C. Ms. Weder di Mauro completed her PhD in economics at the University of Basel in 1993 and received her habilitation there in 1999.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Ms. Weder di Mauro is on the boards of Roche Holding Ltd., Basel, and Robert Bosch GmbH, Stuttgart. She is a member of the Corporate Governance Commission of the German Government. She is also a member of the senate of Max Planck Gesellschaft. She is a member of the Global Agenda Council on Sovereign Debt of the WEF, a member of the economic advisory board of Fraport AG and a member of the advisory board of Deloitte Germany. Ms. Weder di Mauro is the Deputy Chairman of the University Council of the University of Mainz.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Ms. Weder di Mauro was a supervisory board member of ThyssenKrupp AG, Essen, of the Deutsche Investitions- und Entwicklungsgesellschaft, Cologne and Ergo AG, Düsseldorf.

Joseph Yam	Professional history and education

Chinese and Hong Kong citizen, born 9 September 1948

UBS, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Member of the Corporate Responsibility Committee / member of the Risk Committee

Year of initial appointment: 2011

Joseph Yam was elected to the BoD at the 2011 AGM. He has been a member of the Corporate Responsibility Committee and the Risk Committee since 2011. He is Executive Vice President of the China Society for Finance and Banking and in that capacity has served as an adviser to the People’s Bank of China since 2009. Mr. Yam was instrumental in the establishment of the Hong Kong Monetary Authority and served as Chief Executive from 1993 until his retirement in 2009. He began his career in Hong Kong as a statistician in 1971 and served the public for over 38 years. During his service, he occupied several positions such as Director of the Office of the Exchange Fund from 1991, Deputy Secretary for Monetary Affairs from 1985 and Principal Assistant Secretary for Monetary Affairs from 1982. Mr. Yam graduated from the University of Hong Kong in 1970 with first class honours in social sciences. He holds honorary doctorate degrees and professorships from a number of universities in Hong Kong and overseas. Mr. Yam is a Distinguished Research Fellow of the Institute of Global Economics and Finance at the Chinese University of Hong Kong.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Yam is on the boards of Johnson Electric Holdings Limited and UnionPay International Co., Ltd. He is a member of the board of The Community Chest of Hong Kong as well as a member of the International Advisory Council of China Investment Corporation.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Yam was a board member of the China Construction Bank and Chairman of the Board of Macroprudential Consultancy Limited.

Company Secretary Luzius Cameron	Professional history and education

Australian and Swiss, born 11 September 1955 UBS, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Company Secretary since 2005	Luzius Cameron was appointed Company Secretary by the BoD for the first time in 2005. He is a Group Managing Director and was appointed to the former Group Managing Board in 2002. From 2002 to 2005, Mr. Cameron was the Director of Strategic Planning and New Business Development, Wealth Management USA. Prior to this role, he was Head of Group Strategic Analysis, and before that, Head of Corporate Business Analysis. Mr. Cameron joined Swiss Bank Corporation in 1989, where he started out in Corporate Controlling before assuming a number of senior roles at Warburg Dillon Read, including Chief of Staff to the Chief Operating Officer in London and Business Manager of the Global Rates Business in Zurich. From 1984 to 1989, he was a lecturer in astrophysics at the University of Basel. Between 1980 and 1989, he was a research analyst at the Institute of Astronomy at the University of Basel and European Southern Observatory. Mr. Cameron holds a PhD in astrophysics from the University of Basel.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Cameron was Chairman of the Zurich Symphony Orchestra.

For further information in relation to the proposed BoD, see also the information set out in paragraphs 7 and 8 of Part IX: “Additional Information”.

Committees of the Board of Directors of UBS Group

The “Committees of the Board of Directors of UBS Group” section is incorporated herein by reference and can be found on pages 101 to 102 of the Original IOP Prospectus.

Roles and responsibilities of the Chairman of the Board of Directors

The “Roles and responsibilities of the Chairman of the Board of Directors” section is incorporated herein by reference and can be found on page 102 of the Original IOP Prospectus.

Roles and responsibilities of the Vice Chairmen and the Senior Independent Director

The “Roles and responsibilities of the Vice Chairmen and the Senior Independent Director” section is incorporated herein by reference and can be found on page 103 of the Original IOP Prospectus.

Important business connections of independent members of the Board of Directors with the Group

The “Important business connections of independent members of the Board of Directors with the Group” section is incorporated herein by reference and can be found on page 103 of the Original IOP Prospectus.

Executive Management and the Group Executive Board

The “Executive Management and the Group Executive Board” section is incorporated herein by reference and can be found on page 103 of the Original IOP Prospectus, save for the sub-section headed “Members of the Group Executive board”, which is amended as set out below.

Members of the Group Executive Board

The following biographies provide information on the GEB members(1).

Sergio P. Ermotti	Professional history and education

Swiss, born 11 May 1960 UBS, Bahnhofstrasse 45, CH-8001 Zurich Function in UBS Group CEO Year of initial appointment: 2011	Sergio P. Ermotti was appointed Group Chief Executive Officer in November 2011, having held the position of Group Chief Executive Officer on an interim basis since September 2011. Mr. Ermotti became a member of the GEB in April 2011 and was Chairman and CEO of UBS Group Europe, Middle East and Africa from April to November 2011. From 2007 to 2010, he was Group Deputy Chief Executive Officer at UniCredit, Milan, and was responsible for the strategic business areas of Corporate and Investment Banking, and Private Banking. He joined UniCredit in 2005 as Head of Markets & Investment Banking Division. Between 2001 and 2003, he worked at Merrill Lynch, serving as co-Head of Global Equity Markets and as a member of the Executive Management Committee for Global Markets & Investment Banking. He began his career with Merrill Lynch in 1987, and held various positions within equity derivatives and capital markets. Mr. Ermotti is a Swiss-certified banking expert and is a graduate of the Advanced Management Program at Oxford University.

(1)	Principal positions outside of the Group held by members of the GEB in the last five years are indicated in the biographies set out below.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Ermotti is Chairman of the Fondazione Ermotti and a board member of the Fondazione Lugano per il Polo Culturale, both in Lugano. He is a board member of Global Apprenticeship Network and of the Swiss American Chamber of Commerce. He is a member of the International Business Council of the WEF, a member of the Institut International D’Etudes Bancaires, a member of the Financial Services Forum and a member of the Bank of International Settlement – Roundtable.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Ermotti was a non-executive director of the London Stock Exchange and President of Darwin Airlines. He was non-executive director of Fidinam, Investment Enterra S.A., Esplanade Hotel Resort & Spa S.A. and Tessal S.A. He was Chairman of the Board of Directors of Immo Heudorf AG, Silvaplana, and Chairman of the Holding Residence Promotion SA, of the Hotel Principe Leopoldo, of the Hotel Principe Leopoldo SA, Panama, Succursale di Lugano, of the Hotel Residence Principe Leopoldo SA, of the Leopoldo Hotels & Restaurants SA, of the Residence Montalbano 1 and 2 SA, as well as of Residence Montalbano I and II SA, Panama, Succursale di Lugano. He was Chairman of Residenza il Poggio SA and of Residenza il Poggio SA, Panama, Succursale di Lugano, all in Lugano.

Markus U. Diethelm	Professional history and education

Swiss, born 22 October 1957 UBS, Bahnhofstrasse 45, CH-8001 Zurich Function in UBS Group General Counsel Year of initial appointment: 2008	Markus U. Diethelm was appointed Group General Counsel of UBS and became a member of the GEB in September 2008. From 1998 to 2008, he served as Group Chief Legal Officer at Swiss Re, and was appointed to its Group Executive Board in 2007. Prior to this, he was at the Los Angeles-based law firm Gibson, Dunn & Crutcher, and focused on corporate matters, securities transactions, litigation and regulatory investigations while working out of the firm’s Brussels and Paris offices. From 1989 to 1992, he practiced at Shearman & Sterling in New York, specialising in mergers and acquisitions. In 1988, he worked at Paul, Weiss, Rifkind, Wharton & Garrison in New York, after starting his career in 1983 with Bär & Karrer. Mr. Diethelm holds a law degree from the University of Zurich and a master’s degree and PhD from Stanford Law School. Mr. Diethelm is a qualified attorney-at-law admitted to the bar in Zurich and in New York State.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Diethelm is Chairman of the Swiss-American Chamber of Commerce’s legal committee. He is a member of the Committee on Capital Markets Regulation, a committee member of the Swiss Advisory Council of the American Swiss Foundation, a committee member of the UBS Foundation of Economics in Society and the Conseil de Fondation du Musée International de

la Croix-Rouge et du Croissant-Rouge. He is a member of the Professional Ethics Commission of the Association of Swiss Corporate Lawyers.

Lukas Gähwiler	Professional history and education

Swiss, born 4 May 1965 UBS, Bahnhofstrasse 45, CH-8001 Zurich Functions in UBS CEO UBS Switzerland and CEO Retail & Corporate Year of initial appointment: 2010	Lukas Gähwiler became a member of the GEB and was appointed CEO of UBS Switzerland in April 2010. In his role as CEO of UBS Switzerland, he is responsible for all businesses – retail, wealth management, corporate and institutional, investment banking and asset management – in UBS’s home market. Since January 2012, he has also been CEO of Retail & Corporate. Between April 2010 and January 2012, he combined the position of CEO of UBS Switzerland with the role of co-CEO of UBS Wealth Management & Swiss Bank. From 2003 to 2010, he was Chief Credit Officer at Credit Suisse and was accountable for the worldwide credit business of Private Banking, including Commercial Banking in Switzerland. In 1998, Mr. Gähwiler was appointed Chief of Staff to the CEO of Credit Suisse’s Private and Corporate business unit and, prior to this, held various front-office positions in Switzerland and North America. He earned a bachelor’s degree in business administration from the University of Applied Sciences in St. Gallen. Mr. Gähwiler completed an MBA programme in corporate finance at the International Bankers School in New York, as well as the Advanced Management Program at Harvard Business School.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Gähwiler is a member of the boards of the Zürcher Volkswirtschaftliche Gesellschaft, Opernhaus Zürich AG and Economiesuisse. He is Vice Chairman of the Zurich Chamber of Commerce and of the Swiss Finance Institute, as well as a member of the Foundation Board of the UBS pension fund and of the UBS Foundation of Economics in Society.

Ulrich Körner	Professional history and education

German and Swiss, born 25 October 1962

UBS, Bahnhofstrasse 45, CH-8001 Zurich

Functions in UBS

CEO Global Asset Management and CEO

UBS Group Europe, Middle East and Africa

Year of initial appointment: 2009

Ulrich Körner became CEO Global Asset Management in January 2014. Additionally, he has been CEO of UBS Group Europe, Middle East and Africa since December 2011. He became a member of the GEB in April 2009 and was Group Chief Operating Officer from 2009 to 2013. In 1998, Mr. Körner joined Credit Suisse. He served as a member of the Credit Suisse Group Executive Board from 2003 to 2008, holding various management positions, including CFO and Chief Operating Officer. From 2006 to 2008, he was responsible for the entire Swiss client business as CEO Credit Suisse Switzerland. Mr. Körner received a PhD in business administration from the University of St. Gallen, and for several years was an auditor at Price Waterhouse and a management consultant at McKinsey & Company.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Körner is Chairman of the Widder Hotel in Zurich and Vice President of the Board of Lyceum Alpinum Zuoz. He is Deputy

Chairman of the Supervisory Board of UBS Deutschland AG, Chairman of the Foundation Board of the UBS pension fund, a member of the Financial Service Chapter Board of the Swiss-American Chamber of Commerce, a member of the Advisory Board of the Department of Banking and Finance at the University of Zurich and a member of the business advisory council of the Laureus Foundation Switzerland. He is also a member of the Board of OOO UBS Bank Russia.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Körner was Vice Chairman of the Committee of the Governing Board of the Swiss Bankers Association.

Philip J. Lofts	Professional history and education

British, born 9 April 1962 UBS, 677 Washington Boulevard, Stamford CT 06901 U.S.A. Function in UBS Group Chief Risk Officer Year of initial appointment: 2008	Philip J. Lofts became a GEB member in 2008, and was re-appointed as Group Chief Risk Officer in December 2011 after serving in the same role from 2008 to 2010. He was CEO of UBS Group Americas from January to November 2011. Mr. Lofts, who began his career with UBS over 25 years ago, became Group Risk Chief Operating Officer in 2008 after three years serving as Group Chief Credit Officer. Prior to this, Mr. Lofts worked for the Investment Bank in a number of business and risk control positions in Europe, Asia Pacific and the U.S. Mr. Lofts joined Union Bank of Switzerland in 1984 as a credit analyst and was appointed Head of Structured Finance in Japan in 1996. Mr. Lofts successfully completed his A-levels at Cranbrook School. From 1981 to 1984, he was a trainee at Charterhouse Japhet plc, a merchant bank, which was acquired by the Royal Bank of Scotland in 1985.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. Lofts was a board member of the University of Connecticut Foundation.

Robert J. McCann	Professional history and education

American (U.S.) and Irish, born 15 March 1958 UBS, 1200 Harbor Boulevard, Weehawken, NJ 07086 U.S.A.

Functions in UBS

CEO Wealth Management Americas

CEO UBS Group Americas

Year of initial appointment: 2009

Robert J. McCann was appointed CEO of Wealth Management Americas and became a member of the GEB in October 2009. In addition, he has been CEO of UBS Group Americas since December 2011. From 2003 to 2009, he worked for Merrill Lynch as Vice Chairman and President of the Global Wealth Management Group. In 2003, he served as Vice Chairman of Distribution and Marketing for AXA Financial. He began his career with Merrill Lynch in 1982, working in various positions in capital markets and research. From 2001 to 2003, he was Head of Global Securities Research and Economics. In 2000, he was appointed Chief Operating Officer of Global Markets and Investment Banking. From 1998 to 2000, he was Global Head of Global Institutional Debt and Equity Sales. Mr. McCann graduated with a bachelor’s degree in economics from Bethany College, West Virginia, and holds an MBA from Texas Christian University.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. McCann is a board member of the American Ireland Fund, and is Vice Chairman of the Bethany College Board of Trustees. He is a member of The Clearing House Supervisory Board, a member of the Presidents Circle of No Greater Sacrifice in Washington, D.C., a member of the Committee Encouraging Corporate Philanthropy and a member of the board of the Catholic Charities of the Archdiocese of New York. Mr. McCann also serves on the board of the Partnership for New York City and UBS Optimus Foundation.

Mandates on boards of corporations, organisations and foundations or interest groups held in the last five years comprise: Mr. McCann was Chairman of the Executive Advisory Board of Sponsors for Educational Opportunity.

Tom Naratil	Professional history and education

American (U.S.), born 1 December 1961 UBS, Bahnhofstrasse 45, CH-8001 Zurich Function in UBS Group CFO Group Chief Operating Officer Year of initial appointment: 2011	Tom Naratil was appointed Group CFO and became a member of the GEB in June 2011. In addition to this role, he was appointed Group Chief Operating Officer in January 2014. He served as CFO and Chief Risk Officer of Wealth Management Americas from 2009 until his appointment as Group CFO. Before 2009, he held various senior management positions within UBS, including heading the Auction Rate Securities Solutions Group during the financial crisis in 2008. He was named Global Head of Marketing, Segment & Client Development in 2007, Global Head of Market Strategy & Development in 2005, and Director of Banking and Transactional Solutions, Wealth Management USA, in 2002. During this time, he was a member of the Group Managing Board. He joined PaineWebber Incorporated in 1983, and after the merger with UBS became Director of the Investment Products Group. Mr. Naratil holds an MBA in economics from New York University and a bachelor of arts degree in history from Yale University.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Naratil is a board member of the American Swiss Foundation.

Andrea Orcel	Professional history and education

Italian, born 14 May 1963 UBS, Bahnhofstrasse 45, CH-8001 Zurich Function in UBS CEO Investment Bank Year of initial appointment: 2012	Andrea Orcel was appointed CEO of the Investment Bank in November 2012. He had been appointed co-CEO of the Investment Bank and a member of the GEB in July 2012. He joined UBS from Bank of America Merrill Lynch, where he had been Executive Chairman since 2009, President of Emerging Markets (ex Asia) since 2010 and CEO of European Card Services since 2011. Prior to Merrill Lynch’s acquisition by Bank of America, Mr. Orcel was a member of Merrill Lynch’s global management committee and Head of Global Origination, which combined Investment Banking and Capital Markets. He held a number of other leadership positions, including President of Global Markets & Investment Banking for Europe, Middle East

and Africa (“EMEA”) and Head of EMEA Origination beginning in 2004. Between 2003 and 2007, he led the Global Financial Institutions Group, of which he had been part since joining Merrill Lynch in 1992. Prior to this, he worked at Goldman Sachs and the Boston Consulting Group. Mr. Orcel holds an MBA from INSEAD and a degree in economics and commerce, summa cum laude, from the University of Rome.

Chi-Won Yoon	Professional history and education

Korean, born 2 June 1959 UBS, 2 International Finance Centre 52/F, 8 Finance Street, Central, Hong Kong Function in UBS CEO UBS Group Asia Pacific Year of initial appointment: 2009	Chi-Won Yoon was appointed CEO of UBS Group Asia Pacific in April 2012 and has been a member of the GEB since June 2009. He held the position of co-Chairman and co-CEO of UBS Group Asia Pacific from November 2010 to March 2012. From June 2009 to November 2010, he served as sole Chairman and CEO of UBS AG, Asia Pacific. Prior to his current role, Mr. Yoon served as Head of UBS’s securities business in Asia Pacific: Asia Equities, which he oversaw from 2004, and Asia Pacific Fixed Income, Currencies and Commodities, which he led from 2009. When he first joined the firm in 1997, he served as Head of Equity Derivatives. Mr. Yoon began his career in financial services in 1986, working first at Merrill Lynch in New York and then at Lehman Brothers in New York and Hong Kong. Before embarking on a Wall Street career, he worked as an electrical engineer in satellite communications. In 1982, Mr. Yoon earned a bachelor’s degree in electrical engineering from MIT, and in 1986, a master’s degree in management from MIT’s Sloan School of Management.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Yoon is on the board of UBS Securities Co. Ltd. He is Chairman of the Asian Executive Board for the MIT Sloan School of Management and serves on the advisory board of the MIT Center for Finance Policy.

Jürg Zeltner	Professional history and education

Swiss, born 4 May 1967 UBS, Bahnhofstrasse 45, CH-8001 Zurich Function in UBS CEO UBS Wealth Management Year of initial appointment: 2009	Jürg Zeltner became a member of the GEB in February 2009 and is CEO of UBS Wealth Management. Between February 2009 and January 2012, he served as co-CEO of UBS Wealth Management & Swiss Bank. In November 2007, he was appointed as Head of Wealth Management North, East & Central Europe. From 2005 to 2007, he was CEO of UBS Deutschland, Frankfurt, and, prior to this, he held various management positions in the former Wealth Management division of UBS. Between 1987 and 1998, he was with Swiss Bank Corporation in various roles within the Private and Corporate Client division in Berne, New York and Zurich. Mr. Zeltner holds a diploma in business administration from the College of Higher Vocational Education in Berne and is a graduate of the Advanced Management Program at Harvard Business School.

Other activities and functions

Mandates on boards of corporations, organisations and foundations or interest groups currently held comprise: Mr. Zeltner is a board member of the German-Swiss Chamber of Commerce and Chairman of the UBS Optimus Foundation Board.

For further information in relation to the executive management and GEB board members, see also paragraphs 7 and 8 of Part IX: “Additional Information”.

Indemnification of Directors and Officers of UBS Group

The “Indemnification of Directors and Officers of UBS Group” section is incorporated herein by reference and can be found on pages 108 to 109 of the Original IOP Prospectus.

Corporate Governance

The “Corporate Governance” section is incorporated herein by reference and can be found on page 109 of the Original IOP Prospectus.

Major Shareholders of the Group

As of the date of this Prospectus, UBS Group’s sole shareholder is UBS.

Under the applicable provisions of the Swiss Stock Exchange Act, shareholders and shareholders acting in concert with third parties who reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1⁄3%, 50% or 66 2⁄3% of the voting rights of a Swiss-listed corporation must notify the corporation and the SIX Swiss Exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised.

As of 21 November 2014, UBS is aware of the following persons or groups of persons holding more than 3% of the total share capital of UBS. If such persons participate in the exchange offer and assuming that 100% of the total UBS Shares in issue are tendered into the exchange offer, such persons would hold the same proportion of UBS Group Shares as they did of UBS Shares before such persons tendered into the exchange offer:

(i)	on 17 December 2009, BlackRock Inc., New York, notified to UBS and the SIX Swiss Exchange a holding of 3.45% of the total share capital of UBS;

(ii)	on 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, notified to UBS and the SIX Swiss Exchange a holding of 3.04% of the total share capital of UBS;

(iii)	on 21 November 2014, according to the UBS share register, Chase Nominees Ltd. London holds 0.37% of the total share capital of UBS(1);

(iv)	on 21 November 2014, according to the UBS share register, GIC Private Limited, Singapore holds 0.0% of the total share capital of UBS;

(v)	on 21 November 2014 according, to the UBS share register, DTC (Cede & Co.), New York (“DTC”) holds 6.26% of the total share capital of UBS(2); and

(vi)	on 21 November 2014, according to the UBS share register, Nortrust Nominees Ltd, London holds 0.16% of the total share capital of UBS(3).

The Group holds UBS Shares primarily to hedge employee share and option participation plans. In addition, the Investment Bank holds a limited number of UBS shares in its capacity as a liquidity provider to the equity index futures market and as a market-maker in UBS shares and derivatives on UBS Shares. Furthermore, to meet client demand, the Group has issued structured debt instruments linked to UBS Shares, which are economically hedged by cash-settled derivatives and, to a limited extent, own shares held by the Investment Bank. As of 21 November 2014, the Group held 90,881,953 UBS Shares, corresponding to 2.36% of the total share capital of UBS. As of 30 September 2014, the Group held 90,688,181 UBS Shares, corresponding to 2.4% of the total share capital of

(1)	As at 31 October 2014, Chase Nominees Ltd London held 11.45% of the total share capital of UBS. The difference in shareholding at 21 November 2014 arises as a result of Chase Nominees Ltd London tendering in the exchange offer.
(2)	As at 31 October 2014, GIC Private Limited, Singapore held 6.39% of the total share capital of UBS. The difference in shareholding at 21 November 2014 arises as a result of GIC Private Limited, Singapore tendering in the exchange offer.
(3)	As at 31 October 2014, Nortrust Nominees Ltd, London held 3.31% of the total share capital of UBS. The difference in shareholding at 21 November 2014 arises as a result of Nortrust Nominees Ltd, London tendering in the exchange offer.

UBS. As of 31 December 2013, the Group had disposal positions relating to 284,975,843 voting rights of UBS, corresponding to 7.4% of the total voting rights of UBS. 7% of this consisted of voting rights on shares deliverable in respect of employee awards.

Further details on the distribution of UBS’s shares, also by region and shareholders’ type, and on the number of shares registered, not registered and carrying voting rights as of 31 December 2013 can be found in the UBS 2013 Form 20-F, on pages 258 to 261 (inclusive).

Each UBS Group Share carries one vote at shareholders’ meetings. Voting rights may be exercised without any restrictions by shareholders entered into the share register, if they expressly render a declaration of beneficial ownership according to the provisions of UBS Group’s Articles. Special provisions are expected to be introduced for the registration of fiduciaries and nominees. Fiduciaries and nominees are expected to be entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose upon UBS Group’s request beneficial owners holding 0.3% or more of all UBS Group Shares. An exception to the 5% voting limit rule is expected to be approved for securities clearing organisations such as The Depository Trust Company in New York. There are no other differences between the voting rights of major shareholders and those of other UBS Group shareholders.

As of the date of this Prospectus, all UBS Group Shares are owned by UBS. UBS Group is not aware of any person who, following settlement of the exchange offer, will directly or indirectly, jointly or severally, exercise or could exercise control over UBS Group.

In so far as known to UBS Group, there are no arrangements, the operation of which may, at a date subsequent to the date of this Prospectus, result in a change of control of UBS Group, other than the exchange offer contemplated by this Prospectus.

PART V: CAPITAL RESOURCES

Section A: Capitalisation and Indebtedness Statement

Capitalisation and Indebtedness of UBS Group AG

UBS Group was incorporated and registered in Switzerland on 10 June 2014 and upon completion of the initial settlement of the exchange offer, it is intended that UBS Group will become the parent company of UBS and the holding company of the Group. Since incorporation, UBS Group has not incurred any indebtedness. As of the date of this Prospectus, the share capital of UBS Group is CHF 100,000 consisting of 1,000,000 fully paid-up registered shares with a nominal value of CHF 0.10 each.

Capitalisation and Indebtedness of the Group

The information in the following tables is derived from the unaudited quarterly financial statements of the Group as of 30 September 2014, prepared in accordance with IFRS issued by the IASB and stated in Swiss francs (CHF).

The following table shows the actual capitalisation of the Group and UBS Group as of 30 September 2014:

	UBS AG and its consolidated subsidiaries	UBS Group AG
	As of 30 September 2014	As of 30 September 2014
(in CHF million, except for number of shares)	(unaudited)	(unaudited)
Capitalisation (total debt + total equity)(1)	214,018	0.1
Current debt(2)	59,104	0
Thereof subordinated debt	631	0
Thereof guaranteed debt	0	0
Thereof secured debt(3)	5,636	0
Thereof unguaranteed / unsecured debt	52,836	0
Non-current debt(4)	102,087	0
Thereof subordinated debt	14,944	0
Thereof guaranteed debt	0	0
Thereof secured debt(3)	17,990	0
Thereof unguaranteed / unsecured debt	69,153	0
Equity (total)	52,828	0.1
Share capital	384	0
Share premium	33,449	0
Treasury shares	(1,440)	0
Equity classified as obligation to purchase own shares	(5)	0
Retained earnings	27,084	0
Cumulative net income recognised directly in equity, net of tax	(8,649)	0
Equity attributable to UBS shareholders	50,824	0.1
Equity attributable to preferred note holders	1,962	0
Equity attributable to non-controlling interests	41	0
Total Equity	52,828	0.1
Number of issued shares of the company	3,844,336,002	1,000,000
Number of treasury shares directly or indirectly held by the company	90,688,181	0

(1)	Total liabilities and equity as of 30 September 2014 for the Group equal CHF 1,049,258 million.
(2)	Current debt is comprised of debt issued (held at amortised cost) and financial liabilities designated at fair value (paper issued by the Group) with a remaining maturity of less than one year (and does not include structured OTC debt instruments).
(3)	Debt issued secured by mortgage loans in Switzerland or other assets.
(4)	Non-current debt is comprised of debt issued (held at amortised cost) and financial liabilities designated at fair value (paper issued by the Group) with a remaining maturity of more than one year (and does not include structured OTC debt instruments).

The following table shows the net indebtedness of the Group and UBS Group as of 30 September 2014:

	UBS AG and its consolidated subsidiaries	UBS Group AG
	As of 30 September 2014	As of 30 September 2014
(CHF in millions)	(unaudited)	(unaudited)
Cash(1)	1,155	0.1
Cash equivalent(2)	107,590	0
Trading securities(3)	124,113	0
Liquidity	232,858	0.1
Current financial receivable(4)	419,916	0
Current bank debt(5)	11,365	0
Current portion of non-current debt(6)	62,225	0
Other current financial debt(7)	558,005	0
Current financial debt	631,595	0
Net current financial indebtedness(8)	(21,179)	0
Non-current bank loans(9)	431	0
Bonds Issued(10)	102,087	0
Other non-current loans(11)	6,039	0
Non-current financial indebtedness	108,557	0
Net financial indebtedness(12)	87,378	0

(1)	Equals the cash portion of the assets reported on the Group balance sheet line “cash and cash balances with central banks.”
(2)	Equals the balances with central banks portion of the assets reported on the Group balance sheet line “cash and cash balances with central banks.”
(3)	Equals the assets reported on the Group balance sheet line “trading portfolio assets” excluding precious metals and other physical commodities. The amount presented may include trading assets which are not securities.
(4)	Equals the assets with a maturity of less than 1 year reported on the Group balance sheet lines “due from banks”, “reverse repurchase agreements”, “cash collateral on securities borrowed”, “financial assets designated at fair value”, “loans” and “cash collateral receivable on derivative instruments” and the total reported on the Group balance sheet line “financial investments available-for-sale.” In addition, it includes financial assets reported on the Group balance sheet line “other assets”.
(5)	Equals the liabilities reported on the Group balance sheet line “due to banks” with a maturity of less than 1 year.
(6)	Equals the liabilities reported on the Group balance sheet lines “debt issued” and “financial liabilities designated at fair value” with a maturity of less than 1 year (including structured OTC debt instruments).
(7)	Equals the liabilities with a maturity of less than 1 year reported on the Group balance sheet lines “due to customers”, “cash collateral on securities lent”, “repurchase agreements”, “cash collateral payable on derivative instruments” and the total reported on the Group balance sheet line “trading portfolio liabilities”. In addition, it includes financial liabilities reported on the Group balance sheet line “other liabilities”.
(8)	Equals “current financial debt” less “current financial receivable” less “liquidity” as reported above.
(9)	Equals the liabilities reported on the Group balance sheet line “due to banks” with a maturity of more than 1 year.
(10)	Equals the liabilities reported on the Group balance sheet lines “debt issued” and “financial liabilities designated at fair value” with a maturity of more than 1 year (not including structured OTC debt instruments).
(11)	Equals the liabilities reported on the Group balance sheet lines “due to customers”, “cash collateral on securities lent”, “repurchase agreements”, “cash collateral payable on derivative instruments”, all with a maturity of more than 1 year. In addition, it includes structured OTC debt instruments reported as financial liabilities designated at fair value with a maturity of more than 1 year.
(12)	Equals “net current financial indebtedness” plus “non-current financial indebtedness” as reported above.

As at 30 September 2014, indirect and contingent indebtedness, which was comprised of (i) credit guarantees and similar instruments, (ii) performance guarantees and similar instruments and (iii) documentary credits, totalled CHF 18,171 million.

Section B: Liquidity and Funding Management

Section B: “Liquidity and Funding Management” is incorporated herein by reference and can be found in the following documents:

Reference documents	Section incorporated by reference	Page numbers in reference document
Original IOP Prospectus	Part V: “Capital Resources”, Section B: Liquidity and Funding Management	113-130

IOP Prospectus Supplement No. 1	Paragraph 12	11-15

Section C: Currency Management

Section C: “Currency Management” is incorporated herein by reference and can be found on page 131 of the Original IOP Prospectus.

Section D: Capital Management

Section D: “Capital Management” is incorporated herein by reference and can be found on pages 16 to 55 of the IOP Prospectus Supplement No. 1.

PART VI: HISTORICAL FINANCIAL INFORMATION

Section A: Historical Financial Information of the Group

Historical Annual Financial Information

A description of UBS’s consolidated assets and liabilities, financial position and profits and losses for the years ended 31 December 2013, 2012 and 2011 is set out in the UBS 2013 Form 20-F, the UBS 2012 Form 20-F and the UBS 2011 Form 20-F.

The annual financial reports form an essential part of the Group’s reporting. They include the audited consolidated financial statements of the Group, prepared in accordance with IFRS, as issued by the IASB. The “financial information” section of each of the above mentioned documents also includes certain additional disclosures required under SEC regulations. The annual reports also include discussions and analysis of the financial and business results of the Group, its business divisions and the Corporate Center.

Auditing of Historical Annual Financial Information

The consolidated financial statements of the Group for financial years ended 31 December 2013, 2012 and 2011 were audited by Ernst & Young. The reports of the auditors on the consolidated financial statements can be found in the UBS 2013 Form 20-F, on pages 348 to 349 (inclusive), in the UBS 2012 Form 20-F, on pages 321 to 322 (inclusive), and in the UBS 2011 Form 20-F, on pages 287 to 288 (inclusive).

There are no qualifications in the auditors’ reports on the audited financial statements of the Group for the years ended 31 December 2013, 2012 and 2011, which are incorporated by reference into this Prospectus. As described in the section headed “Documents Incorporated by Reference” in this Prospectus, certain historical financial statements were restated to reflect the adoption of new accounting standards.

Interim Financial Information

Reference is also made to UBS’s First Quarter Report 2014, Second Quarter 2014 Report and Third Quarter 2014 Report, which contain information on the financial condition and the results of operation of the Group as of and for the three months ended 31 March 2014, the six months ended 30 June 2014 and the nine months ended 30 September 2014, respectively. The interim financial statements are not audited.

Incorporation by Reference

The UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS 2011 Form 20-F, the First Quarter Report 2014, the Second Quarter 2014 Report and the Third Quarter 2014 Report are incorporated in and taken to form an integral part of this Prospectus.

A full checklist of the documents incorporated by reference herein can be found in the section headed “Documents Incorporated by Reference” in this Prospectus.

Section B: Interim Financial Information of UBS Group AG

Interim Financial Information

A description of UBS Group AG’s assets and liabilities, financial position and profits and losses as of 18 September 2014 and for the period from 10 June 2014 (being the date of its incorporation) to 18 September 2014 is set out in Section B of Part VI: “Historical Financial Information” on pages 165 to 170 of the Original IOP Prospectus.

The interim financial statements are prepared in accordance with IFRS, as issued by the IASB, and are presented in Swiss francs (CHF), the currency of Switzerland where UBS Group AG is incorporated.

Auditing of Interim Financial Information

The interim financial statements of UBS Group AG as of 18 September 2014 and for the period from 10 June 2014 (being the date of its incorporation) to 18 September 2014 were audited by Ernst & Young. The report of the auditors on the interim financial statements can be found in the interim financial statements set out in Section B of Part VI: “Historical Financial Information” on pages 166 to 167 of the Original IOP Prospectus, which is incorporated herein by reference.

There are no qualifications in the auditors’ report on the interim financial statements of UBS Group AG as of 18 September 2014 and for the period from 10 June 2014 (being the date of its incorporation) to 18 September 2014.

PART VII: TAXATION

Part VII: “Taxation” is incorporated herein by reference and can be found in the following documents:

Reference documents	Section incorporated by reference	Page numbers in reference document
Original IOP Prospectus	Part VII: “Taxation”	171-204

IOP Prospectus Supplement No. 1	Paragraph 15	56-61

The summaries set out therein do not constitute tax or legal advice and the comments are of a general nature only.

UBS shareholders and beneficial owners of UBS Shares are expressly advised to consult their own tax advisers with respect to the tax consequences of their participation in the transaction and their ownership and disposition of UBS Group Shares under the laws of their country of residence, citizenship or domicile.

PART VIII: COMPARISON OF RIGHTS OF HOLDERS OF

UBS GROUP SHARES AND UBS SHARES

Part VIII: “Comparison of the Rights of Holders of UBS Group Shares and UBS Shares” is incorporated herein by reference and can be found on page 205 of the Original IOP Prospectus.

UBS Group’s Articles in German, together with an English translation, are available for inspection as described in paragraph 16: “Documents available for inspection” in Part IX: “Additional Information” of this Prospectus. See also paragraph 3 of Part IX: “Additional Information” of this Prospectus and paragraphs 4 and 5 of Part IX: “Additional Information” of the IOP Prospectus for a summary description of the UBS Group Shares and Articles, which includes additional information about the rights of holders of UBS Group Shares.

PART IX: ADDITIONAL INFORMATION

1.	Responsibility

1.1	UBS Group, its Director and the Proposed Directors (whose names appear on page 22 of this Prospectus) accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of UBS Group, its Director and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and contains no omission likely to affect the import of such information.

2.	Incorporation and registered office

2.1	UBS Group was incorporated and registered in Switzerland on 10 June 2014 with corporate identification number CHE-395.345.924, as a stock corporation (Aktiengesellschaft) under the laws of Switzerland. UBS Group was entered into the Commercial Register of the Canton of Zurich on 10 June 2014 and has its registered domicile in Zurich.

2.2	UBS Group’s principal executive office is located at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and the telephone number is +41 44 234 11 11.

2.3	The principal legislation under which UBS Group operates, and under which the UBS Group Shares are issued, is the Swiss Code of Obligations.

2.4	Pursuant to article 2 of its Articles, the main business purpose of UBS Group is the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS Group may establish enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS Group is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad. UBS Group may provide loans, guarantees and other types of financing and securities for group companies and borrow and invest capital on the money and capital markets.

2.5	The Group’s financial year is 1 January to 31 December.

3.	Share capital of UBS Group

3.1	As of the date of this Prospectus, the share capital of UBS Group is CHF 100,000 consisting of 1,000,000 fully paid-up registered shares with a nominal value of CHF 0.10 each.

3.2	According to the preliminary interim results of the exchange offer announced by UBS Group on 21 November 2014, 3,475,356,441 UBS Shares have been tendered in the initial offer period of the exchange offer, including 90,815,594 UBS treasury shares which UBS tendered or caused to be tendered, corresponding to 90.40% of the total share capital of UBS as of the end of the initial offer period on 20 November 2014. Accordingly, UBS Group intends to issue an equivalent number of UBS Group Shares on the initial settlement date, which is expected to be on 28 November 2014. UBS Group expects to announce the definitive interim results of the exchange offer, the amount of non-tendered UBS Shares remaining following the initial offer period and, therefore, the maximum amount of UBS Group Shares to be issued in the subsequent offer period (which shall not exceed 400,000,000 UBS Group Shares) (via electronic and print media) on 26 November 2014.

3.3	After the consummation of the capital increases that will occur in connection with the exchange offer, the share capital of UBS Group will, assuming that 100% of the total UBS Shares in issue as of the second settlement date are tendered, amount to:

•	CHF 384,456,091.30, divided into 3,844,560,913 fully paid-in UBS Group Shares with a nominal value of CHF 0.10 each (which is the amount of UBS Shares in issue as of 21 November 2014, the most recent practicable date prior to the date of this Prospectus);

•	a number of shares equal to such number of UBS Shares that will have been issued between 22 November 2014 and the second settlement under UBS’s existing conditional capital, out of which shares are issued if employee options and similar instruments are exercised (for information, through 21 November 2014, 2,558,844 such UBS Shares have been created since 1 January 2014, resulting in an average number of 232,622 shares per month);

•	a number of shares that will have been issued between the first and the second settlement under UBS Group’s conditional capital if employee options and similar instruments are exercised, to the extent such employee options and similar instruments are served out of UBS Group’s conditional capital instead of UBS’s existing conditional capital; plus

•	the 1,000,000 UBS Group Shares issued when UBS Group was incorporated as described above unless these shares will be cancelled in connection with the capital increase made immediately prior to the first settlement.

3.4	The share capital of UBS Group will therefore be substantially identical to UBS’s share capital, except that – to the extent that less than 100% of the total UBS Shares are tendered in the exchange offer – (i) the Articles of UBS Group will provide for authorised capital in the amount of the outstanding UBS Shares still held by remaining UBS Shareholders, which may be used in a possible squeeze-out of such shareholders, and (ii) the share capital will be lower accordingly.

3.5	As a consequence, the capital structure of UBS Group will be as follows upon settlement of the exchange offer:

•	A number of UBS Group shares that is equal to the number of UBS Shares validly tendered into and not withdrawn from the exchange offer (and lower than the number of UBS Shares currently issued by an amount equivalent to the UBS shares not tendered) plus, unless cancelled, the 1,000,000 shares issued upon the incorporation of UBS Group, and shares issued between the first and the second settlement under UBS Group’s conditional capital if employee options and similar instruments are exercised and served out of UBS Group’s conditional capital;

•	An authorised (and not yet issued) share capital sufficient to allow the BoD of UBS Group to issue the number of UBS Group Shares needed for delivery in exchange for each UBS Share in issue that is not validly tendered into, or is withdrawn from, the exchange offer; and

•	Conditional (and not yet issued) share capital of 136,200,312 (which is the amount of UBS’s conditional capital outstanding as of 21 November 2014) less the nominal amount of (i) such number of UBS Shares that have been issued out of UBS’s conditional capital between 22 November 2014 and the second settlement date, and (ii) such number of UBS Group Shares that have been issued out of UBS Group’s conditional capital between first and second settlement date).

3.6	The UBS Group Shares will rank pari passu in all respects with each other, including voting rights, entitlement to dividends, liquidation proceeds in case of liquidation of UBS Group, subscription or preemptive rights in the event of a share issue (Bezugsrechte) and preemptive rights in the event of the issuance of equity-linked securities (Vorwegzeichnungsrechte).

3.7	For further information on UBS Group Shares and Articles, including additional information on the rights of holders, the share register and the form and transfer of registered shares of UBS Group, see paragraphs 4-6 of Part IX: “Additional Information” of the IOP Prospectus.

4.	Share Register

Paragraph 4 “Share Register” is incorporated herein by reference and can be found on pages 207 to 208 of the Original IOP Prospectus.

5.	Form and Transfer of Registered Shares

Paragraph 5 “Form and Transfer of Registered Shares” is incorporated herein by reference and can be found on pages 208 to 209 of the Original IOP Prospectus.

6.	Summary of UBS Group’s Articles of Association

Paragraph 6 “Summary of UBS Group’s Articles of Association” is incorporated herein by reference and can be found on pages 209 to 213 of the Original IOP Prospectus.

7.	Further information in relation to members of the BoD and the Group Executive Board (“GEB”)

7.1	The BoD of UBS Group is expected to, after the first capital increase in connection with the initial settlement of the exchange offer, be the same as the board of directors of UBS. The senior management of UBS Group is expected to, after the first capital increase in connection with the initial settlement of the exchange offer, be the same as the senior management of UBS.

7.2

Members of the BoD and GEB may act as directors or executive officers of other companies (including the current principal positions outside of the Group, as set out in Part IV: “Board of Directors, Executive Management and Corporate Governance” of the IOP Prospectus) and may have economic or other private interests that differ from those of UBS Group or UBS. Potential conflicts of interest may arise from these positions or interests. UBS Group is confident that the Group’s internal corporate governance practices and compliance with relevant legal and regulatory provisions reasonably ensure that any conflicts of interest of the type described above are appropriately managed, including through disclosure when appropriate. Other than as set out above, there are no potential conflicts of interest between any duties to UBS Group or UBS of the members of the BoD and GEB and their private interests and/or other duties. There are no family relationships between any of the members of the BoD and/or the GEB.

7.3	Certain members of the board of directors and GEB participated in determining the terms of the exchange offer. These individuals may have certain interests in the exchange offer that are different from, or additional to, the interests of holders of UBS Shares generally and that may have caused them to view the transaction more favourably or differently from the way other holders of UBS Shares would view it. However, there are no interests, known to UBS Group, material to the exchange offer, which are conflicting interests.

7.4	Except as described below, no member of the BoD and no member of the GEB has had any convictions in relation to fraudulent offences in the last five years nor has any such member in its function as a member of an administrative, management or supervisory body or in its function as partner or in its function as a founder of an issuer that has been established for less than five years or in its function as senior manager been involved in bankruptcies, receivership or liquidation. Furthermore, no member of the BoD and no member of the GEB has been subject to any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional associations). No member of the BoD and no member of the GEB has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for the previous five years.

David Sidwell is a Board member of the Federal National Mortgage Association (“Fannie Mae”) since 2008. According to Fannie Mae’s website on 6 September 2008, Director James Lockhart of the Federal Housing Finance Agency (the “FHFA”) appointed FHFA as conservator of Fannie Mae. William G. Parrett is an Independent Director at Eastman Kodak Company. On 19 January 2012 Eastman Kodak Company announced by means of a media release that it and its U.S. subsidiaries filed voluntary petitions for chapter 11 business reorganisation in the U.S. Bankruptcy Court for the Southern District of New York. On 23 August 2013, the Bankruptcy Court entered an order confirming the revised First Amended Joint Chapter 11 Plan of Reorganisation of Eastman Kodak Company and its Debtor Affiliates (the “Plan”). On 3 September 2013, the Plan became effective and the debtors emerged from chapter 11 protection. UBS confirms that the above mentioned information taken from Fannie Mae’s and Eastman Kodak Company’s website, respectively, has been accurately reproduced and that, as far as UBS is aware and is able to ascertain from information published by Fannie Mae and Eastman Kodak Company, respectively, no facts have been omitted which would render the reproduced information inaccurate or misleading.

7.5	BoD members will be granted no benefits whatsoever in connection with the exchange offer. None of the members will receive compensation due to the exchange offer. Neither the employment agreement of the Chairman, nor the employment agreements of the members of the GEB stipulate any termination pay that would be prompted by the completion of the exchange offer. Furthermore, no changes to the remuneration package for the members of the GEB are intended to be made in connection with the exchange offer.

7.6	The Chairman of UBS has a top management employment contract and receives pension benefits upon retirement. Pension contributions and benefits are in line with local practices for other employees. The independent members of the BoD of UBS do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Pension contributions and benefits for GEB members are in line with local practices for other employees. Neither the employment agreement with the Chairman of the BoD, nor the employment contracts with the GEB members contain change of control provisions.

7.7	The amount of remuneration (including any contingent or deferred compensation) paid and benefits in kind granted to members of the BoD and the GEB by the Group for the financial year ended 31 December 2013 is shown in the tables set out below. In line with Swiss law and Swiss corporate governance rules, remuneration of members of the BoD is provided on an individual basis and remuneration of members of the GEB is provided on an aggregate basis except for the highest-paid member of the GEB.

Compensation details and additional information for non-independent BoD members for the financial year ended 31 December 2013

CHF, except where indicated(1)

Name, function(2)	For the year	Base salary	Annual share award	Benefits(3)	Contributions to retirement benefit plans(4)	Total
Axel A. Weber, Chairman	2013	2,000,000	3,720,000	89,446	260,070	6,069,516

(1)	Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the UBS 2013 Form 20-F.
(2)	Axel A. Weber was the only non-independent member in office on 31 December 2013.
(3)	Benefits in kind are all valued at market price.
(4)	This figure excludes the mandatory employer’s social security contributions, but includes the portion related to the employer’s contribution to the statutory pension scheme. The employee contribution is included in the base salary and annual incentive award components.

Remuneration details and additional information for independent BoD members for the financial year ended 31 December 2013

CHF, except where indicated(1)

Name, function(2)	Audit Committee	Human Resources & Compensation Committee	Governance & Nominating Committee	Corporate Responsibility Committee	Risk Committee	For the period AGM to AGM	Base fee	Committee retainer(s)	Additional payments		Total	Share percentage(3)	Number of shares(4),(5)
Michel Demaré, Vice Chairman	M	M	M			2013/2014	325,000	400,000	250,000	(6)	975,000	50	30,834
David Sidwell, Senior Independent Director			M		C	2013/2014	325,000	500,000	250,000	(6)	1,075,000	50	33,997
Reto Francioni, member				M		2013/2014	325,000	50,000			375,000	50	11,859
Rainer-Marc Frey, member(7)		M			M	2013/2014	325,000	300,000			625,000	100	37,394
Ann F. Godbehere, member	M	C				2013/2014	325,000	500,000			825,000	50	26,091
Axel P. Lehmann, member					M	2013/2014	325,000	200,000			525,000	100	31,403
Helmut Panke, member		M			M	2013/2014	325,000	300,000			625,000	50	19,765
William G. Parrett, member	C			M		2013/2014	325,000	350,000			675,000	50	21,347
Isabelle Romy, member	M		M			2013/2014	325,000	300,000			625,000	50	19,765
Beatrice Weder di Mauro, member	M				M	2013/2014	325,000	400,000			725,000	50	22,928
Joseph Yam, member				M	M	2013/2014	325,000	250,000			575,000	50	18,184

Total 2013											7,625,000

Legend:	C = Chairperson of the respective Committee, M = Member of the respective Committee
(1)	Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the UBS 2013 Form 20-F.
(2)	There were 11 independent BoD members in office on 31 December 2013. Reto Francioni was appointed at the AGM on 2 May 2013 and Wolfgang Mayrhuber did not stand for re-election at the AGM on 2 May 2013.
(3)	Fees are paid 50% in cash and 50% in blocked UBS Shares. However, independent BoD members can elect to have 100% of their remuneration paid in blocked UBS shares.
(4)	For 2013, shares valued at CHF 18.60 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2014), and were granted with a price discount of 15% for a new value of CHF 15.81. These shares are blocked for four years.
(5)	Number of shares is reduced in case of the 100% election to deduct social security contributions. All remuneration payments are subject to social security contributions/withholding tax.
(6)	This payment is associated with the Vice Chairman or the Senior Independent Director function, respectively.
(7)	Mr. Frey did not stand for re-election to the UBS BoD at the AGM on 7 May 2014.

Total compensation for GEB members for the performance year ended 31 December 2013

CHF, except where indicated(1)

Name, function	For the year	Base salary	Immediate cash(2)	Annual performance award under EOP(3)	Annual performance award under DCCP(4)	Benefits(5)	Contributions to retirement benefit plans(6)	Total
Sergio P. Ermotti, Group CEO	2013	2,500,000	1,000,000	4,530,000	2,370,000	127,300	202,822	10,730,122
Andrea Orcel (highest-paid)	2013	1,500,000	1,000,000	5,300,000	2,700,000	727,048	202,822	11,429,870
Aggregate of all GEB members who were in office at the end of the year(7)	2013	16,873,360	9,949,062	33,894,646	18,790,161	1,548,784	1,347,784	82,403,796
Aggregate of all GEB members who stepped down during the year	2013	0	0	0	0	0	0	0

(1)	Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the Group’s Annual Report 2013.
(2)	Under the 2013 compensation framework, 20% is paid out in immediate cash, subject to a cash cap of CHF/USD 1 million. Due to applicable U.K. Prudential Regulation Authority regulations, the immediate cash includes blocked shares for Andrea Orcel.
(3)	For EOP awards for the performance year 2013, the number of shares allocated at grant has been determined by dividing the amount communicated by CHF 18.60 and USD 20.88 (for notional shares) for 2013, based on the average price of UBS Shares over the ten trading days prior to and including the grant date (28 February 2014).
(4)	DCCP awards vest after the five-year vesting period. The amount reflects the amount of the notional bond excluding future notional interest. For DCCP awards for the performance year 2013, the notional interest rate is set at 5.125% for awards denominated in USD and 3.500% for awards denominated in CHF.
(5)	Benefits are all valued at market price.
(6)	This figure excludes the mandatory employer’s social security contributions, but includes the portion related to the employer’s contribution to the statutory pension scheme. The employee contribution is included in the base salary and annual incentive award components.
(7)	11 GEB members were in office on 31 December 2013.

7.8	The total amount related to the Groups’ contribution to retirement benefit plans for the non-independent members of the BoD for the financial year 2013 is shown in the table “Compensation details and additional information for non-independent BoD members for the financial year ended 31 December 2013”, which is set out in paragraph 7.7 above. The total amount related to the Groups’ contribution to retirement benefit plans for the GEB members, all of whom are non-independent, for the financial year 2013 is shown in the table “Total compensation for GEB members for the performance year ended 31 December 2013”, set out in paragraph 7.7 above.

8.	Interests of members of the BoD and the GEB

8.1	As of 21 November 2014, the members of the BoD and the GEB held the following number of UBS Shares:

Members of the BoD(1)(2)	UBS Shares(3)
Axel A. Weber, Chairman	333,333
Michel Demaré, Vice Chairman	181,246
David Sidwell, Senior Independent Director	185,181
Reto Francioni, Member	11,859
Ann F. Godbehere, Member	139,653
Axel P. Lehmann, Member	217,373
Helmut Panke, Member	182,009
William G. Parrett, Member	100,019
Isabelle Romy, Member	44,217
Beatrice Weder di Mauro, Member	45,424
Joseph Yam, Member	66,863
Total	1,507,177

(1)	Members of the board of directors of UBS as of 21 November 2014.
(2)	The table includes blocked and unblocked shares held by members of the board of directors, including related parties. As of 21 November 2014, 0 UBS Shares were held by related parties.
(3)	All such UBS Shares have been tendered in the exchange offer in whole.

Members of the GEB(1)(2)	UBS Shares(3)	Options(4)
Sergio P. Ermotti, Group CEO	768,524	0
Markus U. Diethelm, Group General Counsel	528,973	0
Lukas Gähwiler, CEO of UBS Switzerland and CEO of Retail & Corporate	523,821	0
Ulrich Körner, CEO of Global Asset Management and CEO of UBS Group Europe, Middle East and Africa	1,005,570	0
Philip J. Lofts, Group Chief Risk Officer	815,825	394,172
Robert J. McCann, CEO of Wealth Management Americas and CEO of UBS Group Americas	1,061,929	0
Tom Naratil, Group CFO and Group Chief Operating Officer	811,902	721,125
Andrea Orcel, CEO of the Investment Bank	1,323,699	0
Chi-Won Yoon, CEO of UBS Group Asia Pacific	999,695	515,180
Jürg Zeltner, CEO of UBS Wealth Management	675,211	198,121
Total	8,515,149	1,828,598

(1)	Members of the GEB of UBS and relevant functions as of 21 November 2014.
(2)	The table includes all vested and unvested shares and options of the members of the GEB, including related parties. As of 21 November 2014, 95,597 UBS Shares were held by related parties.
(3)	All such UBS Shares have been tendered in the exchange offer in whole.
(4)	The underlying security for such options will change from the UBS Share to the UBS Group Share as of 26 November 2014.

8.2	Each director and each member of senior management of UBS who owns UBS shares has confirmed that he or she has validly tendered in the exchange offer all UBS Shares that such person held as of the end of the initial offer period and that he or she does not otherwise own any UBS Shares as of the date of this Prospectus.

9.	Working capital

9.1	In the opinion of UBS Group and UBS, the working capital available to UBS Group and the Group is sufficient for its present requirements, that is, for the next 12 months following the date of this Prospectus.

10.	Material contracts

Other than as set out below, no material contracts have been entered into by UBS Group or the Group within two years immediately preceding the date of this Prospectus outside of the ordinary course of business, which are, or may be, material or which have been entered into outside the ordinary course of business at any time by UBS Group or the Group and which contain any provision under which UBS Group or the Group has any obligation or entitlement which is or may be material to UBS Group or the Group as at the date of this Prospectus:

10.1	Tier II Low-Trigger Loss-Absorbing Capital Notes

10.1.1	In August 2012, UBS, acting through its Stamford Branch, issued USD 2.0 billion of loss-absorbing Basel-III compliant tier 2 subordinated notes due 2022 with a coupon at a rate of 7.625%.

10.1.2	In May 2013, UBS issued USD 1.5 billion of loss-absorbing Basel-III compliant tier 2 subordinated notes due 2023, with an optional call in 2018, and a non-deferrable coupon at an initial rate of 4.75%.

10.1.3	In February 2014, UBS issued EUR 2.0 billion of loss-absorbing Basel-III compliant tier 2 subordinated notes due 2026, with an optional call in 2021, and a non-deferrable coupon at an initial rate of 4.75%.

10.1.4	In May 2014, UBS issued USD 2.5 billion of loss-absorbing Basel-III compliant tier 2 subordinated notes due 2024 with a non-deferrable coupon at a rate of 5.125%.

The above mentioned notes have a write-down threshold set at a 5% phase-in CET1 capital ratio, after giving effect to the write-down of any high-trigger loss-absorbing capital. In addition, they would be written down if FINMA determines that a write-down is necessary to ensure UBS’s viability, or if UBS receives a commitment of governmental support that FINMA determines to be necessary to ensure UBS’s viability. Further information in relation to the Group’s tier 2 capital is set out in the section headed “Eligible capital – Tier 2 capital” in Part V: “Capital Resources” of the IOP Prospectus.

10.2	Non-Prosecution Agreement

In December 2012, UBS entered into a non-prosecution agreement with the U.S. Department of Justice and UBS Securities Japan Co. Ltd. also pled guilty to one count of wire fraud relating to the manipulation of certain benchmark interest rates. Under the non-prosecution agreement, UBS entered into in connection with the LIBOR matter, UBS has agreed, among other things, that, for two years from 18 December 2012, the Group will not commit any U.S. crime, and the Group will advise the DOJ of all potentially criminal conduct by the Group or any of its employees relating to violations of U.S. laws concerning fraud or securities and commodities markets. UBS is also obligated to continue to cooperate fully with the DOJ. Failure to comply with these obligations could result in termination of the non-prosecution agreement and potential criminal prosecution in relation to the matters covered by the non-prosecution agreement. In connection with discussions of a possible resolution of investigations relating to the Group’s foreign exchange business with the Antitrust and Criminal Divisions of the DOJ, UBS and the DOJ have agreed in principle to extend the term of the NPA by one year to 18 December 2015.

Further information in relation to the matters referred to above, the non-prosecution agreement and the related investigations is set out in paragraph 12 below, in particular in the introductory section and in subsection 12.8, and in the risk factor headed “Material legal and regulatory risks arise in the conduct of the Group’s business” in the “Risk Factors” section of the IOP Prospectus.

11.	Related party transactions

11.1	Since the date of its incorporation and up to 21 November 2014, UBS Group has entered into the following related party transactions:

•	Cash held by UBS Group, representing the share capital of UBS Group, is deposited in a current account with UBS on which no interest is earned; and

•	While UBS Group did not have operations in the aforementioned period any costs incurred by it are borne by UBS and will not be reimbursed by UBS Group.

11.2	The Group defines related parties as associates (entities which are significantly influenced by the Group), post-employment benefit plans for the benefit of the Group’s employees, key management personnel, close family members of key management personnel and entities which are, directly or indirectly, controlled or jointly controlled by key management personnel or their close family members. Key management personnel is defined as members of the Board of Directors (“BoD”) and Group Executive Board (“GEB”) of UBS.

11.3	Remuneration, loans, advances and mortgages to key management personnel and other related party transactions.

11.3.1	Remuneration of key management personnel

The Chairman of UBS has a top management employment contract and receives pension benefits upon retirement. Total remuneration of the Chairman and the GEB members, including those who stepped down during 2011 and 2012, is provided in the table below.

Remuneration of key management personnel(1)

CHF million	31.12.13	31.12.12	31.12.11
Base salaries and other cash payments	19	20	21
Incentive awards – cash(2)	10	0	22
Annual incentive award under DCCP	19	21	0
Employer’s contributions to retirement benefit plans	2	1	1
Benefits in kind, fringe benefits (at market value)	2	1	1
Equity-based compensation(3)	38	34	33

Total	88	76	79

(1)	During 2011, John Cryan, Oswald J. Grübel and Maureen Miskovic stepped down from the GEB. During 2012, Alexander Wilmot-Sidwell and Carsten Kengeter stepped down from the GEB.

(2)	Includes immediate and deferred cash.
(3)	Expenses for shares granted is measured at grant date and allocated over the vesting period, generally for 5 years. In 2013 and 2012, equity-based compensation was entirely comprised of EOP awards. In 2011, equity-based compensation included PEP and SEEOP awards, as well as blocked shares due to applicable FCA regulations.

The independent members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 7.6 million in 2013, CHF 7.6 million in 2012 and CHF 7.0 million in 2011.

11.3.2	Equity holdings of key management personnel

	21.11.14	31.12.13	31.12.12	31.11.11
Number of stock options from equity participation plans held by non-independent members of the BoD and the GEB members(1), (2)	1,828,598	2,865,603	3,137,426	4,800,170
Number of shares held by members of the BoD, GEB and parties closely linked to them(3), (4)	3,732,957	3,951,869	4,557,522	3,562,771

(1)	Refer to “Note 29 Equity participation and other compensation plans” to the consolidated financial statements of the UBS 2013 Form 20-F and to “Note 31 Equity participation and other compensation plans” to the consolidated financial statements of the UBS 2012 Form 20-F for more information.
(2)	The underlying security for such stock options will change from the UBS Share to the UBS Group Share as of 26 November 2014.
(3)	Excludes shares granted under variable compensation plans with forfeiture provisions.
(4)	All such UBS Shares have been tendered in the exchange offer in whole.

Of the share totals above, 95,597 shares were held by close family members of key management personnel on 21 November 2014. Of the share totals above, 5,597 shares were held by close family members of key management personnel on 31 December 2013, 31 December 2012 and 31 December 2011, respectively. No shares were held by entities that are directly or indirectly controlled or jointly controlled by key management personnel or their close family members on 21 November 2014, 31 December 2013, 31 December 2012 and 31 December 2011. Refer to “Note 29 Equity participation and other compensation plans” to the consolidated financial statements of the UBS 2013 Form 20-F and “Note 31 Equity participation and other compensation plans” to the consolidated financial statements of the UBS 2012 Form 20-F for more information. As of 21 November 2014, 31 December 2013, 31 December 2012 and 31 December 2011, no member of the BoD or GEB was the beneficial owner of more than 1% of UBS Shares.

11.3.3	Loans, advances and mortgages to key management personnel

Non-independent members of the BoD and GEB members have been granted loans, fixed advances and mortgages on the same terms and conditions that are available to other employees, which are based on terms and conditions granted to third parties but are adjusted for differing credit risk. Independent BoD members have been granted loans and mortgages under general market conditions.

Movements in the loan, advances and mortgage balances are as follows.

Loans, advances and mortgages to key management personnel(1)

CHF million	21.11.14	2013	2012	2011
Balance at the beginning of the period	20	19	19	22
Additions	9	2	5	0
Reductions	(1)	(1)	(5)	(3)
Balance at the end of the period	28	20	19	19	(2)

(1)	All loans are secured loans, except for CHF 311,308 in 2012 and CHF 45,435 in 2011.
(2)	Includes a forgivable loan of CHF 3.3 million, subject to the GEB member’s continued full-time employment with UBS and a performance satisfactory and commensurate with his responsibilities. The loan has been fully repaid in 2012, as the GEB member stepped down during the year.

11.3.4	Other related party transactions with entities controlled by key management personnel

During 2014 (until 21 November 2014), 2013, 2012 and 2011, UBS entered into transactions at arm’s length with entities which are directly or indirectly controlled or jointly controlled by UBS’s key management personnel or their close family members. In 2014 (up to 21 November 2014), these entities included Immo Heudorf AG (Switzerland). In 2013, these entities included H21 Macro Fund Ltd (Cayman Islands), DKSH Holding Ltd. (Switzerland) and Immo Heudorf AG (Switzerland). In 2012 and 2011, these entities included H21 Macro Fund Ltd (Cayman Islands) and Immo Heudorf AG (Switzerland).

Other related party transactions

CHF million	21.11.14		2013		2012		2011
Balance at the beginning of the period	10		11		11		0
Additions	0		0		1		15
Reductions	(2)		(1)		(0)		(4)
Balance at the end of the period	9	(1)	10	(1)	11	(1)	11	(1)

(1)	Comprised of loans.

Other transactions with these related parties include:

CHF million	21.11.14	2013	2012	2011
Goods sold and services provided to UBS	0	0	0	0
Fees received for services provided by UBS	0	2	0	3

11.3.5	Transactions with associates and joint ventures

All transactions with associates and joint ventures are conducted at arm’s length.

Loans and outstanding receivables to associates and joint ventures

CHF million	For the year- to-date period ended 31.10.2014	2013	2012	2011
Carrying value at the beginning of the period	288	450	231	259
Additions	254	2	251	3
Reductions	(0)	(163)	(32)	(33)
Impairment	(51)	0	0	0
Foreign currency translation	3	(0)	1	1
Carrying value at the end of the period	494	288	450	231
of which: unsecured loans	481	271	276	28
includes: allowances for credit losses	4	1	1	1

Other transactions with associates and joint ventures transacted at arm’s length are provided in the table below.

	As of or for the year-to- date period ended	As of or for the year ended
CHF million	31.10.14	31.12.13	31.12.12	31.12.11
Payments to associates and joint ventures for goods and services received	134	163	131	131
Fees received for services provided to associates and joint ventures	1	2	0	1
Commitments and contingent liabilities to associates and joint ventures	2	2	8	9

Refer to “Note 30 Interests in subsidiaries and other entities” to the consolidated financial statements of the UBS 2013 Form 20-F and “Note 34 Significant subsidiaries and associates” to the consolidated financial statements of the UBS 2012 Form 20-F for an overview of investments in associates and joint ventures.

11.3.6	Pensions and other post-employment benefit plans for the benefit of the Group’s employees – related party disclosure

Sub-paragraph 11.3.6 “Pensions and other post-employment benefit plans for the benefit of the Group’s employees – related party disclosure” is incorporated herein by reference and can be found on page 221 of the Original IOP Prospectus.

11.3.7	Additional information

UBS may also engage in trading and risk management activities (e.g. swaps, options and forwards) with related parties. These transactions may give rise to credit risk either for UBS or for a related party towards UBS. As part of its normal course of business, UBS is also a market-maker in equity and debt instruments and at times may hold positions in instruments of related parties. These transactions are generally entered into at arm’s length terms.

12.	Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this section may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognised even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, UBS states that it has established a provision, and for the other matters it makes no such statement. When UBS makes this statement and it expects disclosure of the amount of a provision to prejudice seriously its position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, UBS does not disclose that amount. In some cases UBS is subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which UBS does not state whether it has established a provision, either (a) it has not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) it has established a provision but expects disclosure of that fact to prejudice seriously its position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters as to which UBS has established provisions, UBS is able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which it is able to estimate expected timing is immaterial relative to its current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 14a to the unaudited consolidated financial statements included in the Third Quarter 2014 Report. It is not practicable to provide an aggregate estimate of liability for UBS’s litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, it can confirm that it believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement (the “NPA”) described in paragraph 12.8 of this Part IX: “Additional Information”, which UBS entered into with the US Department of Justice, Criminal Division, Fraud Section (the “DOJ”) in connection with UBS’s submissions of benchmark interest rates, including among others the British Bankers’ Association London Interbank Offered Rate (“LIBOR”), may be terminated by the DOJ if the Group commits any U.S. crime or otherwise fails to comply with the NPA and the DOJ may obtain a criminal conviction of UBS in relation to the matters covered by the NPA. See paragraph 12.8 of this Part IX: “Additional Information” for a description of the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorisations, and may permit financial market utilities to limit, suspend or terminate its participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorisations or participations could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining UBS’s capital requirements. Information concerning UBS’s capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the Third Quarter 2014 Report.

Provisions for litigation, regulatory and similar matters by segment(1)(2)

CHF million	WM	WMA	R&C	Gl AM	IB	CC – CF	CC – NcLP	UBS
Balance as of 31 December 2013	165	56	82	3	22	488	808	1,622

Balance as of 30 June 2014	510	131	137	36	25	319	823	1,980

Increase in provisions recognised in the income statement	16	58	0	0	1,688	1	93	1,856
Release of provisions recognised in the income statement	(2)	(11)	0	0	0	(28)	0	(40)
Provisions used in conformity with designated purpose	(335)	(9)	(44)	0	(1)	0	(26)	(415)
Reclassifications	0	0	0	0	(2)	0	0	(2)
Foreign currency translation / unwind of discount	3	12	0	1	1	4	69	91

Balance as of 30 September 2014	192	182	93	37	1,712	296	959	3,469

(1)	WM = Wealth Management; WMA = Wealth Management Americas; R&C = Retail & Corporate; Gl AM = Global Asset Management; IB = Investment Bank; CC–CF = Corporate Center – Core Functions; CC-NcLP = Non-core and Legacy Portfolio.
(2)	Provisions, if any, for the matters described in (a) paragraph 12.4 of this section are recorded in Wealth Management, (b) paragraph 12.7 of this section are recorded in Wealth Management Americas, (c) paragraphs 12.11 and 12.12 of this section are recorded in the Investment Bank, (d) paragraphs 12.3 and 12.10 of this section are recorded in Corporate Center – Core Functions and (e) paragraphs 12.2 and 12.6 of this section are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions, if any, for the matters described in paragraphs 12.1 and 12.9 of this section are allocated between Wealth Management and Retail & Corporate, provisions for the matter described in paragraph 12.5 of this section are allocated between the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, and provisions for the matter described in paragraph 12.8 of this section are allocated between the Investment Bank and Corporate Center – Core Functions.

Besides the proceedings specified below in paragraphs 12.1 through 12.13, no governmental, legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on UBS Group’s and/or the Group’s financial position or profitability, are or have been pending during the last twelve months until the date of this document, nor is UBS Group or UBS aware that any such governmental, legal or arbitration proceedings are threatened.

12.1	Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the U.S. cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (mise en examen) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (témoin assisté) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorised persons. In July 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, for which it had been previously declared witness with legal assistance, and the investigating judges ordered UBS to provide bail (caution) of EUR 1.1 billion. UBS appealed the determination of the bail amount. In September 2014, the appeal court (Cour d’Appel) upheld the initial determination of the bail amount, and UBS subsequently posted the bail amount. UBS has further appealed the determination of the bail amount to the French Supreme Court (Cour de Cassation) and intends to challenge the judicial process in the European Court of Human Rights. Separately, in June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, which is under appeal but has been paid.

In Germany, two different authorities have been conducting investigations against UBS Deutschland AG and UBS AG, respectively, and against certain employees of these entities concerning certain matters relating to the past cross-border business. UBS is cooperating with these authorities within the limits of financial privacy obligations under Swiss and other applicable laws. UBS reached a settlement in July 2014 with the authorities in Bochum, concluding those proceedings. The settlement included a payment of approximately EUR 302 million. The proceedings by the authorities in Mannheim have not revealed sufficient evidence supporting the allegations being investigated.

In June 2014 the Belgian authorities searched the offices of UBS (Luxembourg) S.A. Belgium Branch.

UBS’s balance sheet at 30 September 2014 reflected provisions with respect to matters described in this paragraph 12.1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which the Group has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that the Group has recognised.

12.2	Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the U.S. residential loan market, UBS was a substantial issuer and underwriter of U.S. residential mortgage-backed securities (“RMBS”) and was a purchaser and seller of U.S. residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (“UBS RESI”), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitisation trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totalled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of U.S. residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in U.S. residential mortgage loans during the period in which it was active from 2006 to 2008, and securitised less than half of these loans.

Securities lawsuits concerning disclosures in RMBS offering documents: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 13 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 13 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitisation trust and made representations and warranties about those loans (“UBS-sponsored RMBS”). The remaining USD 10 billion of RMBS to which these cases relate was issued by third parties in securitisations in which UBS acted as underwriter (“third-party RMBS”).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase U.S. residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitisation trust. UBS has been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarises repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 21 October 2014. In the table, repurchase demands characterised as “Demands resolved in litigation” and “Demands rescinded by counterparty” are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans(1)

USD million	2006- 2008	2009	2010	2011	2012	2013	2014, through 21 October	Total
Resolved demands
Actual or agreed loan repurchases / make whole payments by UBS	12	1						13
Demands rescinded by counterparty	110	104	19	303	237			773
Demands resolved in litigation	1	21						21

Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72	403

Demands in dispute
Demands in litigation			346	732	1,041			2,118
Demands in review by UBS				2				3
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	259	801

Total	122	205	368	1,084	1,404	618	332	4,132

(1)	Loans submitted by multiple counterparties are counted only once.

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “option adjustable-rate mortgage” (“Option ARMs”) loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which UBS would be required to repurchase loans due to misrepresentations, UBS would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. UBS estimates that, of the total original principal balance of loans sold or securitised by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

UBS cannot reliably estimate the level of future repurchase demands, and does not know whether its rebuttals of such demands will be a good predictor of future rates of rebuttal. UBS also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action in the Southern District of New York (“Trustee Suit”) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitisations (the “Transactions”) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (“Assured Guaranty”), a financial guaranty insurance company, had previously demanded repurchase. Plaintiffs in the Trustee Suit have recently indicated that they intend to seek damages beyond the loan repurchase demands identified in the complaint, specifically for all loans purportedly in breach of representations and warranties in any of the three Transactions. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

In 2013, Residential Funding Company LLC (“RFC”) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance of at least USD 460 million that were securitised by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitisation of whole loans purchased from UBS. Damages are unspecified.

UBS also has tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages”, UBS’s balance sheet at 30 September 2014 reflected a provision of USD 905 million with respect to matters described in this paragraph 12.2. As in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that UBS has recognised.

Mortgage-related regulatory matters: In August 2014, UBS received a subpoena from the U.S. Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS has also been responding to a subpoena from the New York State Attorney General (“NYAG)” relating to its RMBS business. In September 2014, the Commonwealth of Virginia filed an action in intervention in Virginia state court against UBS and several other financial institutions alleging violations of the Virginia Fraud Against Taxpayers Act and asserting claims of fraud and constructive fraud in connection with the Virginia Retirement System’s purchases of certain RMBS. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (“SIGTARP”) (who is working in conjunction with the U.S. Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. UBS is cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

Provision for claims related to sales of residential mortgage-backed securities and mortgages

USD million
Balance as of 31 December 2013	807

Balance as of 30 June 2014	817

Increase in provision recognised in the income statement	104
Release of provision recognised in the income statement	0
Provision used in conformity with designated purpose	(17)

Balance as of 30 September 2014	905

12.3	Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the U.S. securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s U.S. cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the U.S., and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the U.S. for failure to state a claim. In May 2014, the Second Circuit upheld the dismissal of the complaint and the matter is now concluded. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (“ERISA”) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty. In September 2014, the trial court dismissed the remaining claims. Plaintiffs have filed a notice of appeal.

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS and certain of its current and former officers relating to the unauthorised trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any U.S. exchange, or where title passed within the U.S., during the period 17 November 2009 through 15 September 2011. In 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety. Plaintiffs have filed an appeal.

12.4	Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (“BMIS”) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the FINMA and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately

EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the U.S., the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit Court of Appeals affirmed the District Court’s decision and, in June 2014, the U.S. Supreme Court denied the BMIS Trustee’s petition seeking review of the Court of Appeals ruling. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

12.5	Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organisational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions imposed against UBS Limited, which could only become effective after all appeals were exhausted, were confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS Limited and the individuals appealed that judgment, and in March 2014, the Milan Court of Appeal overturned all findings of liability against UBS Limited and the convictions of the UBS individuals and acquitted them. It issued a full judgment setting out the reasons for its rulings in June 2014. The appellate prosecutor did not pursue a further appeal and the acquittals are now final.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. UBS AG and UBS Limited have settled all civil disputes with the Regions of Tuscany, Lombardy, Lazio and Calabria and the City of Florence without any admission of liability.

12.6	Kommunale Wasserwerke Leipzig GmbH (“KWL”)

In 2006, KWL entered into a single-tranche collateralised debt obligation/credit default swap (“STCDO/CDS”) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landesbank Baden-Württemberg (“LBBW”) and Depfa Bank plc (“Depfa”). KWL retained UBS Global Asset Management to act as portfolio manager under the STCDO/CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS claims payment of approximately USD 319.8 million, plus interest, from KWL, Depfa and LBBW, which remains unpaid.

In 2010, UBS (UBS AG, UBS Limited and UBS Global AM) issued proceedings in London against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts. Each of KWL, Depfa and LBBW filed counterclaims which UBS has been defending. KWL amended its pleading in June 2014 and LBBW and Depfa also amended their pleadings to allege fraudulent misrepresentation. UBS has denied these claims. Trial began in April 2014 and concluded in July 2014. A decision is expected in the fourth quarter of 2014.

In separate proceedings brought by KWL against LBBW in Leipzig, Germany, the court ruled in LBBW’s favour in June 2013 and upheld the validity of the STCDO as between LBBW and KWL. KWL has appealed against that ruling and, in May 2014, the appeal court ruled that further evidence be taken on two issues, which is likely to take several months.

In 2011, the former managing director of KWL and two financial advisers were convicted in Leipzig, Germany, on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. Following further criminal proceedings brought against them in Dresden, Germany, relating to the same transactions, they were each convicted of embezzlement in 2013 and given longer sentences. All three have lodged appeals.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

UBS’s balance sheet at 30 September 2014 reflected provisions with respect to matters described in this paragraph 12.6 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that UBS has recognised.

12.7	Puerto Rico

Declines in the market prices of Puerto Rico municipal bonds and of UBS Puerto Rico sole-managed and co-managed closed-end funds (the funds) since August 2013 have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 900 million. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans and whose allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities, certain members of UBS Puerto Rico senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014.

An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial adviser, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In October 2014 UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (“OCFI”) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement UBS will contribute USD 3.5 million to an investor education fund and will offer USD 1.68 million in restitution to certain investors.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (“System”) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (“UBS PR”) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS Puerto Rico senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. Plaintiffs in that action and the federal class action filed in May 2014 described above are now seeking to have those two actions consolidated.

UBS’s balance sheet at 30 September 2014 reflected provisions with respect to matters described in this paragraph 12.7 in amounts that UBS believes to be appropriate under the applicable accounting standard.

As in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that UBS has recognised.

12.8	Foreign exchange, LIBOR and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes UBS’s precious metals and related structured products businesses. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including the FINMA, the Swiss Competition Commission (“WEKO”), the DOJ, the CFTC, the Federal Reserve Board, the FCA (to which certain responsibilities of the U.K. Financial Services Authority (“FSA”) have passed), the U.K. Serious Fraud Office (“SFO”) and the Hong Kong Monetary Authority (“HKMA”). WEKO stated in March 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

Some investigating authorities have initiated discussions of possible terms of a resolution of their investigations. Resolutions may include findings that UBS engaged in attempted or actual misconduct and failed to have controls in relation to its foreign exchange business that were adequate to prevent misconduct. Authorities may impose material monetary penalties, require remedial action plans or impose other non-monetary penalties. In connection with discussions of a possible resolution of investigations relating to UBS’s foreign exchange business with the Antitrust and Criminal Divisions of the DOJ, UBS and the DOJ have agreed in principle to extend the term of the NPA by one year to 18 December 2015. No agreement has been reached on the form of a resolution with the Antitrust or Criminal Divisions of the DOJ. It is possible that other investigating authorities may seek to commence discussions of potential resolutions in the near future. UBS is not able to predict whether any such discussion will result in a resolution of these matters, whether any resolution will be on terms similar to those described above, or the monetary, remedial and other terms on which any such resolution may be achieved.

For more information on certain recent developments on foreign exchange related investigations, see the Section E: “Recent Developments” of Part I: “Information on UBS Group and UBS”.

Foreign exchange-related civil litigation: Several putative class actions have been filed since November 2013 in U.S. federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. The defendants (including UBS) have filed motions to dismiss.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (“MAS”), the HKMA, the FINMA, the various state attorneys general in the U.S., and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on its own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, the FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to the FINMA. UBS Securities Japan Co. Ltd. (“UBSSJ”) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). UBS has ongoing obligations to cooperate with authorities with which it has reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, UBS has agreed, among other things, that for two years from 18 December 2012 UBS will not commit any U.S. crime, and it will advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of U.S. laws concerning fraud or securities and commodities markets. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by the NPA. The MAS, HKMA, the Australian Securities and Investments Commission (“ASIC”) and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, the ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In October 2014, UBS reached a settlement with the European Commission regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and agreed to pay a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the Commission.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the European Commission, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (“Bureau”) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, UBS will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where it has conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to its continuing cooperation. However, the conditional leniency and conditional immunity grants UBS has received do not bar government agencies from asserting other claims and imposing sanctions against UBS, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, UBS is eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under U.S. law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to UBS satisfying the DOJ and the court presiding over the civil litigation of its cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against UBS.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to U.S. dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to U.S. dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the U.S. Commodity Exchange Act, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain U.S. dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (“CEA”) and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims, but the appellate court denied these appeals as premature, without prejudice to bringing the appeals again after final disposition of the LIBOR actions. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In March 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. The complaints allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006, through January 2014, in violation of U.S. antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, UBS’s balance sheet at 30 September 2014 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that UBS has recognised.

12.9	Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

The FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

UBS’s balance sheet at 30 September 2014 reflected a provision with respect to matters described in this paragraph 12.9 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence as in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that UBS has recognised.

12.10	Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (“Pactual”) by UBS to BTG Investments, LP (“BTG”), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.6 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortisation in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being or will be challenged in administrative proceedings. In May 2014, UBS was notified that the administrative court had rendered a decision in favour of the taxpayer, Pactual, in connection with a profit sharing plan assessment relating to an afiliate company. That decision became final in October 2014. In August 2014, UBS was notified that the administrative court had rendered a decision that was largely in favour of the tax authority with respect to the goodwill amortisation assessment. UBS is awaiting a written decision from the administrative court for this matter, at which time an appeal will be taken. In 2013 and 2014, approximately BRL 163 million in tax claims relating to the period for which UBS has indemnification obligations, and for which UBS established provisions, were submitted for settlement through amnesty programmes announced by the Brazilian government.

12.11	Matters relating to the CDS market

In 2013 the EC issued a Statement of Objections against thirteen credit default swap (“CDS”) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (“ISDA”). The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. UBS submitted its response to the Statement of Objections in January 2014 and presented its position in an oral hearing in May 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the U.S. Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolise the market for CDS trading in the U.S. in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In September 2014, the court granted in part and denied in part defendant’s motions to dismiss the complaint.

12.12	Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (“ATS”, also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and FINRA, who reportedly are pursuing similar investigations industry-wide. These inquiries include an SEC investigation that began in early 2012 concerning features of UBS’s ATS, including certain order types and disclosure practices that were discontinued two years ago. UBS is cooperating in these matters. In addition, UBS was among dozens of defendants, including broker dealers, trading exchanges, high frequency trading firms, and dark pool sponsors, named in putative class actions pending in New York federal court, which have been filed on behalf of purchasers and sellers of equity securities. The lawsuits allege principally that the defendants’ equities order handling practices favoured high frequency trading firms at the expense of other market participants, in violation of the federal securities laws. Plaintiffs filed a consolidated amended complaint in September 2014, in which UBS is no longer named as a defendant.

12.13	Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (“UBSFS”) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (“Lehman”), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS was named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws. In August 2013, UBSFS agreed to a proposed USD 120 million settlement of the case, which was approved by the Court in December 2013. Previously, certain of the other underwriter defendants and the former officers and directors of Lehman reached separate settlements regarding the same case. UBSFS also has been named in numerous individual civil suits and customer arbitrations, a small number of which were pending as of 30 September 2014. The individual customer claims, some of which have resulted in awards payable by UBSFS, relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers.

13.	Significant change

13.1	There has been no significant change in the financial or trading position of UBS Group since 10 June 2014, being the date of its incorporation, other than in connection with the exchange offer, UBS Group having accepted for exchange the 3,475,356,441 UBS Shares tendered in the initial offer period as a result of the exchange offer having been declared unconditional on 21 November 2014.

13.2	There has been no significant change in the financial or trading position of the Group since 30 September 2014, being the date to which the most recent interim consolidated financial information on the Group incorporated by reference herein has been prepared.

14.	Auditors

Ernst & Young, Aeschengraben 9, CH-4051 Basel, Switzerland, have been appointed as statutory auditors and as auditors of the consolidated accounts of UBS Group. The auditors are subject to confirmation by the shareholders at the ordinary general meeting on an annual basis. Ernst & Young is a member of the Swiss Institute of Certified Accountants and Tax Consultants based in Zurich, Switzerland.

15.	Consents

Ernst & Young has given and not withdrawn its written consent to the issue of this Prospectus with the inclusion of its name and references thereto in the form and context in which it appears. For the purposes of paragraph 2(2)(f) of Schedule 1 to the Irish Prospectus Regulations, Ernst & Young accepts responsibility for (i) the report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements, dated 6 March 2014, 7 March 2013, and 13 March 2012, with respect to the consolidated financial statements of the Group, included in the UBS 2013 Form 20-F, the UBS 2012 Form 20-F and the UBS 2011 Form 20-F for the years ended 31 December 2013, 2012 and 2011, respectively, filed with the SEC; and (ii) the report of the auditor and the independent registered public accounting firm on the separate financial statements dated 25 September 2014 with respect to the interim financial statements of UBS Group AG as of 18 September 2014 and for the period from 10 June 2014 to 18 September 2014 in the Original IOP Prospectus. To the best of the knowledge and belief of Ernst & Young, who has taken all reasonable care to ensure that such is the case, the information contained in those reports is in accordance with the facts and contains no omission likely to affect its import.

16.	Documents available for inspection

Copies of the following documents shall be maintained in printed format, for free distribution, at the offices of UBS Group for the life of this Prospectus. In addition, the annual and quarterly reports of the Group are published on UBS’s corporate website, at www.ubs.com/investors or a successor address. The articles of association of UBS are also available on UBS’s Corporate Governance website, at www.ubs.com/governance:

(a)	the Articles of UBS Group in German together with an English translation;

(b)	the articles of association of UBS in German together with an English translation;

(c)	the Organization Regulations in German together with an English translation;

(d)	the report from Ernst & Young set out in Section B of Part VI: “Historical Financial Information”;

(e)	the UBS 2013 Form 20-F;

(f)	the UBS 2012 Form 20-F;

(g)	the UBS 2011 Form 20-F;

(h)	the First Quarter 2014 Report;

(i)	the Second Quarter 2014 Report;

(j)	the Third Quarter 2014 Report;

(k)	the letter of consent from Ernst & Young referred to in paragraph 15 above;

(l)	the Original IOP Prospectus and the IOP Prospectus Supplements; and

(m)	this Prospectus.

PART X: DEFINITIONS

The definitions set out below apply throughout this Prospectus, unless the context requires otherwise.

“AGM”	means annual general meeting;

“Articles”	means the articles of association of UBS Group;

“ASIC”	means the Australian Securities and Investments Commission;

“Assured Guaranty”	means Assured Guaranty Municipal Corp.;

“ATS”	means UBS’s alternative trading system (also referred to as a dark pool);

“BIS”	means Bank for International Settlements;

“BMIS”	means the Bernard L. Madoff Investment Securities LLC;

“BNPP”	means BNP Paribas;

“Board of Directors” or “BoD”	means the board of directors of UBS Group expected to be in place at or prior to the time of the capital increase preceding settlement of the UBS Shares tendered into the initial offer period, or the board of directors of UBS Group from time to time appointed in accordance with the Articles, as the context so requires;

“BTG”	means BTG Investments, LP;

“Bureau”	means the Canadian Competition Bureau;

“CDS”	means credit default swap;

“CEA”	means the U.S. Commodity Exchange Act;

“CET1”	means common equity tier 1;

“CFTC”	means the Commodity Futures Trading Commission;

“CS”	means Credit Suisse AG;

“Depfa”	means Depfa Bank plc;

“DFS”	means the New York Department of Financial Services;

“Director”	means the director named on page 22 as the sole director of UBS Group as of the date of this Prospectus;

“Dodd-Frank”	means the Dodd-Frank Wall Street Reform and Consumer Protection Act;

“DOJ”	means the U.S. Department of Justice;

“DTC”	means The Depository Trust Company, New York;

“EC”	means the European Commission;

“EEA”	means the European Economic Area;

“EOP”	means an Equity Ownership Plan;

“ERISA”	means the Employee Retirement Income Security Act;

“Ernst & Young”	means Ernst and Young Ltd;

“EU”	means the European Union;

“EU Prospectus Regulation”	means Regulation (EC) No 809/2004 of 29 April 2004 implementing Directive 2003/71/EC of the European Parliament and the Council as regards information contained in the prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisement, as amended;

“EURIBOR”	means the Euro Interbank Offered Rate;

“exchange offer”	means the exchange offer made by UBS Group in the initial offer period and the subsequent offer period comprised of separate offers (respectively, the “U.S. offer” and the “Swiss offer”, and collectively, the “exchange offer”) to acquire any and all issued UBS Shares in exchange for UBS Group Shares;

“Fannie Mae”	means the Federal National Mortgage Association;

“FCA”	means the U.K. Financial Conduct Authority;

“Federal Reserve Board”	means the U.S. Board of Governors of the Federal Reserve System;

“FHFA”	means the Federal Housing Finance Agency;

“FINMA”	means the Swiss Financial Market Supervisory Authority;

“First Quarter 2014 Report”	means UBS’s report on Form 6-K filed with the SEC on 6 May 2014 for the first quarter 2014, including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as of or for the quarter ended 31 March 2014;

“France”	means the Republic of France;

“FSA”	means the U.K. Financial Services Authority;

“GEB”	means the Group Executive Board of UBS or UBS Group, as the context so requires;

“Germany”	means the Federal Republic of Germany;

“Group”	means UBS and its consolidated subsidiaries up to the time of the first capital increase of UBS Group in connection with the initial settlement of the exchange offer and after such capital increase, means UBS Group and its consolidated subsidiaries;

“Group CEO”	means the chief executive officer of the Group;

“Group CFO”	means the chief financial officer of the Group;

“HIBOR”	means the Hong Kong Interbank Offered Rate;

“HKMA”	means the Hong Kong Monetary Authority;

“IAS”	means International Accounting Standards;

“IAS 19R”	means the International Accounting Standard 19 Employee Benefits;

“IASB”	means International Accounting Standards Board;

“IFRS”	means International Financial Reporting Standards;

“initial offer period”	means the period of the exchange offer that commenced on 14 October 2014 and expired on 20 November 2014;

“IOP Prospectus”	means the Original IOP Prospectus, as amended and supplemented by the IOP Prospectus Supplements;

“IOP Prospectus Supplements”	means the IOP Prospectus Supplement No. 1 and the IOP Prospectus Supplement No. 2;

“IOP Prospectus Supplement No. 1”	means the supplementary prospectus to the Original IOP Prospectus published on 3 November 2014;

“IOP Prospectus Supplement No. 2”	means the supplementary prospectus to the Original IOP Prospectus published on 14 November 2014;

“Irish Prospectus Regulations”	means the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (as amended);

“ISDA”	means the International Swaps and Derivatives Association;

“Issuer”	means UBS Group;

“KWL”	means the Kommunale Wasserwerke Leipzig GmbH;

“LBBW”	means the Landesbank Baden-Württemberg;

“Lehman”	means Lehman Brothers Holdings Inc.;

“LIBOR”	means the British Bankers’ Association London Interbank Offered Rate;

“Luxembourg”	means the Grand Duchy of Luxembourg;

“MAS”	means the Monetary Authority of Singapore;

“MergeCo”	means a merger subsidiary of UBS Group, which will survive the transaction;

“nominee agreement”	means an agreement between UBS or UBS Group and a nominee who holds UBS Shares or UBS Group Shares in its own name but for the account of third parties, as shareholders with voting rights in the share register of UBS or UBS Group, confirming the nominee’s willingness to disclose to UBS or UBS Group any individual beneficial owner holding more than 0.3% of all issued UBS Shares or UBS Group Shares upon request;

“NPA”	means non-prosecution agreement;

“NYAG”	means the New York State Attorney General;

“NYSE”	means the New York Stock Exchange;

“OCFI”	means the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico;

“Option ARMs”	means option adjustable-rate mortgages;

“Organization Regulations”	means the organization regulations of UBS;

“Original IOP Prospectus”	means the prospectus prepared by UBS Group and published on 30 September 2014 in connection with the public offering of shares of UBS Group in the initial offer period.

“OTC”	means over-the-counter;

“Pactual”	means Banco UBS Pactual S.A.;

“Plan”	means the revised First Amended Joint Chapter 11 Plan of Reorganisation of Eastman Kodak Company and its Debtor Affiliates;

“preferred notes”	means UBS outstanding subordinated notes classified as equity instruments under IFRS;

“Prospectus”	means this document relating to UBS Group and the UBS Group Shares prepared by UBS Group and approved under the Prospectus Directive;

“Prospectus Directive”	means Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended;

“Proposed Directors”	means the proposed directors named on page 22, who are expected to become members of the BoD of UBS Group at or prior to the time of the capital increase preceding the initial settlement date of the exchange offer;

“resolvability”	means the term used, in particular, with respect to systemically important financial institutions to the possibility to resolve an institution of this type in an orderly manner, without exposing taxpayers to loss, while maintaining continuity of the institution’s vital economic functions;

“RFC”	means the Residential Funding Company LLC;

“RMBS”	means residential mortgage-backed securities;

“SEC”	means the U.S. Securities and Exchange Commission;

“SIS”	means the SIX SIS AG;

“Second Quarter 2014 Report”	UBS’s report on Form 6-K filed with the SEC on 29 July 2014 for the second quarter 2014, including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as of or for the six months ended 30 June 2014;

“Securities Act”	means the U.S. Securities Act of 1933, as amended;

“SESTA squeeze-out”	means the statutory squeeze-out procedure under Swiss law to be effected if UBS Group acquires more than 98% of the UBS Shares within three months after the exchange offer;

“SFO”	means the U.K. Serious Fraud Office;

“SIGTARP”	means the Special Inspector General for the Troubled Asset Relief Program;

“SIS Settlement System”	means the securities settlement system operated by SIX SIS AG;

“SIX Swiss Exchange”	means the SIX Swiss Exchange AG;

“squeeze-out”	means either a squeeze-out merger or a SESTA squeeze-out;

“squeeze-out merger”	means the squeeze-out procedure under Swiss law to be effected if UBS Group acquires between 90% and 98% of the total UBS Shares within three months after the exchange offer;

“SRB”	means systemically relevant bank;

“STCDO/CDS”	means a single-tranche collateralised debt obligation/credit default swap;

“Swiss Code of Obligations”	means the Swiss Code of Obligations dated 30 March 1911, as amended;

“Swiss offer”	means the exchange offer being made by UBS Group to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to the Swiss offer documentation, including, for holders of UBS Shares located in one or more member states of the EEA, this Prospectus;

“Swiss offer documentation”	means the document prepared by UBS Group for the purposes of the Swiss offer pursuant to Swiss law and approved by the Swiss takeover panel;

“Swiss Stock Exchange Act” or “SESTA”	means the Swiss Federal Act on Stock Exchanges and Securities Trading dated 24 March 1995, as amended;

“Swiss tender deadline”	is expected to be 10 December 2014 at 4:00 p.m., Swiss time;

“System”	means the Employee Retirement System of the Commonwealth of Puerto Rico;

“third-party RMBS”	means the RMBS issued by third parties in securitisations in which UBS acted as underwriter;

“Third Quarter 2014 Report”	UBS’s report on Form 6-K filed with the SEC on 28 October 2014 for the third quarter 2014, including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as of or for the nine months ended 30 September 2014;

“TIBOR”	means the Tokyo Interbank Offered Rate;

“Transactions”	means the three RMBS securitisations at issue in the Trustee Suit;

“Trustee Suit”	means the action certain RMBS trusts filed in the Southern District of New York;

“UBS”	means UBS AG, a stock corporation (Aktiengesellschaft) founded in accordance with Swiss law in 1978 for an indefinite period, which is currently both the ultimate parent company and the primary operating entity of the Group;

“UBS 2011 Form 20-F”	means UBS’s Annual Report on Form 20-F for the year ended 31 December 2011 filed with the SEC on 15 March 2012;

“UBS 2012 Form 20-F”	means UBS’s Annual Report on Form 20-F for the year ended 31 December 2012 filed with the SEC on 14 March 2013;

“UBS 2013 Form 20-F”	means UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 filed with the SEC on 14 March 2014;

“UBS Group”	means UBS Group AG, a stock corporation (Aktiengesellschaft) incorporated under the laws of Switzerland, which, upon completion of the initial settlement of the exchange offer, is intended to become the parent company of UBS and the holding company of the Group;

“UBS Group Shares”	means the registered shares of UBS Group with a nominal value of CHF 0.10 each;

“UBS PR”	means UBS Financial Services Inc. of Puerto Rico;

“UBS RESI”	means UBS Real Estate Securities Inc., a subsidiary of UBS;

“UBS Shares”	means the ordinary shares of UBS with a nominal value of CHF 0.10 each;

“UBS-sponsored RMBS”	means approximately USD 3 billion in original face amount of RMBS issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitisation trust and made representations and warranties about those loans;

“UBSFS”	means UBS Financial Services Inc.;

“UBSSJ”	means UBS Securities Japan Co. Ltd.;

“U.K.” or “United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland;

“U.S.” or “United States”	means the United States of America;

“U.S. offer”	means the exchange offer being made by UBS Group to all holders of UBS Shares located in the U.S. pursuant to separate offer documentation;

“U.S. registration statement”	means the registration statement relating to the UBS Group Shares to be offered to holders of UBS Shares located in the U.S. and filed with the SEC; and

“WEKO”	means the Swiss Competition Commission.

ANNEX A:

OPERATING AND FINANCIAL REVIEW

The “Key Figures” section of this Annex A has been derived from the annual and interim financial statements of the Group and from Group accounting records as specified therein. Unless otherwise indicated in italics, all other information set out in this Annex A has been selected and extracted without adjustment from relevant portions of the UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS 2011 Form 20-F, the First Quarter 2014 Report, the Second Quarter 2014 Report and the Third Quarter 2014 Report for purposes of meeting the requirements of Annex 1, item 9 of the EU Prospectus Regulation applicable to this Prospectus. Information included in this Annex A in italics has not been so extracted, but has been included herein for purposes of meeting the requirements of Annex 1, item 9 of the EU Prospectus Regulation applicable to this Prospectus, or otherwise to indicate where further information can be found in the respective document incorporated herein by reference. Prospective investors should read this Prospectus and the documents incorporated herein by reference in their entirety before making any investment decision in relation to the exchange offer.

As used in this Annex A, the terms “we”, “us”, “our”, “UBS” and “Group” refer to UBS AG and its consolidated subsidiaries as at the relevant time period indicated therein, unless the context requires otherwise. Save as otherwise defined in this Annex A, certain other terms used in this section, including capitalised terms and certain technical and other items, are defined and explained in Part X: “Definitions”. All references in the Annex A to “this report” or sections thereof refer to the report or section thereof from which the relevant text was extracted, as indicated by the relevant boxed caption.

Key Figures

	As of or for the nine months ended 30 September		As of or for the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012		2011
	(unaudited)		(audited, except where indicated)
Group results
Operating income	21,281	21,425	27,732		25,423		27,788
Operating expenses	19,224	18,602	24,461		27,216		22,482
Operating profit/(loss) before tax	2,057	2,823	3,272		(1,794)		5,307
Net profit/(loss) attributable to UBS shareholders	2,609	2,255	3,172		(2,480)		4,138

Diluted earnings per share (CHF)	0.68	0.59	0.83		(0.66)		1.08

Key performance indicators
Profitability
Return on equity (RoE) (%)(1)	7.1	6.4	6.7	*	(5.1	)*	9.1	*
Return on assets, gross (%)(2)	2.8	2.5	2.5	*	1.9	*	2.1	*
Cost/income ratio (%)(3)	90.3	86.7	88.0	*	106.6	*	80.7	*

Growth
Net profit growth (%)(4)	15.7	—	—		—		(44.5	)*
Net new money growth for combined wealth management businesses (%)(5)	2.7	3.6	3.4	*	3.2	*	2.4	*

Resources
Common equity tier 1 capital ratio (fully applied, %)(6)(7)	13.7	11.9	12.8	*	9.8	*	—
Swiss SRB leverage ratio (phase-in, %)(8)	5.4	4.2	4.7	*	3.6	*	—

Additional information
Profitability
Return on tangible equity (%)(9)	8.3	7.6	8.0	*	1.6	*	11.9	*
Return on risk-weighted assets, gross (%)(10)	12.4	11.5	11.4	*	12.0	*	13.7	*

	As of or for the nine months ended 30 September		As of or for the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012		2011
	(unaudited)		(audited, except where indicated)
Resources
Total assets	1,049,258	1,049,101	1,018,374	*(11)	1,259,797		1,416,962
Equity attributable to UBS shareholders	50,824	47,403	48,002		45,949		48,530

Common equity tier 1 capital (fully applied)(7)	30,047	26,019	28,908		25,182	*	—
Common equity tier 1 capital (phase-in)(7)	42,464	38,963	42,179		40,032	*	—
Risk-weighted assets (fully applied)(7)	219,296	218,926	225,153	*	258,113	*	—
Risk-weighted assets (phase-in)(7)	222,648	222,306	228,557	*	261,800	*	—
Common equity tier 1 capital ratio (phase-in, %)(6)(7)	19.1	17.5	18.5	*	15.3	*	—
Total capital ratio (fully applied, %)(7)	18.7	14.3	15.4	*	11.4	*	—
Total capital ratio (phase-in, %)(7)	24.9	21.8	22.2	*	18.9	*	—
Swiss SRB leverage ratio (fully applied, %)(8)	4.2	3.0	3.4	*	2.4	*	—
Swiss SRB leverage ratio denominator (fully applied)(12)	985,071	1,055,956	1,020,247	*	1,206,214	*	—
Swiss SRB leverage ratio denominator (phase-in)(12)	991,730	1,063,294	1,027,864	*	1,216,561	*	—
BIS tier 1 capital, Basel 2.5	—	—	—		40,982		38,370
BIS risk-weighted assets, Basel 2.5	—	—	—		192,505	*	240,962	*
BIS tier 1 capital ratio, Basel 2.5 (%)	—	—	—		21.3	*	15.9	*
BIS total capital ratio, Basel 2.5 (%)	—	—	—		25.2	*	17.2	*

Other
Average equity to average total assets (%)(13)	—	—	4.0	*	3.4	*	3.2	*
Invested assets (CHF billion)(14)	2,640	2,339	2,390		2,230		2,088
Market capitalisation	64,047	71,066	65,007	*	54,729	*	42,843	*
Total book value per share (CHF)	13.54	12.58	12.74	*	12.26	*	12.95	*
Tangible book value per share (CHF)	11.78	10.89	11.07	*	10.54	*	10.36	*
Registered ordinary shares (number)	3,844,336,002	3,841,428,598	3,842,002,069		3,835,250,233		3,832,121,899
Treasury shares (number)	90,688,181	74,161,825	73,800,252		87,879,601		84,955,551
Personnel (full-time equivalents)	60,292	60,635	60,205	*	62,628	*	64,820	*
Americas	21,166	21,436	21,317	*	21,995	*	22,924	*
of which: U.S.A.	19,905	20,161	20,037	*	20,833	*	21,746	*
Asia Pacific	7,405	7,127	7,116	*	7,426	*	7,690	*
Europe, Middle East and Africa	10,205	10,137	10,052	*	10,829	*	11,019	*
of which: United Kingdom	5,471	5,695	5,595	*	6,459	*	6,674	*
of which: Rest of Europe	4,568	4,286	4,303	*	4,202	*	4,182	*
of which: Middle East and Africa	166	156	153	*	167	*	162	*
Switzerland	21,516	21,936	21,720	*	22,378	*	23,188	*

*	unaudited
(1)	Net profit / loss attributable to UBS shareholders (annualised as applicable) / average equity attributable to UBS shareholders.
(2)	Operating income before credit loss (expense) or recovery (annualised as applicable) / average total assets.
(3)	Operating expenses / operating income before credit loss (expense) or recovery.
(4)	Change in net profit attributable to UBS shareholders from continuing operations between current and comparison periods / net profit attributable to UBS shareholders from continuing operations of comparison period. Not meaningful and not included if either the reporting period or the comparison period is a loss period.
(5)	Combined Wealth Management’s and Wealth Management Americas’ net new money for the period (annualised as applicable) / invested assets at the beginning of the period. Figures for the periods ended 31 December 2013, 2012 and 2011 are derived from the accounting records of the Group.
(6)	Common equity tier 1 capital / risk-weighted assets.
(7)	Based on the Basel III framework as applicable to Swiss systemically relevant banks (“SRB”), which became effective in Switzerland on 1 January 2013. The information provided on a fully applied basis entirely reflects the effects of the new capital deductions and the phase out of ineligible capital instruments. The information provided on a phase-in basis gradually reflects those effects during the transition period. Numbers for 31 December 2012 are calculated on an estimated basis described below and are referred to as “pro-forma” in this prospectus. Some of the models applied when calculating 31 December 2012 pro-forma information required regulatory approval and included estimates (as discussed with UBS’s primary regulator) of the effect of new capital charges. These figures are not required to be presented, because Basel III requirements were not in effect on 31 December 2012. They are nevertheless included for comparison reasons, because the Basel III requirements were effective as of 1 January 2013.
(8)	Swiss SRB Basel III common equity tier 1 capital and loss-absorbing capital / total adjusted exposure (leverage ratio denominator). The Swiss SRB leverage ratio came into force on 1 January 2013. Numbers for 31 December 2012 are on a pro-forma basis (see footnote 7 above).
(9)	Net profit / loss attributable to UBS shareholders before amortisation and impairment of goodwill and intangible assets (annualised as applicable) / average equity attributable to UBS shareholders less average goodwill and intangible assets.
(10)	Operating income before credit loss (expense) or recovery (annualised as applicable) / average risk-weighted assets. Based on Basel III risk-weighted assets (phase-in) for 2014 and 2013, on Basel 2.5 risk-weighted assets for 2012 and on Basel II risk-weighted assets for 2011.
(11)	On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32. The number of total assets as of 31 December 2013 is derived from the Third Quarter 2014 Report.
(12)	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represents the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Numbers for 31 December 2012 are on a pro-forma basis (see footnote 7 above). Swiss SRB leverage ratio denominator information on a fully applied basis as of year-end 2013 and 2012 is derived from the accounting records of the Group.
(13)	Information only reported on an annual basis.
(14)	Group invested assets includes invested assets for Retail & Corporate.

Income statement data

	For the nine months ended 30 September		For the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012	2011
	(unaudited)		(audited, except where indicated)
Interest income	9,880	10,172	13,137		15,968	17,969
Interest expense	(5,192)	(5,932)	(7,351)		(9,990)	(11,143)
Net interest income	4,688	4,240	5,786		5,978	6,826
Credit loss (expense)/recovery	(18)	(35)	(50)		(118)	(84)
Net interest income after credit loss (expense)/recovery	4,670	4,204	5,736		5,860	6,742
Net fee and commission income	12,680	12,190	16,287		15,396	15,236
Net trading income	3,404	4,526	5,130		3,526	4,343
Other income	526	505	580		641	1,467
Total operating income	21,281	21,425	27,732		25,423	27,788
Total operating expenses	19,224	18,602	24,461		27,216	22,482
Operating profit/(loss) before tax	2,057	2,823	3,272		(1,794)	5,307
Tax expense/(benefit)	(665)	361	(110)		461	901
Net profit/(loss)	2,722	2,462	3,381		(2,255)	4,406

Net profit/(loss) attributable to preferred noteholders	111	204	204		220	—
Net profit/(loss) attributable to non-controlling interests	2	3	5		5	268
Net profit/(loss) attributable to UBS shareholders	2,609	2,255	3,172		(2,480)	4,138

Cost/income ratio (%)	90.3	86.7	88.0	*	106.6 *	80.7	*

Per share data (CHF)
Basic earnings per share	0.69	0.60	0.84		(0.66)	1.10
Diluted earnings per share	0.68	0.59	0.83		(0.66)	1.08
Cash dividends declared per share (CHF)(1)	—	—	0.25		0.15	0.10
Cash dividends declared per share (USD)(1)	—	—	0.28	*	0.16 *	0.11	*
Dividend payout ratio (%)(1)	—	—	29.8	*	(22.7)*	9.1	*

Rates of return (%)
Return on equity attributable to UBS shareholders	7.1	6.4	6.7	*	(5.1)*	9.1	*
Return on average equity(2)	—	—	6.7	*	(5.0)*	9.1	*
Return on average assets(2)	—	—	0.3	*	(0.2)*	0.3	*

*	unaudited.
(1)	Dividends and/or distribution of capital contribution reserve are normally approved and paid in the year subsequent to the reporting period.
(2)	Information only reported on an annual basis.

Balance Sheet data

	As of 30 September	As of 31 December
CHF million	2014	2013		2012	2011
	(unaudited)	(audited, except where indicated)
Assets
Total assets	1,049,258	1,018,374	*(1)	1,259,797	1,416,962
Cash and balances with central banks	108,745	80,879		66,383	40,638
Due from banks	17,041	17,170		21,220	23,218
Cash collateral on securities borrowed	26,020	27,496		37,372	58,763
Reverse repurchase agreements	68,050	91,563		130,941	213,501
Trading portfolio assets	130,413	122,848		160,564	181,525
of which: assets pledged as collateral which may be sold or repledged by counterparties	49,322	42,449		44,698	39,936
Positive replacement values	247,580	254,084	*(1)	418,957	486,584
Cash collateral receivables on derivative instruments	31,171	28,271	*(1)	30,413	41,322
Loans	310,262	286,959		279,901	266,604
Financial investments available-for-sale	55,956	59,525		66,230	53,174
Other assets	24,301	20,228		17,244	15,492

Liabilities
Due to banks	11,796	12,862		23,024	30,201
Cash collateral on securities lent	9,241	9,491		9,203	8,136
Repurchase agreements	13,991	13,811		38,557	102,429
Trading portfolio liabilities	28,434	26,609		34,247	39,480
Negative replacement values	244,029	248,079	*(1)	395,260	473,400
Cash collateral payables on derivative instruments	42,403	49,526	*(1)	71,148	67,114
Financial liabilities designated at fair value	70,725	69,901		91,901	88,982
Due to customers	401,786	390,825		373,459	342,409
Debt issued	98,917	81,586		104,837	140,617
Other liabilities	70,293	62,777		66,523	69,633
Equity attributable to UBS shareholders	50,824	48,002		45,949	48,530

*	unaudited.
(1)	On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32.

Section A: Current Market Climate and Industry Drivers

Section A: “Current Market Climate and Industry Drivers” is incorporated herein by reference and can be found on pages A-5 to A-13 of the Original IOP Prospectus.

Section B: Regulatory Developments

Section B: “Regulatory Developments” is incorporated herein by reference and can be found in the following documents:

Reference documents	Section incorporated by reference	Page numbers in reference document
Original IOP Prospectus	Annex A, Section B: “Regulatory Developments”	A-13-A-28

IOP Prospectus Supplement No. 1	Paragraph 20.3	78-81

Section C: Measures of Performance

Section C: “Measures of Performance” is incorporated herein by reference and can be found on pages A-28 to A-34 of the Original IOP Prospectus.

Section D: Significant Accounting and Financial Reporting Changes

Section D: “Significant Accounting and Financial Reporting Changes” is incorporated herein by reference and can be found on pages A-34 to A-39 of the Original IOP Prospectus.

Section E: Financial and Operating Performance

Section E: “Financial and Operating Performance” is incorporated herein by reference and can be found in the following documents:

Reference documents	Section incorporated by reference	Page numbers in reference document
Original IOP Prospectus	Annex A, Section C: “Measures of Performance”	A-39-A-120

IOP Prospectus Supplement No. 1	Paragraph 20.4	82-109

Section F: Balance Sheet – First, Second and Third Quarter of 2014

Section F: “Balance Sheet – First, Second and Third Quarter of 2014” is incorporated herein by reference and can be found in the following documents:

Reference documents	Section incorporated by reference	Page numbers in reference document
Original IOP Prospectus	Annex A, Section F: “Balance Sheet – First and Second Quarter of 2014”	A-121-A-128

IOP Prospectus Supplement No. 1	Paragraphs 20.5 and 20.6	109-111

Section G: Balance Sheet and Off-Balance Sheet Arrangements – 2013, 2012 and 2011

Section G: “Balance Sheet and Off-Balance Sheet Arrangements – 2013, 2012 and 2011” is incorporated herein by reference and can be found on pages A-128 to A-147 of the Original IOP Prospectus.

Section H: Cash Flows

Section H: “Cash Flows” is incorporated herein by reference and can be found in the following documents:

Reference documents	Section incorporated by reference	Page numbers in reference document
Original IOP Prospectus	Annex A, Section H: “Cash Flows”	A-147-A-151

IOP Prospectus Supplement No. 1	Paragraphs 20.7 and 20.8	111-112

ANNEX B:

BOARD REPORT OF UBS

Annex B: “Board Report of UBS” is incorporated herein by reference and can be found on pages B-1 to B-5 of the Original IOP Prospectus.

B-1

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